Bristol Myers Squibb®

2025 ANNUAL REPORT







Bristol Myers Squibb®

Transforming patients' lives through science™

Our Mission
To discover, develop and deliver innovative medicines that help patients prevail over serious diseases

Our Vision
To be the world's leading biopharma company that transforms patients' lives through science

Our Values
Integrity • Innovation • Urgency
Passion • Accountability • Inclusion

Geri and Jim's story

Geri and Jim's inspiring journey began when Geri was diagnosed with Alzheimer's in her mid-60s — a moment that transformed fear into advocacy and hope. Together, they dedicated more than a decade to clinical trials, community empowerment and patient advocacy, leading Voices of Alzheimer's and touching countless families. Even after Geri's recent passing, Jim's commitment endures, fueled by the dream that future generations — including Geri's descendants — won't have to worry about Alzheimer's. Their journey reflects resilience and an ongoing commitment to advancing care and support for families affected by Alzheimer's.



A LETTER FROM

Chris

Christopher Boerner, Ph.D.
Board Chair and Chief Executive Officer

Dear Fellow Shareholders,

Since becoming CEO, I've discussed the importance of strengthening Bristol Myers Squibb's foundation to navigate near-term challenges and deliver on the significant opportunities ahead. In 2025, we did just that, and we have conviction in our ability to continue making meaningful progress.

We're relentlessly focused on execution to accelerate our Growth Portfolio's performance and advance our innovative pipeline. At the same time, our strong financial flexibility enables us to invest in the business and deliver value to shareholders. This work remains grounded in a collective goal — building a company that has the substrate to deliver industry-leading, sustainable growth into the 2030s and beyond.

Growth Portfolio in Focus

2025 was a year of disciplined execution across every aspect of our business.

This was particularly evident in our Growth Portfolio, with revenues increasing 17% to $26.4 billion, representing another year of double-digit growth. This portfolio, by design, is comprised of multiple, durable medicines early in their lifecycles with a long runway ahead. *Breyanzi, Opdualag* and *Camzyos* each delivered over $1 billion in revenue for the full year, while *Reblozyl* surpassed $2 billion. 2025 marked the first full year on the market for our two newest additions, *Cobenfy* and *Qvantig*, which both saw steady growth. We also added depth through various clinical and regulatory milestones while preparing for multiple new product launch opportunities that can further strengthen the portfolio.

Continued on next page...



Our efforts mark another step toward ensuring the BMS of the future isn't overly reliant on one or two blockbuster products. But for this to be sustainable, it requires a deep bench of developmental assets with significant commercial potential. We've been deliberate about our pipeline decisions for that very reason, and it has led to us advancing a truly differentiated pipeline of important medicines.

From Data Rich to Durable Growth

Our pipeline presents massive opportunity. We have the potential to deliver 10+ new medicines and 30+ new indications by 2030.

2026 will be very busy with respect to the breadth and depth of our pipeline. We expect several key readouts, the pace of which should increase throughout the year. These are novel assets differentiated from existing and future competitor products that focus on treating large, underserved patient populations:

- Our oral CELMoDs iberdomide and mezigdomide have the potential to build on BMS's leadership in multiple myeloma. What we really like about these assets – and this entire platform – is the potential for these degraders to be combined with standard of care, as well as newer treatments like CAR-T and T-cell engineered antibodies.

- Our Factor XIa (FXIa) inhibitor, milvexian, extends our legacy in modern thrombotic care and has the potential to transform anticoagulation therapy. In fact, milvexian is uniquely positioned to be the only oral FXIa inhibitor approved for atrial fibrillation and potentially a best-in-class treatment in secondary stroke prevention where anticoagulants are not approved today.

- Our LPA1 antagonist, admilparant, is a potential first-in-class product that could redefine the standard of care in pulmonary fibrosis as a differentiated treatment for idiopathic pulmonary fibrosis and progressive pulmonary fibrosis. The disease burden in these areas is high and innovation in treatment has been limited.

- Our broad development program with *Cobenfy* is exploring new boundaries for brain health, with data expected in Alzheimer's Disease Psychosis. We are also pursuing programs in Alzheimer's Disease Agitation and Alzheimer's Disease Cognition, bipolar-I disorder and autism irritability, building on *Cobenfy's* early progress in schizophrenia where we introduced the first new mechanism of action in decades.

- Our partnership with BioNTech exemplifies our balanced and strategic approach to business development. We are co-developing pumitamig, a PD-L1/VEGF-A bispecific with significant potential across multiple tumor types. This is a space we know well, and we have multiple studies underway.

The above list is just a snapshot of the wave of near-term data expected from our pipeline.

Delivering on this potential demands exquisite execution, decisive actions and an agile operating model that enables speed. It's why we've undertaken

1 Subject to the normal quarterly review by the Board of Directors.
2 Also 17% when adjusted for foreign exchange. A reconciliation of GAAP to non-GAAP measures can be found on our website at bms.com. See, "Quarterly package of financial information" available on bms.com/investors for additional information on the limitations of non-GAAP financial measures.
3 Represents cash returned through the dividend.





efforts to rewire how we operate, including through the use of AI and other technologies. For example, we've harnessed AI within R&D, putting us on track to reduce clinical development timelines by approximately 30%. We've also expanded its use to all employees across the enterprise, and it's yielding results.

Our strong financial position gives us the strategic flexibility to deploy capital across multiple pathways. We'll continue to prioritize internal and external innovation, invest behind growth drivers and deliver value for investors. 2026 marks our 17th consecutive annual dividend increase[1] and the 94th consecutive year we've paid a dividend.

Anchored in Our Mission, Positioned for Our Future

It's an exciting time for BMS. When you look at our business holistically, you can see the future move into view. Underpinning that future is our talented workforce, which is driven by the knowledge that the work we do is meaningfully impacting the lives of patients around the world, many of whom are facing serious, life-threatening diseases.

We look ahead with a clear sense of purpose at Bristol Myers Squibb. Please know that your support is critical for us to deliver on our mission.

Sincerely,

Christopher Boerner, Ph.D.
Board Chair and Chief Executive Officer

March 25, 2026

2025 Highlights

Revenue Overview

Total Revenues

$48.2B

Growth Portfolio Revenues	YoY Change in Growth Portfolio Revenues[2]
$26.4B	17%

Important Pipeline Advancements in 2025

14 approvals from FDA and other major markets

10 IND approvals	**$10.0B** invested in R&D

Financial Strength and Shareholder Returns

$14.2B in Cash Flow from Operating Activities

$11.1B Cash and Marketable Securities	**$5.0B** Returned Cash to Shareholders[3]

Looking ahead, we're entering a data-rich period with the potential to deliver...

10+ new product launch opportunities	**30+** major LCM indications

...by the end of this decade.

Development Portfolio by Therapeutic Area

Listed below are our clinical studies and approved indications for our marketed products in the related therapeutic area as of February 5, 2026. Whether any of the listed compounds ultimately becomes a marketed product depends on the results of clinical studies, the competitive landscape of the potential product's market, reimbursement decisions by payers and the manufacturing processes necessary to produce the potential product on a commercial scale, among other factors. There can be no assurance that we will seek regulatory approval of any of these compounds or that, if such approval is sought, it will be obtained. There is also no assurance that a compound which gets approved will be commercially successful. At this stage of development, we cannot determine all intellectual property issues or all the patent protection that may, or may not, be available for these investigational compounds.



Hematology

Phase I

Investigational Compounds

BCL6 LDD

– Lymphoma

CD33-GSPT1 ADC

– AML

Dual Targeting BCMAxGPRC5D CAR T

– RRMM

HbF Activating CELMoD

– Sickle Cell Disease

mezigdomide + elranatamab

– RRMM

Phase II

Additional Indications

REBLOZYL⁺

– α-Thalassemia

Investigational Compounds

arlo-cel

– 4L+ MM

golcadomide

– 1L FL

Phase III

Additional Indications

OPDIVO⁺

– 1L cHL

REBLOZYL⁺

– 1L NTD MDS Associated Anemia

– 1L TD MF Associated Anemia

Investigational Compounds

arlo-cel

– 2-4L MM

golcadomide

– 2L+ FL

– High Risk 1L LBCL

iberdomide

– 2L+ MM

– Post-Autologous Stem Cell Transplant Maintenance NDMM

mezigdomide

– 2L+ MM Kd

– 2L+ MM Vd

Approved Indications

ABECMA

– 3L+ Triple-Class Exposed RRMM

BREYANZI

– 2L+ LBCL

– 3L+ CLL/SLL

– 3L+ FL

– 3L+ MCL

– 3L+ MZL

EMPLICITI + POMALYST/IMNOVID

– RRMM

EMPLICITI + REVLIMID

– RRMM

IDHIFA

– R/R AML

INREBIC

– MF

ONUREG

– Post-Induction AML Continued Treatment/Maintenance

OPDIVO⁺

– R/R cHL

POMALYST/IMNOVID

– RRMM

– AIDS related Kaposi Sarcoma

– HIV-negative Kaposi Sarcoma

REBLOZYL⁺

– TD Beta-Thalassemia Associated Anemia

– MDS RS or MDS/MPN-RS-T Adult Patients and Previously Treated with ESA

– MDS Associated Anemia in ESA naïve patients who may require RBC Transfusion

REVLIMID

– MCL

– MDS

– MM

– FL

– MZL

– R/R T-Cell Leukemia

SPRYCEL

– 1L CML

– Acute Lymphoblastic Leukemia with Resistance or Intolerance to Prior Therapy

– Refractory CML

Note: Above pipeline excludes clinical collaborations

⁺ Development Partnerships: Anti-CCR8 + nivolumab, nivolumab + relatlimab HD, *OPDIVO, YERVOY*: Ono; BMS-986495: Prothena; *COBENFY (KarXT), AUGTYRO*: Zai Lab; pumitamig (BNT327/BMS-986545): BioNTech; iza-bren: SystImmune; milvexian: Johnson & Johnson; obexelimab: Zenas BioPharma; *REBLOZYL*: Merck

Partner-run study

Oncology

Phase I

Investigational Compounds

Anti-CCR8
– Solid Tumors

BMS-986460
– Prostate Cancer

BMS-986482
– Solid Tumors

BMS-986488
– Solid Tumors

BMS-986500
– Solid Tumors

BMS-986506
– Solid Tumors

BMS-986517
– Solid Tumors

BMS-986523
– Solid Tumors

BMS-986525
– R/R SCLC

CD40xFAP Bispecific
– Solid Tumors

CEACAM5-TOPO1 ADC
– Solid Tumors

iza-bren⁺
– 1L NSCLC#
– Metastatic NSCLC
– Solid Tumors#

navlimetostat (PRMT5 Inhibitor)
– Solid Tumors

pumitamig⁺
– 1L HCC
– 1L RCC

RYZ101
– ES-SCLC
– HR+/HER2-Unresectable Metastatic Breast Cancer

RYZ401
– Solid Tumors

RYZ801
– HCC

WEE1 CELMoD
– Solid Tumors

Phase II

Additional Indications

OPDIVO QVANTIG + YERVOY⁺
– 1L NSCLC

Investigational Compounds

pumitamig⁺
– 1L Microsatellite Stable CRC
– 1L Gastric Cancer
– 2L NSCLC#

iza-bren⁺
– 1L TNBC
– EGFR-mutated Post-TKI NSCLC
– Post-IO Metastatic Urothelial Cancer

navlimetostat (PRMT5 Inhibitor)
– 1L NSCLC
– 1L PDAC
– 2L NSCLC

Phase III

Additional Indications

KRAZATI
– 1L NSCLC PD-L1≥50%
– 1L NSCLC
– 2L CRC

OPDIVO⁺
– Adjuvant HCC
– Peri-adjuvant MIUC

Investigational Compounds

AR LDD
– mCRPC

atigotatug + nivolumab
– 1L ES-SCLC

nivolumab + relatlimab HD⁺
– 1L NSCLC PD-L1≥1%

pumitamig⁺
– 1L ES-SCLC#
– 1L NSCLC#
– 1L NSCLC PD-L1≥50%
– 1L TNBC#
– Stage III NSCLC

RYZ101
– 2L+ SSTR2+ GEP-NETs

Approved Indications

ABRAXANE
– 1L Metastatic Adenocarcinoma of the Pancreas
– Locally Advanced or Metastatic NSCLC
– Metastatic Breast Cancer

AUGTYRO⁺
– ROS1+ NSCLC
– NTRK-Positive Locally Advanced or Metastatic Solid Tumors

KRAZATI
– 2L+ KRASG12C-mutated Advanced NSCLC
– KRASG12C-mutated CRC after prior treatment with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy

OPDIVO⁺
– Metastatic Melanoma
– 1L Metastatic Gastric, Gastroesophageal Junction, and Esophageal Adenocarcinoma
– 1L Metastatic Esophageal
– 1L MIUC cis-eligible
– Adjuvant Melanoma
– Adjuvant Urothelial Carcinoma
– Adjuvant Esophageal/Gastroesophageal
– Neoadjuvant NSCLC
– Perioperative NSCLC
– Previously treated advanced RCC
– Previously treated Gastric cancer
– Previously treated Metastatic Head & Neck
– Previously treated Metastatic MSI-High CRC
– Previously treated Metastatic NSCLC
– Previously treated Metastatic Urothelial Cancer
– Previously treated Metastatic Esophageal Cancer

OPDIVO QVANTIG
– Indicated for subcutaneous use in most previously approved adult, solid tumor *Opdivo* indications

OPDIVO⁺ + cabozantinib
– 1L Advanced RCC

OPDIVO⁺ + YERVOY⁺
– 1L Metastatic Melanoma
– 1L Mesothelioma
– 1L Metastatic NSCLC
– 1L Advanced RCC
– 1L+ MSI-High CRC
– 1L HCC
– Previously treated HCC
– 1L Esophageal

OPDUALAG
– 1L Melanoma

YERVOY⁺
– Adjuvant Melanoma
– Metastatic Melanoma

Immunology

Phase I	Phase II	Phase III	Approved Indications
Investigational Compounds	**Investigational Compounds**	**Additional Indications**	***ORENCIA***
BMS-986454	**zola-cel (CD19-targeted NEX-T)**	***SOTYKTU***	– Moderate-to-Severe JIA
– RA	– SLE	– PsA	– Psoriatic Arthritis
CD19 HD Allo CAR T		– Sjögren's Disease	– Moderate-to-Severe RA
– Autoimmune Diseases		– SLE	– Prophylaxis of Acute Graft versus Host Disease
zola-cel (CD19-targeted NEX-T)		**Investigational Compounds**	***SOTYKTU***
– Idiopathic Inflammatory Myopathies		**admilparant**	– Adults with Moderate-to-Severe Plaque Psoriasis
– Rheumatoid Arthritis		– Idiopathic Pulmonary Fibrosis	***ZEPOSIA***
		– Progressive Pulmonary Fibrosis	– Relapsing forms of Multiple Sclerosis
		obexelimab⁺	– Moderate-to-Severe UC
		– IgG4-Related Disease	
		zola-cel (CD19-targeted NEX-T)	
		– Systemic Sclerosis	

Cardiovascular

	Phase II	Phase III	Approved Indications
	Investigational Compounds	**Investigational Compounds**	***CAMZYOS***
	MYK-224	**milvexian⁺**	– Symptomatic NYHA Class II-III Obstructive Hypertrophic Cardiomyopathy
	– Heart Failure with Preserved Ejection Fraction	– Atrial Fibrillation#	***ELIQUIS***
		– Secondary Stroke Prevention#	– Stroke Risk Reduction in Non-Valvular Atrial Fibrillation
			– Treatment of Venous Thromboembolism and Risk Reduction after Initial Therapy
			– Prophylaxis of Deep Vein Thrombosis after Hip or Knee Replacement Surgery

Neuroscience

Phase I	Phase II	Phase III	Approved Indications
Investigational Compounds	**Investigational Compounds**	**Additional Indications**	***COBENFY⁺***
BMS-986495⁺	**Anti-MTBR Tau**	***COBENFY⁺***	– Adults with Schizophrenia
– Neurodegenerative Diseases#	– Alzheimer's Disease	– Adjunctive Bipolar-I Mania	
BMS-986521	**FAAH/MAGL Dual Inhibitor**	– Agitation in Alzheimer's Disease	
– Neuropsychiatric Disorders	– Alzheimer's Disease Agitation	– Alzheimer's Disease Cognition	
eIF2B Activator	– Multiple Sclerosis Spasticity	– Bipolar-I Mania	
– Alzheimer's Disease		– Pediatric Autism Irritability	
KarXT Long-Acting Injectable		– Psychosis in Alzheimer's Disease	
– Schizophrenia			
TRPC4/5 Inhibitor			
– Mood and Anxiety Disorders			
zola-cel (CD19-targeted NEX-T)			
– Multiple Sclerosis			
– Myasthenia Gravis			

Bristol Myers Squibb
2025 Financial Report

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management's discussion and analysis of financial condition and results of operations is provided as a supplement to and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K to enhance the understanding of our results of operations, financial condition and cash flows. Certain amounts in this Annual Report on Form 10-K may not sum due to rounding. Percentages have been calculated using unrounded amounts.

The comparison of 2024 to 2023 results has been omitted from this Annual Report on Form 10-K and is incorporated by reference from our Form 10-K for the year ended December 31, 2024 "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" filed on February 12, 2025.

EXECUTIVE SUMMARY

Bristol-Myers Squibb Company is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Refer to the Summary of Abbreviated Terms at the end of this Annual Report on Form 10-K for definitions of capitalized terms used throughout the document.

In 2025, we have achieved multiple regulatory approvals across our portfolio, including the: (i) approval of *Breyanzi* for adults with relapsed or refractory FL and MCL in the EU, (ii) approval of *Camzyos* for the treatment of symptomatic obstructive HCM in Japan, (iii) approval of *Opdivo + Yervoy* as a first-line treatment of adult patients with unresectable or advanced HCC in both the U.S. and the EU, (iv) approval of *Opdivo + Yervoy* for first-line treatment of adults and pediatric patients 12 years and older with unresectable or metastatic MSI-High or dMMR colorectal cancer in the U.S. and Japan, (v) approval of *Opdivo* as a perioperative regimen for resectable high risk NSCLC in the EU, (vi) approval of *Opdivo Qvantig* for use across multiple adult solid tumors in the EU, and (vii) approval of *Breyanzi* for the treatment of adults with relapsed or refractory MZL in the U.S. Additionally, we received label updates from the FDA that have reduced or removed certain patient monitoring requirements associated with the use of *Camzyos*, *Breyanzi* and *Abecma*.

We continue to pursue activities to advance and expand our pipeline through our internal research and development efforts as well as through business development activities. In 2025, the Company (i) acquired Orbital Therapeutics, which provided the Company with full rights to OTX-201, a preclinical *in vivo* CAR T-cell therapy currently in IND-enabling studies for autoimmune disease, (ii) entered into a strategic collaboration with BioNTech to co-develop and co-commercialize BioNTech's investigational bispecific antibody pumitamig (BNT327/BMS986545) across multiple solid tumor types, (iii) acquired a global exclusive license from Philochem for OncoACP3, a radiopharmaceutical therapeutic and diagnostic agent targeting prostate cancer, and (iv) expanded our development and manufacturing capabilities by opening a new radiopharmaceutical facility in Indianapolis, Indiana, which will support RPTs acquired in connection with the RayzeBio acquisition. For additional information relating to our acquisitions, divestitures, licensing and other arrangements refer to "Consolidated Financial Statements—Note 3. Alliances" and "Consolidated Financial Statements—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements".

We remain committed to the strategic allocation of resources and investing in areas that maximize value and drive sustainable growth. As previously announced, our ongoing strategic productivity initiative includes acceleration of the delivery of medicines to patients by evolving and streamlining our enterprise operating model in key areas such as R&D, manufacturing, commercial and other functions. We continue to expect to realize approximately $2.0 billion in cost savings by the end of 2027 in connection with the 2025 expansion of our ongoing strategic productivity initiative. The exit costs resulting from these actions are included in our updated 2023 Restructuring Plan.

Financial Highlights

Dollars in millions, except per share data		Year Ended December 31,		
		2025		**2024**
Total Revenues	$	**48,194**	$	48,300
Diluted Earnings/(Loss) Per Share				
GAAP	$	**3.46**	$	(4.41)
Non-GAAP		**6.15**		1.15

Revenues were relatively flat in 2025. Demand increased across the Growth Portfolio and for *Eliquis*, which was offset by the impact of generics across the remainder of the Legacy Portfolio. Additionally, revenues were impacted by higher U.S. government channel rebates in 2025. We expect continued generic erosion within our Legacy Portfolio in 2026 primarily due to *Revlimid* and *Pomalyst* in the U.S.

The $7.87 change in GAAP EPS in 2025 was primarily due to lower Acquired IPRD charges, the impact of certain specified items, including lower amortization of acquired intangible assets and lower intangible asset impairment charges, and cost savings from our ongoing strategic productivity initiative in 2025. After adjusting for specified items, the $5.00 increase in non-GAAP EPS was primarily due to the aforementioned lower Acquired IPRD charges and cost savings from our ongoing strategic productivity initiative.

Our non-GAAP financial measures, including non-GAAP earnings and related EPS information, are adjusted to exclude specified items that represent certain costs, expenses, gains and losses and other items impacting the comparability of financial results. For a detailed listing of all specified items and further information, reconciliations and changes to our non-GAAP financial measures refer to "—Non-GAAP Financial Measures."

Economic and Market Factors

Governmental Actions

As regulators continue to focus on prescription drugs, our products are facing increased pressures across the portfolio. These pressures stem from legislative and policy changes, including price controls, pharmaceutical market access, discounting, changes to tax and importation laws and other restrictions in the U.S., EU and other regions around the world. These pressures have resulted in lower prices, lower reimbursement rates and smaller populations for whom payers will reimburse, which have negatively impacted, and may continue to negatively impact our results of operations (including intangible asset impairment charges), operating cash flow, liquidity and financial flexibility. In August 2024, as part of the first round of government price setting pursuant to the IRA, the HHS announced the "maximum fair price" for a 30-day equivalent supply of *Eliquis*, which applies to the U.S. Medicare channel effective January 1, 2026. In November 2025, the HHS announced the "maximum fair price" for a 30-day supply of *Pomalyst*, which applies to the U.S. Medicare channel effective January 1, 2027. In January 2026, the HHS selected *Orencia* as a medicine subject to "negotiation" for government-set prices beginning in 2028. It is possible that more of our products could be selected in future years based upon the selection criteria currently utilized by the HHS or potentially expanded future criteria, or that the "maximum fair price" for our previously selected products could be renegotiated, each of which could, among other things, accelerate revenue erosion prior to expiry of intellectual property protections. We continue to evaluate the impact of the IRA on our results of operations, and it is possible that these changes may result in a material impact on our business and results of operations.

In December 2025, we announced the U.S. Government Agreement pursuant to which we agreed to, among other things: (i) provide *Eliquis* for free to the Medicaid program effective January 1, 2026; (ii) donate more than seven tons of *Eliquis* API to fill the U.S. Strategic Active Ingredient Reserve; (iii) enable direct-to-patient access to *Sotyktu*, *Zeposia*, *Reyataz*, *Baraclude* and *Orencia* for cash-paying patients at discounts approximately 80% off current list prices; (iv) adopt a more balanced pricing approach for new launches across developed nations; and (v) continue to expand domestic production. This agreement, and any potential future agreements with government entities, by us or our competitors, could result in reduced prices and reimbursement for certain of our or competing products and may impact our cash flows and results of operations.

Further, the U.S. and other countries have recently imposed, and may continue to impose, new tariffs. While pharmaceuticals are largely exempt from the tariffs imposed in 2025, such exemptions may be terminated or may not apply to any future tariffs. In accordance with the U.S. Government Agreement, BMS will receive certain U.S. tariff relief until January 2029 and will not be subject to future pricing mandates in the U.S., however, such exemptions may be terminated or may not be extended. In addition, we remain subject to any current or future pricing mandates implemented outside of the U.S. It is possible that such regulations may result in a material impact on our business and results of operations.

At the state level, multiple states have passed, are pursuing or are considering government action via legislation or regulations to change drug pricing and reimbursement (e.g., establishing prescription drug affordability boards, implementing manufacturer mandates tied to the Federal Public Health Service Act drug pricing program, etc.). Some of these state-level actions may also influence federal and other state policies and legislation. Given the current uncertainty surrounding the adoption, timing and implementation of many of these measures, as well as pending litigation challenging such laws, we are unable to predict their full impact on our business. However, such measures could modify or decrease access, coverage, or reimbursement of our products, or result in significant changes to our sales or pricing practices, which could have a material impact on our revenues and results of operations. With respect to the Federal Public Health Service Act drug pricing program, certain states have enacted laws regulating manufacturer pricing obligations under the program to date. Several additional states are considering similar potential legislation or other government actions, and we expect other states may do the same in the future.

See risk factors on these items included in our most recently filed 2025 Form 10-K under "Part I—Item 1A. Risk Factors—Product, Industry and Operational Risks—Increased pricing pressure and other restrictions in the U.S. and abroad continue to negatively affect our revenues and profit margins", "—We could lose market exclusivity of a product earlier than expected", "—We could experience difficulties, delays and disruptions in our supply chain as well as in the manufacturing, distribution and sale of our products" and "—Changes to tax regulations could negatively impact our earnings".

Significant Product and Pipeline Approvals

The following is a summary of the significant approvals received:

Product	Date	Approval
Breyanzi	December 2025	FDA approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory MZL who have received at least two prior lines of systemic therapy.
Breyanzi	November 2025	EC approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory MCL after at least two lines of systemic therapy including a Bruton's tyrosine kinase inhibitor.
Augtyro	November 2025	Japan's Ministry of Health Labour and Welfare approval of *Augtyro* for the treatment of NTRK fusion-positive, advanced or recurrent solid tumors.
Opdivo + Yervoy	August 2025	Japan's Ministry of Health Labour and Welfare approval of *Opdivo + Yervoy* for the treatment of unresectable advanced or recurrent microsatellite instability-high colorectal cancer.
Opdivo + Yervoy	June 2025	Japan's Ministry of Health Labour and Welfare approval of *Opdivo + Yervoy* for the treatment of unresectable HCC.
Inrebic	June 2025	Japan's Ministry of Health Labour and Welfare approval of *Inrebic* for the treatment of myelofibrosis.
Opdivo Qvantig	May 2025	EC approval of *Opdivo Qvantig* for use across multiple adult solid tumors as monotherapy, monotherapy maintenance following completion of intravenous *Opdivo* plus *Yervoy* combination therapy, or in combination with chemotherapy or cabozantinib.
Opdivo	May 2025	EC approval for perioperative regimen of neoadjuvant *Opdivo* and chemotherapy followed by surgery and adjuvant *Opdivo* for the treatment of resectable NSCLC at high-risk of recurrence in adult patients whose tumors have PD-L1 expression ≥1%.
Opdivo + Yervoy	April 2025	FDA approval of *Opdivo + Yervoy* as a first-line treatment of adult patients with unresectable or metastatic HCC.
Opdivo + Yervoy	April 2025	FDA approval of *Opdivo + Yervoy* as a first-line treatment of adult and pediatric patients with unresectable or metastatic microsatellite instability-high or mismatch repair deficient CRC.
Camzyos	March 2025	Japan's Ministry of Health Labour and Welfare approval of *Camzyos* for the treatment of oHCM.
Breyanzi	March 2025	EC approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy.
Opdivo + Yervoy	March 2025	EC approval of *Opdivo + Yervoy* for the first-line treatment of adult patients with unresectable or advanced HCC.
Augtyro	February 2025	EC approval for *Augtyro* as a treatment for adult patients with ROS1-positive NSCLC and for adult and pediatric patients 12 years of age and older with NTRK-positive solid tumors.

Refer to "—Product and Pipeline Developments" for all of the developments in our marketed products and late-stage pipeline in 2025 and in early 2026.

Strategy

Our principal strategy is to combine the resources, scale and capability of a large pharmaceutical company with the speed, agility and focus on innovation typically found in the biotech industry. Our focus as a biopharmaceutical company is on discovering, developing and delivering transformational medicines for patients facing serious diseases in areas where we believe that we have an opportunity to make a meaningful difference: oncology, hematology, immunology, cardiovascular, neuroscience and other areas where we can also create long-term value. Our priorities are to focus on transformational medicines where we have a competitive advantage, drive operational excellence throughout the organization and strategically allocate capital for long-term growth and shareholder returns.

Our R&D strategy is designed to invest in the most promising science and to consistently execute in a way that translates that science into new medicines with the highest probability of success. To execute this strategy, we focus on three key priorities: science, execution, and value. We have a disease-focused strategy that incorporates lead and supporting assets and pursues high-impact medicines to advance standards of care across our core therapeutic areas. To accelerate progress, we have taken steps to increase the probability of success in our clinical trials and are infusing artificial intelligence throughout our R&D process. Together, these efforts enable us to prioritize programs more deliberately and effectively, delivering novel therapies for patients and driving long-term growth.

In oncology, we are focused on extending and strengthening our leadership in IO, as well as diversifying beyond IO. During 2025, we entered into a global strategic collaboration with BioNTech for the co-development and co-commercialization of pumitamig (BNT327/BMS986545), a potentially transformative PD-L1/VEGF-A bispecific that could set a new standard of care across multiple tumor types. Additionally, we believe we have significant opportunity in radiopharmaceuticals as a new oncology modality with opportunities to advance RYZ101, RYZ401 and RYZ801. In hematology, we see significant potential with our targeted protein degradation platform, which includes potentially first-in-class CELMoDs currently under investigation for multiple myeloma with iberdomide and mezigdomide and lymphoma with golcadomide as well as a potentially first-in-class BCL6 LDD with BMS-986458. In cell therapy, we are building on our expertise and leadership, developing next generation CAR-T treatments with first-in-class potential, including *in vivo* CAR-T cell therapies. We are investigating arlo-cel in pivotal studies targeting multiple myeloma and advancing development for zola-cel (CD19-targeted NEX-T), an asset aimed at resetting the immune system, in autoimmune diseases. We are exploring zola-cel's potential in multiple disease areas, including SLE, SSc and other indications. Additionally, in immunology, we are developing admilparant, our LPA1 antagonist targeting pulmonary fibrosis with ongoing registrational clinical trials for IPF and PPF. In cardiovascular diseases, the LIBREXIA clinical program, in partnership with Johnson & Johnson, includes registrational trials in atrial fibrillation and secondary stroke prevention for milvexian. Lastly, we have a growing, diverse neuroscience pipeline that includes several ongoing Phase III studies as well as several investigational programs aimed at advancing novel therapeutic approaches across neurological diseases.

We are driving commercial execution in our key first-in-class and/or best-in-class marketed products, where we continue to expand and see potential for further expansion into the future. We have established a strong foundation in IO with *Opdivo*, *Yervoy* and *Opdualag,* and have expanded our leadership in the area with the addition of *Opdivo Qvantig*. In hematology, *Reblozyl,* continues to drive market share in the first line RS-positive and RS-negative settings in the U.S., and in cardiovascular diseases, *Camzyos* continues to provide benefits to patients with oHCM. Additionally, in cell therapy, we continue to expand the range of B-cell malignancies treated by *Breyanzi*. Finally, in immunology and neuroscience, respectively, registrational studies are ongoing for *Sotyktu* in systemic lupus erythematosus and Sjögren's disease and are ongoing or planned for *Cobenfy* in Alzheimer's Disease Psychosis, Alzheimer's Disease Agitation, Alzheimer's Disease Cognition, Bipolar I Disorder and Autism spectrum disorder irritability. Together with our digital capabilities, including the deployment of artificial intelligence, we are enhancing commercial productivity through more effective clinician engagement and targeted patient outreach.

We remain committed to the strategic allocation of resources and investing in areas that maximize value and drive sustainable growth. We previously announced a strategic productivity initiative to accelerate the delivery of medicines to patients by evolving and streamlining our enterprise operating model in key areas such as R&D, manufacturing, commercial and other functions. We continue to expect to realize approximately $2.0 billion in cost savings by the end of 2027 in connection with the 2025 expansion of our ongoing strategic productivity initiative. The exit costs resulting from these actions are included in our updated 2023 Restructuring Plan.

Our strategy extends well beyond the discovery, development and delivery of transformative medicines that help patients prevail over serious diseases. We understand the future of our employees, our communities, our planet, and our business are inextricably linked. Accordingly, we seek to mobilize our capabilities and resources to positively impact the communities where we live, work, and serve around the world. As we work to transform patients' lives through science, we operate with effective governance, uncompromising quality and compliance, and the highest ethical standards to deliver our mission. These values have been central to who we are, what we do, and how we do it since our company was founded in 1887. We believe that driving long-term business value is at the heart of living our purpose, enabling us to be leaders and difference-makers for generations to come.

Acquisitions, Divestitures, Licensing and Other Arrangements

For detailed information on significant acquisitions, divestitures, collaborations, licensing and other arrangements during 2025 refer to "Consolidated Financial Statements—Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements."

RESULTS OF OPERATIONS

Regional Revenues

The composition of the changes in revenues was as follows:

	Year Ended December 31,			
Dollars in millions	2025	2024	% Change	Foreign Exchange[b]
United States	$ 33,279	$ 34,105	(2)%	—
International	13,828	13,199	5 %	2 %
Other revenues[a]	1,087	996	9 %	—
Total Revenues	$ 48,194	$ 48,300	— %	1 %

(a) Other revenues include royalties and alliance-related revenues for products not sold by our regional commercial organizations, including royalties received from Merck on *Winrevair**.

(b) Foreign exchange impacts were derived by applying the prior period average currency rates to the current period revenues.

United States

- U.S. revenues decreased 2% in 2025 reflecting higher demand across the Growth Portfolio and for *Eliquis*, partially offset by the impact of generics on *Revlimid, Sprycel* and *Abraxane*. Additionally, U.S. revenues were impacted by higher government channel rebates in 2025. Average net selling prices decreased by 4% in 2025 compared to 2024.

International

- International revenues increased 5% in 2025 primarily due to higher demand across the Growth Portfolio and for *Eliquis*, partially offset by generic erosion within the remainder of the Legacy Portfolio. Excluding the impacts of foreign exchange, international revenues increased 3%.

No single country outside the U.S. contributed more than 10% of total revenues in 2025 and 2024. Our business is typically not seasonal; however, in the first quarter we typically see an unwinding of sales channel inventory build-up from the fourth quarter of the prior year.

GTN Adjustments

We recognize revenue net of GTN adjustments that are further described in "—Critical Accounting Policies."

The activities and ending reserve balances for each significant category of GTN adjustments were as follows:

Dollars in millions	Charge-Backs and Cash Discounts	Medicaid and Medicare Rebates	Other Rebates, Returns, Discounts and Adjustments	Total
Balance at January 1, 2025	$ 900	$ 5,385	$ 3,636	$ 9,921
Provision related to sales made in:				
Current period	14,069	18,351	9,394	41,814
Prior period	(2)	(342)	(141)	(485)
Payments and returns	(13,251)	(18,752)	(8,951)	(40,954)
Foreign currency translation and other	4	—	264	268
Balance at December 31, 2025	$ 1,720	$ 4,643	$ 4,202	$ 10,565

The reconciliation of gross product sales to net product sales by each significant category of GTN adjustments was as follows:

Dollars in millions		Year Ended December 31,				% Change
		2025		2024		
Gross product sales	$	88,085	$	83,671		5 %
GTN Adjustments						
Charge-backs and cash discounts		(14,067)		(11,510)		22 %
Medicaid and Medicare rebates		(18,010)		(16,551)		9 %
Other rebates, returns, discounts and adjustments		(9,253)		(8,832)		5 %
Total GTN Adjustments		(41,329)		(36,893)		12 %
Net product sales	$	46,756	$	46,778		— %
GTN adjustments percentage		47 %		44 %		3 %
U.S.		53 %		49 %		4 %
Non-U.S.		19 %		20 %		(1)%

Reductions/(increases) to provisions for product sales made in prior periods resulting from changes in estimates were $485 million for 2025 and $159 million for 2024. The reductions to provisions in 2025 primarily related to lower than expected Medicaid utilization, and the reductions to provisions in 2024 primarily related to the non-U.S. revisions in clawback amounts driven by VAT recoverable estimates. GTN adjustments are primarily a function of product sales volume, regional and payer channel mix, contractual or legislative discounts and rebates. U.S. GTN adjustments percentage increased primarily due to the redesign of the U.S. Medicare Part D program and higher government channel mix, which has higher GTN adjustment percentages.

Total Revenues by Product:

Dollars in millions	Year Ended December 31, 2025		Year Ended December 31, 2024	% Change
Growth Portfolio				
Opdivo	$	**10,049**	$ 9,304	8 %
U.S.		**5,904**	5,350	10 %
Non-U.S.		**4,145**	3,954	5 %
Opdivo Qvantig		**238**	—	N/A
U.S.		**205**	—	N/A
Non-U.S.		**33**	—	N/A
Orencia		**3,705**	3,682	1 %
U.S.		**2,736**	2,770	(1) %
Non-U.S.		**969**	912	6 %
Yervoy		**2,900**	2,530	15 %
U.S.		**1,825**	1,599	14 %
Non-U.S.		**1,075**	931	15 %
Reblozyl		**2,327**	1,773	31 %
U.S.		**1,888**	1,444	31 %
Non-U.S.		**438**	329	33 %
Breyanzi		**1,358**	747	82 %
U.S.		**994**	591	68 %
Non-U.S.		**364**	156	132 %
Opdualag		**1,185**	928	28 %
U.S.		**1,045**	870	20 %
Non-U.S.		**140**	58	139 %
Camzyos		**1,068**	602	77 %
U.S.		**863**	543	59 %
Non-U.S.		**204**	59	>200%
Zeposia		**577**	566	2 %
U.S.		**392**	403	(3) %
Non-U.S.		**186**	163	14 %
Abecma		**427**	406	5 %
U.S.		**208**	242	(14) %
Non-U.S.		**219**	164	34 %
Sotyktu		**291**	246	19 %
U.S.		**182**	190	(5) %
Non-U.S.		**110**	56	99 %
Krazati		**205**	126	62 %
U.S.		**192**	118	63 %
Non-U.S.		**13**	8	60 %
Cobenfy		**155**	10	>200%
U.S.		**155**	10	>200%
Non-U.S.		**—**	—	N/A

Dollars in millions	Year Ended December 31,		% Change
	2025	**2024**	**% Change**
Growth Portfolio *(cont.)*			
Other Growth Products[a]	**1,924**	1,643	17 %
U.S.	**782**	710	10 %
Non-U.S.	**1,142**	933	22 %
Total Growth Portfolio	$ **26,409**	$ 22,563	17 %
U.S.	**17,371**	14,840	17 %
Non-U.S.	**9,038**	7,723	17 %
Legacy Portfolio			
Eliquis	$ **14,443**	$ 13,333	8 %
U.S.	**10,239**	9,631	6 %
Non-U.S.	**4,205**	3,702	14 %
Revlimid	**2,951**	5,773	(49) %
U.S.	**2,535**	4,999	(49) %
Non-U.S.	**416**	774	(46) %
Pomalyst/Imnovid	**2,733**	3,545	(23) %
U.S.	**2,341**	2,695	(13) %
Non-U.S.	**391**	850	(54) %
Sprycel	**493**	1,286	(62) %
U.S.	**299**	983	(70) %
Non-U.S.	**194**	303	(36) %
Abraxane	**368**	875	(58) %
U.S.	**116**	541	(78) %
Non-U.S.	**251**	334	(25) %
Other Legacy Products[b]	**798**	925	(14) %
U.S.	**378**	416	(9) %
Non-U.S.	**420**	509	(17) %
Total Legacy Portfolio	$ **21,785**	$ 25,737	(15) %
U.S.	**15,908**	19,265	(17) %
Non-U.S.	**5,877**	6,472	(9) %
Total Revenues	$ **48,194**	$ 48,300	— %
U.S.	**33,279**	34,105	(2) %
Non-U.S.[c]	**14,915**	14,195	5 %

(a) Includes *Augtyro, Onureg, Inrebic, Nulojix, Empliciti* and royalty revenues, including royalties received from Merck on *Winrevair**.

(b) Includes other mature brands.

(c) Includes international and other.

Growth Portfolio

Opdivo (nivolumab) — a fully human monoclonal antibody that binds to the PD-1 on T and NKT cells. It has been approved for several anti-cancer indications including bladder, blood, CRC, head and neck, RCC, HCC, lung, melanoma, MPM, stomach and esophageal cancer. The *Opdivo+Yervoy* regimen also is approved in multiple markets for the treatment of NSCLC, melanoma, MPM, RCC, CRC, HCC and various gastric and esophageal cancers.

- U.S. revenues increased 10% in 2025, primarily due to higher demand and higher average net selling prices.

- International revenues increased 5% in 2025, primarily due to higher demand for additional indication launches and foreign exchange impacts of 1%. Excluding foreign exchange impacts, revenues increased 4%.

Opdivo Qvantig (nivolumab and hyaluronidase-nvhy) — a subcutaneously administered PD-1 inhibitor indicated for most previously approved adult, solid tumor *Opdivo* indications as monotherapy, monotherapy maintenance following completion of *Opdivo* plus *Yervoy* combination therapy, or in combination with chemotherapy or cabozantinib. *Opdivo Qvantig* was launched in the U.S. and Puerto Rico in January 2025. Additionally, in May 2025, the product was approved by the EC.

Orencia (abatacept) — a fusion protein indicated for (i) the treatment of adult patients with moderately to severely active RA, (ii) the treatment of patients 2 years of age and older with moderately to severely active polyarticular JIA, (iii) the treatment of patients 2 years of age and older with active PsA and (iv) the prophylaxis of aGVHD, in combination with a calcineurin inhibitor and methotrexate in certain adult and pediatric patients.

- U.S. revenues decreased 1% in 2025, primarily due to lower average net selling prices, partially offset by higher demand.

- International revenues increased 6% in 2025, primarily due to higher demand and foreign exchange impacts of 1%. Excluding foreign exchange impacts, revenues increased 5%.

- BMS is not aware of any *Orencia* biosimilars on the market in the U.S., EU or Japan. Formulation and additional patents expire in 2026 and beyond.

Yervoy (ipilimumab) — a CTLA4 immune checkpoint inhibitor. *Yervoy* is a monoclonal antibody for the treatment of patients with unresectable or metastatic melanoma. The *Opdivo+Yervoy* regimen is approved in multiple markets for the treatment of NSCLC, melanoma, MPM, RCC, CRC, HCC and esophageal cancer.

- U.S. revenues increased 14% in 2025, primarily due to higher demand and higher average net selling prices.

- International revenues increased 15% in 2025, primarily due to higher demand and foreign exchange impacts of 2%. Excluding foreign exchange impacts, revenues increased 14%.

- BMS is not aware of a *Yervoy* biosimilar on the market in the U.S., EU, or Japan.

Reblozyl (luspatercept-aamt) — an erythroid maturation agent indicated for the treatment of anemia in (i) adult patients with transfusion dependent and non-transfusion dependent beta thalassemia who require regular red blood cell transfusions, (ii) adult patients with very low- to intermediate-risk MDS who have ring sideroblasts and require red blood cell transfusions, as well as (iii) adult patients without previous erythropoiesis stimulating agent use (ESA-naïve) with very low- to intermediate-risk MDS who may require regular red blood cell transfusions, regardless of RS status. *Reblozyl* is the subject of a global licensing agreement pursuant to which we pay tiered royalties to Merck ranging from 20% to 24% of net sales, which are included in Cost of products sold. Refer to "Consolidated Financial Statements—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for more information.

- U.S. revenues increased 31% in 2025, primarily due to higher demand.

- International revenues increased 33% in 2025, primarily due to higher demand and foreign exchange impacts of 3%. Excluding foreign exchange impacts, revenues increased 30%.

Breyanzi (lisocabtagene maraleucel) — a CD19-directed genetically modified autologous CAR-T cell therapy indicated for the treatment of adult patients with relapsed or refractory LBCL after one or more lines of systemic therapy, including DLBCL not otherwise specified, high-grade B-cell lymphoma, primary mediastinal LBCL, grade 3B FL and relapsed or refractory FL after at least two prior lines of systemic therapy, relapsed or refractory CLL or SLL; relapsed or refractory MCL in patients who have received at least two prior lines of systemic therapy, including a Bruton tyrosine kinase inhibitor and a B-cell lymphoma 2 inhibitor; and relapsed or refractory MZL after at least two prior lines of systemic therapy.

- U.S. revenues increased 68% in 2025, primarily due to higher demand for core indications and additional indication launches.

- International revenues increased 132% in 2025, primarily due to higher demand driven by new indication launches and launches in new markets as well as foreign exchange impacts of 8%. Excluding foreign exchange impacts, revenues increased 124%.

Opdualag (nivolumab and relatlimab-rmbw) — a combination of nivolumab, a PD-1 blocking antibody, and relatlimab, a LAG-3 blocking antibody, indicated for the treatment of adult and pediatric patients 12 years of age or older with unresectable or metastatic melanoma.

- U.S. revenues increased 20% in 2025, primarily due to higher demand.

Camzyos (mavacamten) — an oral cardiac myosin inhibitor indicated for the treatment of adults with symptomatic oHCM to improve functional capacity and symptoms.

- U.S. revenues increased 59% in 2025, primarily due to higher demand.

- International revenues increased more than 200% in 2025, primarily due to higher demand driven by launches in new markets.

Zeposia (ozanimod) — an oral immunomodulatory drug used to treat relapsing forms of MS, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease, in adults and to treat moderately to severely active UC in adults.

- U.S. revenues decreased 3% in 2025, primarily due to lower demand.

- International revenues increased 14% in 2025, primarily due to higher demand and foreign exchange impacts of 4%. Excluding foreign exchange impacts, revenues increased 10%.

Abecma (idecabtagene vicleucel) — is a BCMA genetically modified autologous CAR-T cell therapy indicated for the treatment of adult patients with relapsed or refractory multiple myeloma after two or more prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-cyclic ADP ribose hydrolase monoclonal antibody.

- U.S. revenues decreased 14% in 2025, primarily due to lower demand from increased competition in BCMA targeted therapies.

- International revenues increased 34% in 2025, primarily due to a one-time favorable GTN adjustment in 2025 and foreign exchange impacts of 4%. Excluding foreign exchange impacts, revenues increased 29%.

Sotyktu (deucravacitinib) — an oral, selective, allosteric tyrosine kinase 2 inhibitor indicated for the treatment of adults with moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy.

- U.S. revenues decreased 5% in 2025, primarily due to lower average net selling prices, partially offset by higher demand.

- International revenues increased 99% in 2025, primarily due to higher demand and foreign exchange impacts of 3%. Excluding foreign exchange impacts, revenues increased 95%.

Krazati (adagrasib) — a highly selective and potent oral small-molecule inhibitor of the KRAS^{G12C} mutation, indicated for the treatment of adult patients with KRAS^{G12C}-mutated locally advanced or metastatic NSCLC, as determined by an FDA-approved test, who have received at least one prior systemic therapy and, in combination with cetuximab, for the treatment of adult patients with KRAS^{G12C}-mutated locally advanced or metastatic CRC, as determined by an FDA-approved test, who have received prior treatment with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy. *Krazati* was brought into the BMS portfolio as part of the Mirati acquisition completed in 2024.

- U.S. revenues increased 63% in 2025, primarily due to higher demand.

Cobenfy (xanomeline and trospium chloride) – an oral combination of xanomeline, a M1/M4 muscarinic agonist, and trospium chloride, a peripheral muscarinic antagonist, indicated for the treatment of schizophrenia in adults. *Cobenfy* was approved by the FDA in September 2024 and launched in the U.S. in October 2024 and Puerto Rico in January 2025.

Other growth products — includes *Augtyro*, *Onureg*, *Inrebic*, *Nulojix*, *Empliciti* and royalty revenues.

Legacy Portfolio

Eliquis (apixaban) — an oral Factor Xa inhibitor indicated for the reduction in risk of stroke/systemic embolism in NVAF and for the treatment of DVT/PE and reduction in risk of recurrence following initial therapy.

- U.S. revenues increased 6% in 2025, primarily due to higher demand.

- International revenues increased 14% in 2025, primarily due to higher demand and foreign exchange impacts of 4%. Excluding foreign exchange impacts, revenues increased 9%.

- Following the May 2021 expiration of regulatory exclusivity for *Eliquis* in Europe, generic manufacturers have sought to challenge our *Eliquis* patents and related SPCs and have begun marketing generic versions of *Eliquis* in certain countries prior to the expiry of our patents and related SPCs, which has led to the filing of infringement and invalidity actions involving our *Eliquis* patents and related SPCs being filed in various countries in Europe. We believe in the innovative science behind *Eliquis* and the strength of our intellectual property, which we will defend against infringement. Refer to "Consolidated Financial Statements—Note 20. Legal Proceedings and Contingencies—Intellectual Property" for further information.

Revlimid (lenalidomide) — an oral immunomodulatory drug that in combination with dexamethasone is indicated for the treatment of patients with multiple myeloma. *Revlimid* as a single agent is also indicated as a maintenance therapy in patients with multiple myeloma following autologous hematopoietic stem cell transplant. *Revlimid* has received approvals for several indications in the hematological malignancies including lymphoma and MDS.

- U.S. revenues decreased 49% in 2025, primarily due to lower demand driven by generic erosion and lower average net selling prices. Lower average net selling prices were impacted by the redesign of the Medicare Part D program and government channel mix during 2025.

- International revenues decreased 46% in 2025, primarily due to lower demand driven by generic erosion.

- In the U.S., certain third parties have been granted volume-limited licenses to sell generic lenalidomide. Pursuant to these licenses, several generics have entered or are expected to enter the U.S. market with volume-limited quantities of generic lenalidomide. As of January 31, 2026, these licenses are no longer volume-limited. In the EU and Japan, generic lenalidomide products have entered the market.

Pomalyst/Imnovid (pomalidomide) — a proprietary, distinct, small molecule that is administered orally and modulates the immune system and other biologically important targets. *Pomalyst/Imnovid* is indicated for patients with multiple myeloma who have received at least two prior therapies including lenalidomide and a proteasome inhibitor and have demonstrated disease progression on or within 60 days of completion of the last therapy.

- U.S. revenues decreased 13% in 2025, primarily due to lower average net selling prices, mainly driven by the redesign of the Medicare Part D program.

- International revenues decreased 54% in 2025, primarily due to lower demand driven by generic erosion.

- Generic pomalidomide products entered the EU market in August 2024 and are expected to enter the U.S. market in March 2026.

Sprycel (dasatinib) — an oral inhibitor of multiple tyrosine kinase indicated for the first-line treatment of patients with Philadelphia chromosome-positive CML in chronic phase and the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase CML with resistance or intolerance to prior therapy, including *Gleevec** (imatinib mesylate) and the treatment of children and adolescents aged 1 year to 18 years with chronic phase Philadelphia chromosome-positive CML.

- U.S. revenues decreased 70% in 2025, primarily due to lower demand driven by generic erosion.

- International revenues decreased 36% in 2025, primarily due to lower demand driven by generic erosion and foreign exchange impacts of (1)%. Excluding foreign exchange impact, revenues decreased 35%.

- In the U.S. (September 2024), EU and Japan, generic dasatinib products have entered the market.

Abraxane (paclitaxel albumin-bound particles for injectable suspension) — a solvent-free protein-bound chemotherapy product that combines paclitaxel with albumin using our proprietary *Nab*® technology platform, and is used to treat breast cancer, NSCLC and pancreatic cancer, among others.

- U.S. revenues decreased 78% in 2025, primarily due to lower demand driven by generic erosion.

Other legacy products — includes other mature brands.

Estimated End-User Demand

Pursuant to the SEC Consent Order described under "—SEC Consent Order", we monitor inventory levels on hand in the U.S. wholesaler distribution channel and outside of the U.S. in the direct customer distribution channel. We disclose products with levels of inventory in excess of one month on hand or expected demand, subject to certain limited exceptions. There were none as of December 31, 2025, for our U.S. distribution channels, and September 30, 2025, for our non-U.S. distribution channels.

In the U.S., we generally determine our months on hand estimates using inventory levels of product on hand and the amount of out-movement provided by our three largest wholesalers, which account for approximately 87% of total gross sales of U.S. products for the year ended December 31, 2025. Factors that may influence our estimates include generic erosion, seasonality of products, wholesaler purchases in light of increases in wholesaler list prices, new product launches, new warehouse openings by wholesalers and new customer stockings by wholesalers. In addition, these estimates are calculated using third-party data, which may be impacted by their recordkeeping processes.

Camzyos is only available through a restricted program called the *Camzyos* REMS Program. Product distribution is limited to REMS certified pharmacies, and enrolled pharmacies must only dispense to patients who are authorized to receive *Camzyos*. *Revlimid* and *Pomalyst* are distributed in the U.S. primarily through contracted pharmacies under the Lenalidomide REMS and *Pomalyst* REMS programs, respectively. These are proprietary risk-management distribution programs tailored specifically to provide for the safe and appropriate distribution and use of *Revlimid* and *Pomalyst*. Internationally, *Revlimid* and *Imnovid* are distributed under mandatory risk-management distribution programs tailored to meet local authorities' specifications to provide for the products' safe and appropriate distribution and use. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies.

Our non-U.S. businesses have significantly more direct customers. Information on available direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information varies widely. We limit our direct customer sales channel inventory reporting to where we can influence demand. When this information does not exist or is otherwise not available, we have developed a variety of methodologies to estimate such data, including using historical sales made to direct customers and third-party market research data related to prescription trends and end-user demand. Given the difficulties inherent in estimating third-party demand information, we evaluate our methodologies to estimate direct customer product level inventory and to calculate months on hand on an ongoing basis and make changes as necessary. Factors that may affect our estimates include generic competition, seasonality of products, price increases, new product launches, new warehouse openings by direct customers, new customer stockings by direct customers and expected direct customer purchases for governmental bidding situations. As such, all of the information required to estimate months on hand in the direct customer distribution channel for non-U.S. business for the year ended December 31, 2025 is not available prior to the filing of this Annual Report on Form 10-K. We will disclose any product with levels of inventory in excess of one month on hand or expected demand for the current quarter, subject to certain limited exceptions, in our next quarterly report on Form 10-Q.

Expenses

Dollar in Millions	Year Ended December 31,		% Change
	2025	2024	
Cost of products sold [(a)]	$ 13,936	$ 13,968	— %
Selling, general and administrative	7,267	8,414	(14)%
Research and development	9,951	11,159	(11)%
Acquired IPRD	3,721	13,373	(72)%
Amortization of acquired intangible assets	3,317	8,872	(63)%
Other (income)/expense, net	674	893	(24)%
Total Expenses	$ 38,866	$ 56,679	(31)%

(a) Excludes amortization of acquired intangible assets.

Cost of products sold

Cost of products sold include material, internal labor and overhead costs from our owned manufacturing sites, third-party product supply costs and other supply chain costs managed by our global manufacturing and supply organization. Cost of products sold also includes royalties and profit sharing, foreign currency hedge settlement gains and losses and impairment charges, as well as proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology and other appropriate costs. Cost of products sold excludes amortization from acquired intangible assets.

Cost of products sold was relatively flat, reflecting lower intangible asset impairment charges ($1.3 billion), offset by higher alliance profit sharing and product mix.

Selling, general and administrative

Selling, general and administrative expenses primarily include salary and benefit costs, third-party professional and marketing fees, outsourcing fees, shipping and handling costs, advertising and product promotion costs, as well as proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology, and other appropriate costs. Expenses are managed through regional commercialization organizations or global enabling functions such as finance, legal, information technology and human resources. Certain expenses are shared with alliance partners based upon contractual agreements.

Selling, general and administrative expenses decreased by $1.1 billion or 14%, primarily due to cost savings from the Company's ongoing strategic productivity initiative and lower acquisition-related cash settlements of unvested stock awards, partially offset by higher investments in new product launches.

Research and development

Research and development activities include (i) research, which includes discovery and development of new molecular entities through pre-clinical studies, (ii) drug development, which includes clinical development of potential new products, including expansion of indications for existing products through Phase I, Phase II and Phase III clinical studies and (iii) other related charges including support of manufacturing development of pre-approved products, medical support for marketed products, IPRD impairment charges, acquisition related charges and proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology, and other appropriate costs. Certain expenses are shared with alliance partners based upon contractual agreements.

Research and development expense decreased by $1.2 billion or 11%, primarily due to lower IPRD impairment charges, cost savings from the Company's ongoing strategic productivity initiative and lower acquisition-related cash settlements of unvested stock awards.

Acquired IPRD

Acquired IPRD expenses are comprised of upfront payments, contingent milestone payments in connection with asset acquisitions or in-license arrangements of third-party intellectual property rights, as well as any upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval. Acquired IPRD charges are detailed in the table below.

	Year Ended December 31,	
Dollars in millions	2025	2024
Karuna asset acquisition (Note 4)	$ —	$ 12,122
BioNTech upfront fee (Note 3)	1,500	—
Orbital asset acquisition (Note 4)	1,379	—
Philochem upfront fee (Note 4)	350	—
SystImmune upfront fee and milestone (Note 3)	250	800
BioArctic upfront fee (Note 4)	100	—
Evotec designation and opt-in license fees	113	170
RayzeBio rights buy-out	—	92
Prothena opt-in license fee	—	80
Other	29	109
Acquired IPRD	$ 3,721	$ 13,373

Refer to "Consolidated Financial Statements—Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for additional information.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets decreased by $5.6 billion or 63% primarily due to the lower amortization expense related to *Revlimid*. The *Revlimid* acquired marketed product right was fully amortized in the fourth quarter of 2024. Additionally, the *Pomalyst* acquired marketed product right was fully amortized in the fourth quarter of 2025.

Other (income)/expense, net

Other (income)/expense, net changed by $219 million as discussed below.

	Year Ended December 31,	
Dollars in millions	2025	2024
Interest expense	$ 1,891	$ 1,947
Royalty income - divestitures	(1,129)	(1,104)
Royalty and licensing income	(1,093)	(736)
Investment income	(586)	(478)
Provision for restructuring	563	635
Litigation and other settlements	434	84
Loss on debt redemption	356	—
Contingent consideration	351	—
Equity investment (gains)/losses, net	(280)	(16)
Integration expenses	147	284
Acquisition expense	9	50
Other	11	227
Other (income)/expense, net	$ 674	$ 893

- As part of its diabetes termination agreement with AstraZeneca, BMS received royalty payments based on net sales, which terminated as of December 31, 2025.
- Royalties and licensing income in 2025 includes (i) $85 million of income recognized in connection with the out-license of five early-stage immunology assets to a company that was newly-formed with Bain Capital Life Sciences and (ii) $170 million of income related to the amendment of a pre-existing out-licensing arrangement, which effectively terminates future royalties BMS

would have been entitled to earn on international sales. Refer to "Consolidated Financial Statements—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for more information.

- Investment income increased in 2025 due to higher cash balances.
- Provision for restructuring includes exit and other costs primarily related to certain restructuring activities including plans discussed further in "Consolidated Financial Statements—Note 6. Restructuring."
- Litigation and other settlements includes amounts related to a pricing, sales and promotional practices dispute and a securities litigation matter in 2025. Refer to "Consolidated Financial Statements—Note 20. Legal Proceedings and Contingencies" for more information.
- Loss on debt redemption resulted from the early redemption of $8.7 billion long-term debt obligations in 2025. Refer to "Consolidated Financial Statements—Note 10. Financing Arrangements" for more information.
- Contingent consideration in 2025 reflects the change in fair value of the contingent value rights associated with the Mirati acquisition. Refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements" for more information.
- Equity investments generated higher gains in 2025, primarily driven by fair value adjustments for investments that have readily determinable fair value. Refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements" for more information.
- Integration expenses include initiatives to realize expected cost synergies from acquisitions. Refer to "Consolidated Financial Statements—Note 6. Restructuring" for more information.
- Other in 2024 includes pension settlement charges of $119 million, related to the termination of the Bristol-Myers Squibb Puerto Rico, Inc. Retirement Income pension plan.

Income Taxes

| | Year Ended December 31, | |
Dollars in millions	2025	2024
Earnings/(Loss) before income taxes	$ 9,328	$ (8,379)
Income tax provision	2,272	554
Effective tax rate	24.4 %	(6.6)%
Impact of specified items	(5.6)%	63.4 %
Effective tax rate excluding specified items	18.8 %	56.8 %

In July 2025, the U.S. enacted into law new tax legislation, the OBBBA, which among other measures, makes permanent many provisions of the TCJA and modifies certain rules, including within the international tax framework. The OBBBA permits businesses to immediately deduct up to 100% of their qualifying domestic R&D expenses in the year they are incurred for tax years beginning after December 31, 2024, and allows businesses to accelerate deductions (over a one- or two-year period) of domestic R&D expenses that were deferred from 2022 to 2024. The tax impacts from the OBBBA are reflected in the Company's income tax provision for 2025 and in the tax asset and liability balances recorded as of December 31, 2025.

The effective tax rate for 2025 was primarily impacted by a $1.4 billion one-time, non-tax deductible charge for the acquisition of Orbital Therapeutics and jurisdictional earnings mix. Additionally, the effective tax rate includes the impacts of (i) the release of approximately $300 million of income tax reserves related to the lapse of statute for the U.S. federal years 2019-2020, offset by (ii) the addition of income tax reserves for certain transfer pricing ($160 million) and other matters. Excluding the impact of specified items, the effective tax rate was impacted by the aforementioned Orbital Therapeutics acquisition, jurisdictional earnings mix and reserve release for the U.S. federal years 2019-2020.

The effective tax rate for 2024 was primarily impacted by (i) a $12.1 billion one-time, non-tax deductible charge for the acquisition of Karuna, (ii) jurisdictional earnings mix, including amortization of acquired intangible assets, (iii) impacts of impairments of intangible assets, and (iv) a release of income tax reserves of $644 million related to the resolution of Celgene's 2017-2019 IRS audit. Excluding the impact of specified items, the effective tax rate was impacted by the aforementioned Karuna non-tax deductible charge and jurisdictional earnings mix.

Refer to "Consolidated Financial Statements—Note 7. Income Taxes" for additional information.

Non-GAAP Financial Measures

Our non-GAAP financial measures, such as non-GAAP earnings and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis. These items are adjusted after considering their quantitative and qualitative aspects and typically have one or more of the following characteristics, such as being highly variable, difficult to project, unusual in nature, significant to the results of a particular period or not indicative of past or future operating results. These items are excluded from non-GAAP earnings and related EPS information because the Company believes they neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance. Similar charges or gains were recognized in prior periods and will likely reoccur in future periods, including (i) amortization of acquired intangible assets, including product rights that generate a significant portion of our ongoing revenue and will recur until the intangible assets are fully amortized, (ii) unwinding of inventory purchase price adjustments, (iii) acquisition and integration expenses, (iv) restructuring costs, (v) accelerated depreciation and impairment of property, plant and equipment and intangible assets, (vi) divestiture gains or losses, (vii) stock compensation resulting from acquisition-related equity awards, (viii) pension, legal and other contractual settlement charges, (ix) equity investment and contingent value rights fair value adjustments (including fair value adjustments attributed to limited partnerships and other investments), (x) loss on debt redemptions, and (xi) amortization of fair value adjustments of debt acquired from Celgene in our 2019 exchange offer, among other items. Deferred and current income taxes attributed to these items are also adjusted for considering their individual impact to the overall tax expense, deductibility and jurisdictional tax rates, as well as certain other significant tax items are also excluded such as the release of income tax reserves relating to the Celgene acquisition. We also provide international revenues for our priority products excluding the impact of foreign exchange. We calculate foreign exchange impacts by converting our current-period local currency financial results using the prior period average currency rates and comparing these adjusted amounts to our current-period results. Reconciliations of these non-GAAP financial measures to the most comparable GAAP measures are included in Exhibit 99.1 to our Form 8-K filed on February 5, 2026 and are incorporated herein by reference.

Non-GAAP information is intended to portray the results of our baseline performance, supplement or enhance management's, analysts' and investors' overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for the related financial measures prepared in accordance with GAAP and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Specified items were as follows:

Dollars in millions	Year Ended December 31,	
	2025	2024
Inventory purchase price accounting adjustments	$ 51	$ 47
Intangible asset impairment	564	1,839
Site exit and other costs	127	133
Cost of products sold	742	2,019
Acquisition related charges[a]	75	372
Site exit and other costs	43	50
Selling, general and administrative	118	422
IPRD impairments	385	980
Acquisition related charges[a]	18	348
Site exit and other costs	56	49
Research and development	459	1,377
Amortization of acquired intangible assets	3,317	8,872
Interest expense	(68)	(49)
Provision for restructuring	563	635
Litigation and other settlements	432	61
Loss on debt redemption	356	—
Contingent consideration	351	—
Equity investment (gains)/losses	(283)	(18)
Integration expenses	147	284
Acquisition expenses	9	50
Other	(18)	182
Other (income)/expense, net	1,488	1,145
Increase to earnings/(loss) before income taxes	6,124	13,835
Income taxes on items above	(732)	(2,045)
Specified tax charge/(benefit)[b]	99	(502)
Income taxes	(633)	(2,547)
Increase to net earnings/(loss) attributable to BMS	$ 5,491	$ 11,288

(a) Includes cash settlement of unvested stock awards, and other related costs incurred in connection with the recent acquisitions.
(b) Includes changes to tax reserves during 2025 related to certain matters under IRS audit and the release of tax reserves related to the resolution of the Celgene 2017-2019 IRS audit in 2024.

The reconciliations from GAAP to Non-GAAP were as follows:

Dollars in millions, except per share data	Year Ended December 31,			
	2025		2024	
Net earnings/(loss) attributable to BMS				
GAAP	$	7,054	$	(8,948)
Specified Items		5,491		11,288
Non-GAAP	$	12,545	$	2,340
Weighted-average common shares outstanding – diluted – GAAP		2,039		2,027
Incremental shares attributable to share-based compensation plans		—		5
Weighted-average common shares outstanding – diluted – Non-GAAP		2,039		2,032
Diluted earnings/(loss) per share attributable to BMS				
GAAP	$	3.46	$	(4.41)
Specified items		2.69		5.56
Non-GAAP	$	6.15	$	1.15

Financial Position, Liquidity and Capital Resources

Our net debt position was as follows:

Dollars in millions	December 31,			
	2025		2024	
Cash and cash equivalents	$	10,209	$	10,346
Marketable debt securities – current		464		513
Marketable debt securities – non-current		396		320
Total cash, cash equivalents and marketable debt securities		11,069		11,179
Short-term debt obligations		(2,261)		(2,046)
Long-term debt		(42,850)		(47,603)
Net debt position	$	(34,043)	$	(38,470)

Liquidity and Capital Resources

We regularly assess our anticipated working capital needs, debt and leverage ratio levels, debt maturities, capital expenditure requirements, dividend payouts, potential share repurchases and future investments or acquisitions in order to maximize shareholder return, efficiently finance our ongoing operations and maintain flexibility for future strategic transactions. We also regularly evaluate our capital structure to ensure financial risks, adequate liquidity access and lower cost of capital are efficiently managed, which may lead to the issuance of additional debt securities, the repurchase of debt securities prior to maturity or the issuance or repurchase of common stock.

We believe that our existing cash, cash equivalents and marketable debt securities together with our ability to generate cash from operations and our access to short-term and long-term borrowings are sufficient to satisfy our existing and anticipated cash needs for at least the next few years, including dividends, capital expenditures, milestone payments, working capital, income taxes, restructuring initiatives, business development, business combinations, asset acquisitions, repurchase of common stock, and debt maturities of approximately $8.9 billion through 2030, as well as any debt repurchases through redemptions or tender offers. During 2025, our net debt position decreased by $4.4 billion, primarily driven by cash provided by operations of $14.2 billion, partially offset by dividend payments of $5.0 billion and payments for recent acquisitions, collaborations and milestones of $3.9 billion.

In November 2025, BMS Ireland Capital Funding Designated Activity Company, a wholly-owned subsidiary of Bristol-Myers Squibb, completed a registered public offering of €5.0 billion in aggregate principal amount of euro-denominated senior unsecured notes ("2025 Senior Unsecured Notes"), with proceeds, net of loan issuance costs, of $5.7 billion. The notes are fully and unconditionally guaranteed on a senior unsecured basis by Bristol-Myers Squibb. Refer to "Consolidated Financial Statements—Note 10. Financing Arrangements" for additional information.

In November and December 2025, we repurchased certain debt obligations of $8.7 billion in aggregate principal amount for $9.1 billion of cash in a series of tender offers and "make whole" redemptions. In connection with these transactions, a $356 million loss on debt redemption was recognized based on the carrying value of the debt, which was included in Other (income)/expense, net.

In 2024, we issued the 2024 Senior Unsecured Notes in an aggregate principal amount of $13.0 billion with proceeds, net of discount and loan issuance costs, of $12.9 billion. The proceeds from the 2024 Senior Unsecured Notes were used to partially fund the acquisitions of RayzeBio and Karuna, and the remaining net proceeds were used for general corporate purposes. In connection with the issuance of the 2024 Senior Unsecured Notes, we terminated the $10.0 billion 364-day senior unsecured delayed draw term loan facility entered in February 2024 to provide bridge financing for the RayzeBio and Karuna acquisitions.

Repayment of notes at maturity aggregated approximately $1.9 billion in 2025 and $2.9 billion in 2024.

We have a share repurchase program, authorized by our Board of Directors, allowing for repurchases of BMS common stock shares, effected in the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, including through Rule 10b5-1 trading plans. The share repurchase program does not obligate us to repurchase any specific number of shares nor does it have a specific expiration date and may be suspended or discontinued at any time. The remaining share repurchase capacity under the BMS share repurchase program was $5.0 billion as of December 31, 2025. There were no share repurchases in 2025. Refer to "Consolidated Financial Statements—Note 17. Equity" for additional information.

Dividend payments were $5.0 billion in 2025 and $4.9 billion in 2024. Dividend paid per common share was $0.62 during each quarter of 2025. Dividends are authorized on a quarterly basis by our Board of Directors.

As of December 31, 2025, we had a five-year $5.0 billion revolving credit facility expiring in January 2030, extendable annually by one year with the consent of the lenders. In January 2026, we extended the credit facility to January 2031. In February 2024, BMS entered into a $2.0 billion 364-day revolving credit facility, which expired in January 2025. The facilities provide for customary terms and conditions with no financial covenants and are used to provide backup liquidity for our commercial paper borrowings. No borrowings were outstanding under the revolving credit facilities as of December 31, 2025 or 2024.

Under our commercial paper program, we may issue a maximum of $5.0 billion of unsecured notes with maturities of not more than 365 days from the date of issuance. The maximum issuance amount was reduced from $7.0 billion as of December 31, 2024 to $5.0 billion in January 2025. During 2024, we issued and repaid $3.0 billion of commercial paper under the program.

Our investment portfolio includes marketable debt securities, which are subject to changes in fair value as a result of interest rate fluctuations and other market factors. Our investment policy establishes limits on the amount and time to maturity of investments with any institution. The policy also requires that investments are only entered into with corporate and financial institutions that meet high credit quality standards. Refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements" for further information.

Capital Expenditures

Annual capital expenditures were approximately $1.3 billion in 2025, $1.2 billion in 2024 and $1.1 billion in 2023 and are expected to be approximately $1.3 billion in 2026. We continue to make capital expenditures in connection with the expansion of our cell therapy and other manufacturing capabilities, research and development and other facility-related activities. Over the next three years we plan to make certain investments to improve and enable additional U.S. domestic manufacturing capabilities, a portion of which will include capital expenditures.

Contractual Obligations and Off-Balance Sheet Arrangements

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. Information regarding our obligations relating to debt, income taxes and lease arrangements are provided in "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards", "—Note 10. Financing Arrangements", "—Note 7. Income Taxes" and "—Note 14. Leases", respectively.

We are committed to an aggregate $18.3 billion of potential contingent future research and development milestone payments to third parties for in-licensing, asset acquisitions and development programs including early-stage milestones of $9.6 billion (milestones achieved through Phase III clinical studies) and late-stage milestones of $8.7 billion (milestones achieved post Phase III clinical studies). Payments generally are due and payable only upon achievement of certain developmental and regulatory milestones for which the specific timing cannot be predicted. Certain agreements also provide for sales-based milestones aggregating to $21.5 billion that we would be obligated to pay upon achievement of certain sales levels in addition to royalties. We also have certain manufacturing, development and commercialization obligations in connection with alliance arrangements. It is not practicable to estimate the amount of these obligations. Refer to "Consolidated Financial Statements—Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for further information.

We do not have any off-balance sheet arrangements that are material or reasonably likely to become material to our financial condition or results of operations.

Credit Ratings

Our current long-term and short-term credit ratings assigned by Moody's Investors Service are A2 and Prime-1, respectively, with a stable long-term credit outlook. Our current long-term and short-term credit ratings assigned by Standard & Poor's are A and A-1, respectively, with a stable long-term credit outlook. The long-term ratings reflect the agencies' opinion that we have a low default risk but are somewhat susceptible to adverse effects of changes in circumstances and economic conditions. The short-term ratings reflect the agencies' opinion that we have good to extremely strong capacity for timely repayment. Any credit rating downgrade may affect the interest rate of any debt we may incur, the fair market value of existing debt and our ability to access the capital markets generally.

Cash Flows

The following is a discussion of cash flow activities:

	Year Ended December 31,	
Dollars in millions	2025	2024
Cash flow provided by/(used in):		
Operating activities	$ 14,156	$ 15,190
Investing activities	(4,132)	(21,352)
Financing activities	(10,348)	5,127

Operating Activities

Cash flow from operating activities represents the cash receipts and disbursements from all of our activities other than investing and financing activities. Operating cash flow is derived by adjusting net earnings for noncontrolling interest, non-cash operating items, gains and losses attributed to investing and financing activities and changes in operating assets and liabilities resulting from timing differences between the receipts and payments of cash and when the transactions are recognized in our results of operations. As a result, changes in cash from operating activities reflect the timing of cash collections from customers and alliance partners; payments to suppliers, alliance partners and employees; customer discounts and rebates; and tax payments in the ordinary course of business.

The $1.0 billion decrease in cash flow provided by operating activities compared to 2024 was primarily driven by higher GTN payments, partially offset by lower expenses due to the ongoing strategic productivity initiative and lower acquisition-related expenses, including the cash settlement of unvested stock awards.

Investing Activities

Cash requirements from investing activities include cash used for acquisitions, manufacturing and facility-related capital expenditures and purchases of marketable securities with original maturities greater than 90 days at the time of purchase, proceeds from business divestitures (including royalties), the sale and maturity of marketable securities, sale of equity investments, as well as upfront and contingent milestones payments from licensing arrangements.

The $17.2 billion change in cash flow used in investing activities compared to 2024 was due to higher acquisition-related payments of $17.9 billion in 2024, partially offset by lower net proceeds from marketable debt securities and equity investments of $566 million in 2025.

Financing Activities

Cash requirements from financing activities include cash used to pay dividends, repurchase common stock and repay long-term debt and other borrowings, as well as proceeds from the exercise of stock options and issuance of long-term debt and other borrowings.

The $15.5 billion change in cash provided by/(used in) financing activities compared to 2024 was primarily due to the issuance of long-term debt in 2024 to partially fund the acquisitions of RayzeBio and Karuna and the repurchases of debt in 2025, partially offset by new debt issuances in 2025. Refer to "Consolidated Financial Statements—Note 10. Financing Arrangements" for more information.

Recently Issued Accounting Standards

For recently issued accounting standards, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards."

SEC Consent Order

As previously disclosed, on August 4, 2004, we entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10 to our quarterly report on Form 10-Q for the period ended September 30, 2004.

Under the terms of the Consent, we agreed, subject to certain defined exceptions, to limit sales of all products sold to our direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. We also agreed in the Consent to certain measures that we have implemented including: (a) establishing a formal review and certification process of our annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer our accounting and financial reporting processes; (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that our budget process gives appropriate weight to inputs that come from the bottom to the top, and not just from the top to the bottom, and adequately documenting that process.

We have established a company-wide policy concerning our sales to direct customers for the purpose of complying with the Consent, which includes the adoption of various procedures to monitor and limit sales to direct customers in accordance with the terms of the Consent. These procedures include a governance process to escalate to appropriate management levels potential questions or concerns regarding compliance with the policy and timely resolution of such questions or concerns. In addition, compliance with the policy is monitored on a regular basis.

We maintain DSAs with our U.S. pharmaceutical wholesalers and specialty distributors, which account for approximately 97% of our gross U.S. revenues. Under the current terms of the DSAs, our wholesaler customers provide us with weekly information with respect to months on hand product-level inventories and the amount of out-movement of products. The three largest wholesalers currently account for approximately 87% of our gross U.S. revenues. The inventory information received from our wholesalers, together with our internal information, is used to estimate months on hand product level inventories at these wholesalers. We estimate months on hand product inventory levels for our U.S. business's wholesaler customers other than the three largest wholesalers by extrapolating from the months on hand calculated for the three largest wholesalers. In contrast, our non-U.S. business has significantly more direct customers, limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. Accordingly, we rely on a variety of methods to estimate months on hand product level inventories for these business units.

We believe the above-described procedures provide a reasonable basis to ensure compliance with the Consent.

Critical Accounting Policies

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Our critical accounting policies are those that significantly affect our financial condition and results of operations and require the most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain. Because of this uncertainty, actual results may vary from these estimates.

Revenue Recognition

Our accounting policy for revenue recognition has a substantial impact on reported results and relies on certain estimates. Revenue is recognized following a five-step model: (i) identify the customer contract; (ii) identify the contract's performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as a performance obligation is satisfied. Revenue is also reduced for GTN sales adjustments discussed below, all of which involve significant estimates and judgment after considering legal interpretations of applicable laws and regulations, historical experience, payer channel mix (e.g. Medicare or Medicaid), current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. Estimates are assessed each period and adjusted as required to revise information or actual experience.

The following categories of GTN adjustments involve significant estimates, judgments and information obtained from external sources. Refer to "Consolidated Financial Statements—Note 2. Revenue" for further discussion and analysis of each significant category of GTN sales adjustments.

Charge-backs and cash discounts

Our U.S. business participates in programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties, including covered entities under the 340B program, whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower program price and the wholesalers then charge us the difference between their acquisition cost and the lower program price. Accounts receivable is reduced for the estimated amount of unprocessed charge-back claims attributable to a sale (typically within a two to four week time lag).

In the U.S. and some other countries, customers are offered cash discounts as an incentive for prompt payment on certain products, approximating 2% of the invoiced sales price. Accounts receivable is reduced for the estimated amount of cash discount at the time of sale and the discount is typically taken by the customer within one month.

Medicaid and Medicare rebates

Our U.S. business participates in state government Medicaid programs and other qualifying Federal and state government programs requiring discounts and rebates to participating state and local government entities. All discounts and rebates provided through these programs are included in our Medicaid rebate accrual. Medicaid rebates have also been extended to drugs used in managed Medicaid plans. The estimated amount of unpaid or unbilled rebates is presented as a liability.

Rebates and discounts are offered to managed healthcare organizations in the U.S. managing prescription drug programs and Medicare Advantage prescription drug plans covering the Medicare Part D drug benefit. As a result of the redesign of the U.S. Medicare Part D program, beginning in 2025, we paid 10% of costs up to a $2,000 cap for out-of-pocket costs for Medicare beneficiaries and 20% of costs after that cap was reached. The estimated amount of unpaid or unbilled rebates and discounts is presented as a liability.

Other rebates, returns, discounts and adjustments

Other GTN sales adjustments include sales returns and all other programs based on applicable laws and regulations for individual non-U.S. countries as well as rebates offered to managed healthcare organizations in the U.S. to a lesser extent. The non-U.S. programs include several different pricing schemes such as cost caps, volume discounts, outcome-based pricing schemes and pricing claw-backs that are based on sales of individual companies or an aggregation of all companies participating in a specific market. The estimated amount of unpaid or unbilled rebates and discounts is presented as a liability.

Estimated returns for established products are determined after considering historical experience and other factors including levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products, introductions of competitive new products and lower demand following the loss of market exclusivity. Estimated returns for new products are determined after considering historical sales return experience of similar products, such as those within the same product line, similar therapeutic area and/or similar distribution model and estimated levels of inventory in the distribution channel and projected demand. The estimated amount for product returns is presented as a liability.

Use of information from external sources

Information from external sources is used to estimate GTN adjustments. Our estimate of inventory at the wholesalers is based on the projected prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their recordkeeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals.

We have also continued the practice of combining retail and mail prescription volume on a retail-equivalent basis. We use this methodology for internal demand forecasts. We also use information from external sources to identify prescription trends, patient demand and average selling prices. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information.

Acquisition and Intangible Assets Valuations

We make certain judgments to determine whether transactions should be accounted for as acquisitions of assets or as business combinations. If it is determined that substantially all of the fair value of gross assets acquired in a transaction is concentrated in a single asset (or a group of similar assets), the transaction is treated as an acquisition of assets. We evaluate the inputs, processes, and outputs associated with the acquired set of activities and assets. If the assets in a transaction include an input and a substantive process that together significantly contribute to the ability to create outputs, the transaction is treated as an acquisition of a business.

We account for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed generally be recorded at their fair values as of the acquisition date. Excess of consideration over the fair value of net assets acquired is recorded as goodwill. Estimating fair value requires us to make significant judgments and assumptions.

In transactions accounted for as acquisitions of assets, no goodwill is recorded and contingent consideration, such as payments upon achievement of various developmental, regulatory and commercial milestones, generally is not recognized at the acquisition date. In an asset acquisition, upfront payments allocated to IPRD projects at the acquisition date are expensed unless there is an alternative future use. In addition, product development milestones are expensed upon achievement.

We have identifiable intangible assets that are measured at their respective fair values as of the acquisition date. Generally, we engage an independent third-party valuation firm to assist in determining the fair values of these assets as of the acquisition date. The fair value of these assets is estimated using discounted cash flow models. These models required the use of the following significant estimates and assumptions among others:

- Identification of product candidates with sufficient substance requiring separate recognition;
- Estimates of revenues and operating profits related to commercial products or product candidates;
- Eligible patients, pricing and market share used in estimating future revenues;
- Probability of success for unapproved product candidates and additional indications for commercial products;
- Resources required to complete the development and approval of product candidates;
- Timing of regulatory approvals and exclusivity;
- Appropriate discount rate by products;
- Market participant income tax rates; and
- Allocation of expected synergies to products.

We believe the fair value used to record intangible assets acquired are based upon reasonable estimates and assumptions considering the facts and circumstances as of the acquisition date.

Impairment and Amortization of Long-lived Assets, including Goodwill and Other Intangible Assets

Long-lived assets include intangible assets and property, plant and equipment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or at least annually for Goodwill and IPRD. Intangible assets are highly vulnerable to impairment charges, particularly newly acquired assets for recently launched products or IPRD. These assets are initially measured at fair value and therefore any reduction in expectations used in the valuations could potentially lead to impairment. Some of the more common potential risks leading to impairment include changes in competitive landscape, earlier than expected loss of market exclusivity, pricing reductions, adverse regulatory changes or clinical study results, delay or failure to obtain regulatory approval for initial or follow on indications and unanticipated development costs, inability to achieve expected synergies resulting from cost savings and avoidance, higher operating costs, changes in tax laws and other macro-economic changes. The complexity in estimating the fair value of intangible assets in connection with an impairment test is similar to the initial valuation. If the carrying value of long-lived assets exceeds its fair value, then the asset is written-down to its fair value. Expectations of future cash flows are subject to change based upon the near and long-term production volumes and margins generated by the asset as well as any potential alternative future use. The estimated useful lives of long-lived assets are subjective and require significant judgment regarding patent lives, future plans and external market factors. Long-lived assets are also periodically reviewed for changes in facts or circumstances resulting in a reduction to the estimated useful life of the asset, requiring the acceleration of depreciation or amortization. Intangible asset impairment charges included in Cost of products sold, Research and development, and Other (income)/expense, net were $949 million in 2025, $2.9 billion in 2024 and $136 million in 2023. Refer to "Consolidated Financial Statements—Note 15. Goodwill and Other Intangible Assets" for further discussion and analysis of these impairment charges.

Income Taxes

Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including long-range forecasts of future taxable income and evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. Our deferred tax assets were $8.9 billion at December 31, 2025 (net of valuation allowance of $960 million) and $8.4 billion at December 31, 2024 (net of valuation allowance of $929 million).

The U.S. federal net operating loss carryforwards were $1.3 billion at December 31, 2025. These carryforwards were acquired as a result of certain acquisitions and while they generally have unlimited lives, they are subject to limitations under Section 382 of the Internal Revenue Code. Foreign and state net operating loss carryforwards begin expiring in varying years starting in 2026 (certain amounts have unlimited lives).

Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known.

For discussions on income taxes, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards—Income Taxes" and "—Note 7. Income Taxes."

Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, contractual claims and tax matters. We recognize accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These estimates are subject to uncertainties that are difficult to predict and, as such, actual results could vary from these estimates.

For discussions on contingencies, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards—Contingencies," "—Note 7. Income Taxes" and "—Note 20. Legal Proceedings and Contingencies."

Product and Pipeline Developments

Our R&D programs are managed on a portfolio basis from early discovery through late-stage development and include a balance of early-stage and late-stage programs to support future growth. Our late-stage development programs could potentially have an impact on our revenue and earnings within the next few years if regulatory approvals are obtained and products are successfully commercialized. The following are the late-stage new indication developments in our marketed products, as well as developments in our late-stage pipeline:

Product	Indication	Date	Developments
Abecma & Breyanzi	Multiple Indications	June 2025	Announced FDA approval of label updates to reduce certain patient monitoring requirements and remove the REMS programs that had been in place since each product was initially approved.
Augtyro	NSCLC and Solid Tumor	February 2025	Announced EC approval of *Augtyro* as a treatment for ROS1 TKI-naïve and –pre-treated adult patients with ROS1-positive advanced NSCLC and for the treatment of adult and pediatric patients 12 years of age and older with advanced solid tumors expressing a NTRK gene fusion, and who have received a prior NTRK inhibitor, or have not received a prior NTRK inhibitor and treatment options not targeting NTRK provided limited clinical benefit, or have been exhausted. The approval is based on results from the TRIDENT-1 and CARE trials.
	NTRK Solid Tumors	November 2025	Announced that Japan's Ministry of Health, Labour and Welfare approved the supplemental Japanese New Drug Application for *Augtyro* for the treatment of NTRK fusion-positive, advanced or recurrent solid tumors. This approval is based on the results from the global Phase I/II TRIDENT-1 study and Japan Phase I/II CARE pediatric study.
Breyanzi	FL	March 2025	Announced EC approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. This approval is based on results from the global, Phase II TRANSCEND FL study, the largest clinical trial to date to evaluate a CAR-T cell therapy in patients with relapsed or refractory indolent NHL, including FL.
	MCL	November 2025	Announced EC approval for *Breyanzi* for the treatment of adult patients with relapsed or refractory MCL after at least two lines of systemic therapy including a Bruton's tyrosine kinase (BTK) inhibitor. This approval is based on results from the MCL cohort of TRANSCEND NHL 001, in which *Breyanzi* demonstrated a high overall response rate of 82.7% and complete response rate of 71.6%, the study's primary and key secondary endpoints, respectively.
	MZL	December 2025	Announced FDA approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory MZL who have received at least two prior lines of systemic therapy. This approval of *Breyanzi* is based on results from the MZL cohort in the Phase II TRANSCEND FL study.
	MCL & MZL	July 2025	The supplemental Japanese New Drug Application for *Breyanzi* was submitted to Japan's Pharmaceuticals and Medical Devices Agency for the treatment of both relapsed or refractory MCL and relapsed or refractory MZL. This submission is based on Cohort 4 of the Phase II TRANSCEND FL study and the MCL cohort of the Phase I TRANSCEND NHL study.

Product	Indication	Date	Developments
Camzyos	nHCM	April 2025	Announced that the Phase III ODYSSEY-HCM trial evaluating *Camzyos* for the treatment of adult patients with symptomatic New York Heart Association class II-III nHCM did not meet its dual primary endpoints.
	oHCM	January 2026	Announced positive topline results from SCOUT-HCM, a Phase III trial evaluating *Camzyos* in the first study of a cardiac myosin inhibitor (CMI) in adolescents (ages 12 years to <18 years) with symptomatic oHCM. The trial met its primary endpoint, demonstrating a statistically significant reduction from baseline in Valsalva left ventricular outflow tract (LVOT) gradient at Week 28 versus placebo, indicating *Camzyos* was effective in improving LVOT obstruction. Statistical significance was also met for multiple secondary endpoints, including those for clinically meaningful aspects of the disease. Safety results in the trial were consistent with the established safety profile of *Camzyos* in adults, and no new safety signals were reported in this new, younger population. The study continues with active treatment and long-term extension periods.
		August 2025	Presented results from COLLIGO-HCM, a global retrospective real-world data study, at the European Society of Cardiology Congress 2025. The analysis showed that *Camzyos* was associated with reductions in left ventricular outflow tract (LVOT) obstruction and improvements in symptom burden in a racially diverse population of patients with symptomatic oHCM treated in an international, real-world setting. The effectiveness and safety demonstrated in COLLIGO-HCM are consistent with results from randomized, controlled clinical trials and further support the growing body of evidence for *Camzyos*, the first and only approved cardiac myosin inhibitor, as a standard of care for New York Heart Association (NYHA) class II-III symptomatic oHCM.
		April 2025	Announced that the FDA updated the U.S. Prescribing Information for *Camzyos*, simplifying treatment for patients and physicians by reducing the required echo monitoring for eligible patients in the maintenance phase and expanding patient eligibility by reducing contraindications.
		March 2025	Announced that Japan's Ministry of Health, Labour and Welfare granted manufacturing and marketing approval for *Camzyos* for the treatment of adults with oHCM. This approval is based on results from the global Phase III EXPLORER-HCM study and the Japan Phase III HORIZON-HCM study.
		February 2025	In EU, following an opinion from the CHMP of the EMA, *Camzyos* received a label update to reduce the frequency of required echocardiography monitoring once a patient treated for oHCM is on a stable dose.
Cobenfy	AD Psychosis	December 2025	Announced that additional patients will be enrolled in the Phase III ADEPT-2 study evaluating *Cobenfy* in psychosis associated with Alzheimer's Disease. As part of our commitment to upholding the highest standards in clinical research and following a thorough blinded review of the ADEPT-2 study data, we identified irregularities due to clinical trial execution at a small number of study sites. With these findings, prior to database lock, BMS made the decision to exclude patient data from those sites from the primary analysis. Following consultation and agreement with the FDA, an interim data analysis for efficacy and safety was conducted by an independent party and reviewed by the Data Monitoring Committee. Following this analysis, the DMC recommended the study continue by enrolling additional patients to the original target study population. Based on this recommendation, BMS will continue patient enrollment and advance the program as advised by the DMC. BMS remains blinded to study data.
	Schizophrenia	April 2025	Announced that the Phase III ARISE trial evaluating *Cobenfy* as an adjunctive treatment to atypical antipsychotics in adults with schizophrenia did not meet the threshold for statistical significance for the primary endpoint.
iberdomide	RRMM	September 2025	Announced that the Phase III EXCALIBER-RRMM study evaluating iberdomide combined with standard therapies in patients with RRMM demonstrated a statistically significant improvement in minimal residual disease (MRD) negativity rates, compared with the control arm, in a planned interim analysis of the MRD endpoint. The safety profile of iberdomide in combination with daratumumab and dexamethasone in this study is generally consistent with previous studies.
Inrebic	Myelofibrosis	June 2025	Announced that Japan's Ministry of Health Labour and Welfare granted approval of *Inrebic* for the treatment of myelofibrosis. This approval is based on results from the global Phase III Jakarta study, the global Phase III Jakarta-2 trial, and the Japan local Phase I/II trial (FEDR-MF-003).

Product	Indication	Date	Developments
izalontamab brengitecan	NSCLC	August 2025	Announced, with SystImmune, that the FDA granted Breakthrough Therapy Designation to izalontamab brengitecan (iza-bren) for the treatment of patients with locally advanced or metastatic NSCLC with mutated epidermal growth factor (EGFR) exon 19 deletions or exon 21 L858R substitution mutations whose disease has progressed on or after treatment with an EGFR tyrosine kinase inhibitor (TKI) and platinum-based chemotherapy. The FDA's decision was based on the efficacy and safety data from three ongoing clinical trials: BL-B01D1-101, BL-B01D1-203 and BL-B01D1-LUNG-101.
milvexian	ACS	November 2025	Announced, in collaboration with Johnson & Johnson, the decision to stop the Phase III Librexia ACS trial evaluating the efficacy and safety of milvexian when added to the standard of care (conventional antiplatelet therapy) for patients after a recent ACS event. The decision to discontinue the trial follows a preplanned interim analysis by the Independent Data Monitoring Committee, which determined the trial is unlikely to meet the primary efficacy endpoint. No new safety concerns related to the investigational therapy were identified. The safety profile was consistent with previously reported studies of milvexian. The IDMC recommended that the other two Phase III trials, Librexia AF for patients with atrial fibrillation AF and Librexia STROKE for secondary stroke prevention, continue as planned, with topline data expected in 2026.
obexelimab	IgG4-RD	January 2026	Our partner, Zenas BioPharma, Inc., announced positive results from the Phase III INDIGO trial of obexelimab in Immunoglobulin G4-Related Disease (IgG4-RD). Obexelimab met the primary endpoint, demonstrating a highly statistically significant and clinically meaningful 56% reduction in the risk of IgG4-RD flare compared to placebo during the 52-week randomized placebo-controlled period. Obexelimab also met and demonstrated highly statistically significant activity compared to placebo on all four key secondary endpoints, which were reduction in investigator assessed IgG4-RD flare, the number of flares requiring rescue therapy, the proportion of patients achieving complete remission and the cumulative use of IgG4-RD rescue therapy. Rates of infections, including Grade 3, were lower in the obexelimab arm compared to placebo, and the incidence of injection site reactions was similar across both study arms.
Onureg	AML	November 2025	The Japanese New Drug Application was submitted to Japan's Pharmaceuticals and Medical Devices Agency for *Onureg* for maintenance therapy of AML after remission induction therapy. This filing was based on results from the global Phase III QUAZAR (CC-486-AML-001) study and the Japan Phase II CA055005 study.
Opdivo	cHL	December 2025	Announced that the FDA accepted and granted priority review to the sBLA for *Opdivo* in combination with doxorubicin, vinblastine and dacarbazine (AVD) for adult and pediatric (12 years and older) patients with previously untreated Stage III or IV classical Hodgkin Lymphoma. The FDA filing acceptance is based on the Phase III CA2098UT study. The FDA assigned a PDUFA goal date of April 8, 2026. In addition, the EMA validated the Type II variation application for *Opdivo* plus doxorubicin, vinblastine and dacarbazine for adults and adolescents (12 years of age and older) with previously untreated Stage III or IV cHL. Validation confirms the submission is complete and begins the EMA's centralized review procedure.
	NSCLC	May 2025	Announced EC approval of *Opdivo,* in combination with platinum-based chemotherapy as neoadjuvant treatment, followed by *Opdivo* as monotherapy as adjuvant treatment after surgical resection for the treatment of resectable NSCLC at high risk of recurrence in adult patients whose tumors have PD-L1 expression ≥1%. This approval is based on the results from the CheckMate -77T study, in which the trial met its primary endpoint of event-free survival and showed clinically meaningful improvements in the secondary efficacy endpoints of pathologic complete response and major pathologic response.
		February 2025	Announced that the final analysis of overall survival from the Phase III CheckMate -816 study evaluating *Opdivo* in combination with platinum-doublet chemotherapy as a neoadjuvant treatment for adult patients with resectable NSCLC. The results showed a statistically significant and clinically meaningful improvement in the key secondary endpoint of overall survival compared to neoadjuvant chemotherapy alone.

Product	Indication	Date	Developments
Opdivo Qvantig	Multiple Indications	May 2025	Announced EC approval of *Opdivo Qvantig* injection for subcutaneous use, in most previously approved adult, solid tumor *Opdivo* indications as monotherapy, monotherapy maintenance following completion of *Opdivo + Yervoy* combination therapy, or in combination with chemotherapy or cabozantinib. This approval is based primarily on results from the Phase III CheckMate -67T trial which demonstrated noninferiority in the co-primary endpoints of Cavgd28 (time-averaged *Opdivo* serum concentration over 28 days) and Cminss (trough serum concentration at steady state) and consistent efficacy in the secondary endpoint of ORR for the subcutaneous formulation of *Opdivo* vs. its intravenous formulation.
Opdivo + Yervoy	CRC	August 2025	Announced that Japan's Ministry of Health Labour and Welfare approved *Opdivo + Yervoy* for the treatment of unresectable advanced or recurrent microsatellite instability-high colorectal cancer. This approval is based on the results from the Phase III CheckMate-8HW study.
		April 2025	Announced FDA approval of *Opdivo + Yervoy* as a first-line treatment of adult and pediatric patients 12 years and older with unresectable or metastatic microsatellite instability-high or mismatch repair deficient CRC. This approval is based on the Phase III CheckMate -8HW trial. This approval, granted more than two months ahead of the June 23, 2025 PDUFA goal date, follows the FDA's prior decision to grant the application Breakthrough Therapy Designation and Priority Review status.
	HCC	June 2025	Announced that Japan's Ministry of Health Labour and Welfare granted approval of *Opdivo + Yervoy* for the treatment of unresectable HCC. This approval is based on the results from the global Phase III CheckMate -9DW trial.
		April 2025	Announced FDA approval of *Opdivo + Yervoy* as a first-line treatment for adult patients with unresectable or metastatic HCC. This approval is based on the results from the global Phase III CheckMate -9DW trial.
		March 2025	Announced EC approval of *Opdivo + Yervoy* for the first-line treatment of adult patients with unresectable or advanced HCC. The approval is based on results from the CheckMate -9DW study, in which the dual immunotherapy treatment led to a statistically significant and clinically meaningful improvement in overall survival, the clinical trial's primary endpoint.
Opdualag	Melanoma	February 2025	Announced that the Phase III RELATIVITY-098 trial evaluating *Opdualag* for the adjuvant treatment of patients with completely resected stage III-IV melanoma did not meet its primary endpoint of recurrence-free survival. The safety profile of *Opdualag* observed in this analysis was consistent with the known profiles of nivolumab and relatlimab.
Reblozyl	MF-Associated Anemia	July 2025	Announced that the Phase III INDEPENDENCE trial evaluating *Reblozyl* with concomitant janus kinase inhibitor therapy in adult patients with myelofibrosis-associated anemia receiving red blood cell (RBC) transfusion did not meet its primary endpoint of RBC transfusion independence.

Product	Indication	Date	Developments
Sotyktu	Plaque Psoriasis	February 2025	Announced new five-year results from the POETYK PSO long-term extension trial of *Sotyktu* treatment in adult patients with moderate-to-severe plaque psoriasis, in which the safety profile of *Sotyktu* remained consistent through five years with more than 5,000 patient-years of exposure in the trial, with no new safety signals identified. In patients who were treated continuously with *Sotyktu*, clinical response rates were maintained from Year 1 to Year 5, including Psoriasis Area and Severity Index (PASI) 75, PASI 90 and static Physician's Global Assessment (sPGA) 0/1 (clear/almost clear).
	PsA	October 2025	Announced that the Phase III POETYK PsA-1 trial further confirmed the efficacy and safety of *Sotyktu* in adults with active PsA who were not previously treated with a biologic disease-modifying antirheumatic drug. The trial demonstrated that *Sotyktu* improved and maintained meaningful clinical responses, inhibition of radiographic progression and patient-reported outcomes through Week 52 in adults with active PsA.
		July 2025	The FDA accepted for review the supplemental New Drug Application (sNDA) for *Sotyktu* for the treatment of adults with active psoriatic arthritis. The FDA assigned PDUFA goal date of March 6, 2026. In addition, China's Center for Drug Evaluation of National Medical Products Administration and Japan's Ministry of Health, Labour and Welfare accepted sNDAs for *Sotyktu* in the same indication. The EMA has also validated the Type II variation application to expand the indication for *Sotyktu* to include this disease. The regulatory applications are based on the pivotal POETYK PsA-1 and POETYK PsA-2 trials.
		June 2025	Announced positive data from the pivotal Phase III POETYK PsA-1 trial evaluating the efficacy and safety of *Sotyktu* in adults with active PsA. The trial met its primary endpoint, with a significantly greater proportion of *Sotyktu*-treated patients achieving ACR20 response (at least a 20 percent improvement in signs and symptoms of disease) after 16 weeks of treatment compared with placebo (54.2% versus 34.1%, respectively). Additionally, treatment with *Sotyktu* met important secondary endpoints across PsA disease activity at Week 16, demonstrating improvement across clinical measures, extra-articular manifestations and patient-reported outcomes. The overall safety profile of *Sotyktu* through 16 weeks of treatment was consistent with what has been reported throughout the clinical trial programs for *Sotyktu*, including the Phase III POETYK PsA-2 and the Phase III moderate-to-severe plaque psoriasis clinical trials.
		June 2025	The supplemental Japanese New Drug Application for *Sotyktu* was submitted to Japan's Pharmaceuticals and Medical Devices Agency for the treatment of adults with active PsA. This filing includes 16-week efficacy/safety data from the Phase III PsA-1 trial and 52-week efficacy/safety data from the Phase III PsA-2 trial.
		March 2025	Announced positive data from the pivotal Phase III POETYK PsA-2 trial evaluating the efficacy and safety of *Sotyktu* in adults with active PsA. The trial met its primary endpoint, with a significantly greater proportion of *Sotyktu*-treated patients achieving ACR20 response (at least a 20 percent improvement in signs and symptoms of disease) after 16 weeks of treatment compared with placebo (54.2% versus 39.4%, respectively). Additionally, treatment with *Sotyktu* met important secondary endpoints across PsA disease activity at Week 16, demonstrating improvement across clinical signs and symptoms, extra-articular manifestations and patient-reported outcomes. The overall safety profile of *Sotyktu* through 16 weeks of treatment was consistent with that established in a Phase II PsA clinical trial and Phase III moderate-to-severe plaque psoriasis clinical trials.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (including documents incorporated by reference) and other written and oral statements we make from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. You can identify these forward-looking statements by the fact they use words such as "should," "could," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe," "will" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on our current expectations and projections about our future financial results, goals, plans and objectives and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years, and could cause our future financial results, goals, plans and objectives to differ materially from those expressed in, or implied by, the statements. These statements are likely to relate to, among other things, our goals, plans and objectives regarding our financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products, our business development strategy and in relation to our ability to realize the projected benefits of our acquisitions, alliances and other business development activities, the impact of any pandemic or epidemic on our operations and the development and commercialization of our products, laws, agreements and regulations to lower drug prices, government actions relating to the imposition of new tariffs, market actions taken by private and government payers to manage drug utilization and contain costs, the expiration of patents or data protection on certain products, including assumptions about our ability to retain marketing exclusivity of certain products, and the outcome of contingencies such as legal proceedings and financial results. No forward-looking statement can be guaranteed. We have included important factors in the cautionary statements included in our most recently filed 2025 Form 10-K, particularly under "Item 1A. Risk Factors," that we believe could cause actual results to differ materially from any forward-looking statement.

Although we believe that we have been prudent in our plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report on Form 10-K not to occur. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise after the date of this Annual Report on Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk resulting from changes in currency exchange rates and interest rates. Certain derivative financial instruments are used when available on a cost-effective basis to hedge our underlying economic exposure. All of our financial instruments, including derivatives, are subject to counterparty credit risk considered as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Foreign Exchange Risk

Significant amounts of our revenues, earnings and cash flow are exposed to changes in foreign currency rates. Our primary net foreign currency translation exposures are the euro and Japanese yen. Foreign currency forward and purchased local currency put option contracts are used to manage risk primarily arising from certain intercompany sales, third party sales and purchases transactions.

We are also exposed to foreign exchange transaction risk arising from non-functional currency denominated assets and liabilities and earnings denominated in non-U.S. dollar currencies. Foreign currency forward contracts are used to offset these exposures but are not designated as hedges. Foreign currency forward contracts are also used to hedge the foreign currency exposures of our net investment in certain international affiliates and are designated as hedges of net investments.

We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar (with all other variables held constant) would decrease the fair value of foreign exchange contracts by $428 million and $455 million as of December 31, 2025 and December 31, 2024, respectively, reducing earnings over the remaining life of the contracts.

Cross-currency swap contracts are used to manage risk arising from long-term debt denominated in euros and to hedge the Company's net investment in its foreign subsidiaries. We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar (with all other variables held constant) would decrease the fair value of cross-currency swap contracts by $8 million as of December 31, 2025 and increase the fair value of cross-currency swap contracts by $49 million as of December 31, 2024.

For additional information, refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements."

Interest Rate Risk

We use fixed-to-floating interest rate swap contracts designated as fair value hedges to provide an appropriate balance of fixed and floating rate debt. We use cross-currency swap contracts designated to manage risk arising from long-term debt denominated in euros and to hedge the Company's net investment in its foreign subsidiaries. The fair values of these contracts as well as our marketable debt securities are analyzed at year-end to determine their sensitivity to interest rate changes. In this sensitivity analysis, if there was a 1% increase in short-term or long-term interest rates as of December 31, 2025 and December 31, 2024, the expected adverse impact on our earnings would not be material.

We estimate that an increase of 1% in long-term interest rates as of December 31, 2025 and December 31, 2024 would decrease the fair value of long-term debt by $3.5 billion and $3.6 billion, respectively.

Credit Risk

We monitor our investments with counterparties with the objective of minimizing concentrations of credit risk. Our investment policy is to invest only in institutions that meet high credit quality standards and establishes limits on the amount and time to maturity of investments with any individual counterparty. The policy also requires that investments are only entered into with corporate and financial institutions that meet high credit quality standards.

The use of derivative instruments exposes us to credit risk if the counterparty fails to perform when the fair value of a derivative instrument contract is positive. If the counterparty fails to perform, collateral is not required by any party whether derivatives are in an asset or liability position. We have a policy of diversifying derivatives with counterparties to mitigate the overall risk of counterparty defaults. For additional information, refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements."

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars in millions, except per share data

		Year Ended December 31,				
		2025		2024		2023
Net product sales	$	46,756	$	46,778	$	43,778
Alliance and other revenues		1,438		1,522		1,228
Total Revenues		48,194		48,300		45,006
Cost of products sold[(a)]		13,936		13,968		10,693
Selling, general and administrative		7,267		8,414		7,772
Research and development		9,951		11,159		9,299
Acquired IPRD		3,721		13,373		913
Amortization of acquired intangible assets		3,317		8,872		9,047
Other (income)/expense, net		674		893		(1,158)
Total Expenses		38,866		56,679		36,566
Earnings/(Loss) before income taxes		9,328		(8,379)		8,440
Income tax provision		2,272		554		400
Net earnings/(loss)		7,055		(8,933)		8,040
Noncontrolling Interest		2		15		15
Net earnings/(loss) attributable to BMS	$	7,054	$	(8,948)	$	8,025
Earnings/(Loss) per common share:						
Basic	$	3.47	$	(4.41)	$	3.88
Diluted		3.46		(4.41)		3.86

(a) Excludes amortization of acquired intangible assets.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

Dollars in millions

		Year Ended December 31,				
		2025		2024		2023
Net earnings/(loss)	$	7,055	$	(8,933)	$	8,040
Other comprehensive income/(loss), net of taxes and reclassifications to earnings:						
Derivatives qualifying as cash flow hedges		(340)		374		(230)
Pension and postretirement benefits		82		90		(115)
Marketable debt securities		1		—		2
Foreign currency translation		(29)		(156)		78
Total other comprehensive income/(loss)		(286)		308		(265)
Comprehensive income/(loss)		6,769		(8,625)		7,775
Comprehensive income/(loss) attributable to noncontrolling interest		2		15		15
Comprehensive income/(loss) attributable to BMS	$	6,767	$	(8,640)	$	7,760

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Dollars in millions, except share and per share data

		December 31,		
ASSETS		**2025**		**2024**
Current assets:				
Cash and cash equivalents	$	**10,209**	$	10,346
Marketable debt securities		**464**		513
Receivables		**11,414**		10,747
Inventories		**2,690**		2,557
Other current assets		**4,613**		5,617
Total Current assets		**29,390**		29,780
Property, plant and equipment		**7,543**		7,136
Goodwill		**21,754**		21,719
Other intangible assets		**19,103**		23,307
Deferred income taxes		**5,378**		4,236
Marketable debt securities		**396**		320
Other non-current assets		**6,474**		6,105
Total Assets	$	**90,038**	$	92,603
LIABILITIES				
Current liabilities:				
Short-term debt obligations	$	**2,261**	$	2,046
Accounts payable		**3,575**		3,602
Other current liabilities		**17,581**		18,126
Total Current liabilities		**23,417**		23,774
Deferred income taxes		**222**		369
Long-term debt		**42,850**		47,603
Other non-current liabilities		**5,043**		4,469
Total Liabilities		**71,533**		76,215
Commitments and Contingencies (Note 20)				
EQUITY				
Bristol-Myers Squibb Company Shareholders' Equity:				
Preferred stock, $2 convertible series, par value $1 per share: Authorized 10 million shares; issued and outstanding 2,510 in 2025 and 2,868 in 2024, liquidation value of $50 per share		—		—
Common stock, par value of $0.10 per share: Authorized 4.5 billion shares; 2.9 billion issued in 2025 and 2024		**292**		292
Capital in excess of par value of stock		**46,387**		46,024
Accumulated other comprehensive loss		**(1,524)**		(1,238)
Retained earnings		**16,896**		14,912
Less cost of treasury stock — 887 million common shares in 2025 and 894 million common shares in 2024		**(43,579)**		(43,655)
Total BMS Shareholders' Equity		**18,473**		16,335
Noncontrolling interest		**33**		53
Total Equity		**18,506**		16,388
Total Liabilities and Equity	$	**90,038**	$	92,603

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in millions

	Year Ended December 31,		
	2025	2024	2023
Cash Flows From Operating Activities:			
Net earnings/(loss)	$ 7,055	$ (8,933)	$ 8,040
Adjustments to reconcile net earnings/(loss) to net cash provided by operating activities:			
Depreciation and amortization, net	4,011	9,600	9,760
Deferred income taxes	(965)	(2,089)	(3,288)
Stock-based compensation	553	507	518
Impairment charges	1,098	2,963	255
Divestiture gains and royalties	(1,165)	(1,119)	(884)
Acquired IPRD	3,721	13,373	913
Equity investment (gains)/losses, net	(280)	(16)	160
Contingent consideration fair value adjustments	351	—	—
Other adjustments	232	94	300
Changes in operating assets and liabilities:			
Receivables	(295)	264	(995)
Inventories	(184)	(486)	(751)
Accounts payable	(2)	184	198
Rebates and discounts	(441)	1,484	904
Income taxes payable	(4)	(1,260)	(603)
Other	471	624	(667)
Net cash provided by operating activities	14,156	15,190	13,860
Cash Flows From Investing Activities:			
Sale and maturities of marketable debt securities	1,975	1,122	733
Purchase of marketable debt securities	(2,000)	(769)	(1,774)
Proceeds from sales of equity investments	77	265	215
Capital expenditures	(1,311)	(1,248)	(1,209)
Divestiture and other proceeds	1,071	1,099	909
Acquisition and other payments, net of cash acquired	(3,944)	(21,821)	(1,169)
Net cash provided by/(used in) investing activities	(4,132)	(21,352)	(2,295)
Cash Flows From Financing Activities:			
Proceeds from issuance of short-term debt obligations	—	2,987	—
Repayments of short-term debt obligations	—	(3,000)	—
Other short-term financing obligations, net	25	99	(120)
Proceeds from issuance of long-term debt	5,740	12,883	4,455
Repayments of long-term debt	(10,940)	(2,873)	(3,879)
Repurchase of common stock	—	—	(5,155)
Dividends	(5,045)	(4,863)	(4,744)
Stock option proceeds and other, net	(128)	(106)	27
Net cash provided by/(used in) financing activities	(10,348)	5,127	(9,416)
Effect of exchange rates on cash, cash equivalents and restricted cash	195	(137)	45
Increase/(decrease) in cash, cash equivalents and restricted cash	(129)	(1,172)	2,194
Cash, cash equivalents and restricted cash at beginning of period	10,347	11,519	9,325
Cash, cash equivalents and restricted cash at end of period	$ 10,218	$ 10,347	$ 11,519

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

Nature of Operations and Basis of Consolidation

Bristol-Myers Squibb Company ("BMS", or "the Company") is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases.

The consolidated financial statements are prepared in conformity with U.S. GAAP, including the accounts of Bristol-Myers Squibb Company and all of its controlled majority-owned subsidiaries and certain variable interest entities. All intercompany balances and transactions are eliminated. Material subsequent events are evaluated and disclosed through the report issuance date. Beginning in 2025, the financial statement line item "Marketing, Selling and Administrative" included in the 2024 Form 10-K was changed to "Selling, General and Administrative", and such nomenclature will be used by the Company going forward. No changes were made to the corresponding definition. Refer to the Summary of Abbreviated Terms at the end of this Annual Report on Form 10-K for definitions of capitalized terms used throughout the document.

Certain amounts in this Annual Report on Form 10-K may not sum due to rounding. Percentages have been calculated using unrounded amounts.

Alliance and license arrangements are assessed to determine whether the terms provide economic or other control over the entity requiring consolidation of an entity. Entities controlled by means other than a majority voting interest are referred to as variable interest entities and are consolidated when BMS has both the power to direct the activities of the variable interest entity that most significantly impacts its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.

Business Segment Information

BMS operates in a single segment engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of innovative medicines that help patients prevail over serious diseases. A global research and development organization and supply chain organization are responsible for the discovery, development, manufacturing and supply of products. Regional commercial organizations market, distribute and sell the products. The business is also supported by global corporate staff functions. Consistent with BMS's operational structure, the Chief Executive Officer ("CEO"), as the chief operating decision maker, uses consolidated net income or loss as reported on the income statement when managing and allocating resources at the corporate level. Managing and allocating resources at the global corporate level enables the CEO to assess both the overall level of resources available and how to best deploy these resources across functions, therapeutic areas, regional commercial organizations and research and development projects in line with our overarching long-term corporate-wide strategic goals, rather than on a product or franchise basis. The determination of a single segment is consistent with the financial information regularly reviewed by the CEO for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. For further information on product and regional revenue, see "—Note 2. Revenue."

The following table represents the significant segment expenses regularly provided to the CEO:

Dollars in millions	Year ended December 31,		
	2025	2024	2023
Research [a]	$ 1,341	$ 1,522	$ 1,557
Drug Development [b]	4,550	4,495	3,835
Other [c]	4,060	5,142	3,907
Research and development	$ 9,951	$ 11,159	$ 9,299

(a) Includes costs to support the discovery and development of new molecular entities through pre-clinical studies.
(b) Includes costs to support clinical development of potential new products, including expansion of indications for existing products through Phase I, Phase II and Phase III clinical studies.
(c) Includes costs to support manufacturing development of pre-approved products, medical support of marketed products, IPRD impairment charges, acquisition-related charges and proportionate allocations of enterprise-wide costs including facilities, information technology, and other appropriate costs.

Use of Estimates and Judgments

The preparation of financial statements requires the use of management estimates, judgments and assumptions. The most significant assumptions are estimates used in determining accounting for acquisitions; impairments of intangible assets; charge-backs, cash discounts, sales rebates, returns and other adjustments; legal contingencies; and income taxes. Actual results may differ from estimates.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, time deposits, commercial paper, treasury bills and money market funds. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value.

Marketable Debt Securities

Marketable debt securities are classified as "available-for-sale" on the date of purchase and reported at fair value. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. Marketable debt securities are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary, which considers the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, the duration and extent that the market value has been less than cost and the investee's financial condition.

Equity Investments

Equity investments with readily determinable fair values are recorded at fair value with changes in fair value recorded in Other (income)/expense, net. Equity investments without readily determinable fair values are recorded at cost minus any impairment, plus or minus changes in their estimated fair value resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes in the estimated fair value of equity investments without readily determinable fair values are recorded in Other (income)/expense, net.

BMS holds investments in limited partnerships, which primarily invest in early-stage life sciences companies. Such limited partnership investments are measured by using our proportionate share of the net asset values of the underlying investments held by the limited partnerships as a practical expedient. These investments are typically redeemable only through distributions upon liquidation of the underlying assets. Limited partnerships and investments in 50% or less owned companies are accounted for using the equity method of accounting when the ability to exercise significant influence over the operating and financial decisions of the investee is maintained, except for instances where the fair value option is elected. Under the equity method of accounting, the proportional share of the investee's net income or losses of equity investments accounted for using the equity method are included in Other (income)/expense, net. In instances where the fair value option is elected, changes in fair value are recorded in Other (income)/expense.

Equity investments without readily determinable fair values and equity investments accounted for using the equity method are assessed for potential impairment on a quarterly basis based on qualitative factors.

Inventory Valuation

Inventories are stated at the lower of average cost or net realizable value.

Property, Plant and Equipment and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is computed on a straight-line method based on the estimated useful lives of the related assets ranging from 20 to 50 years for buildings and 3 to 20 years for machinery, equipment and fixtures.

Current facts or circumstances are periodically evaluated to determine if the carrying value of depreciable assets to be held and used may not be recoverable. If such circumstances exist, an estimate of undiscounted future cash flows generated by the long-lived asset, or appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists at its lowest level of identifiable cash flows. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques using unobservable fair value inputs, such as a discounted value of estimated future cash flows.

Capitalized Software

Eligible costs to obtain internal use software are capitalized and amortized over the estimated useful life of the software ranging from three to ten years.

Acquisitions

In a business combination, businesses acquired are consolidated upon obtaining control. The fair value of assets acquired and liabilities assumed are recognized at the date of acquisition. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. Business acquisition costs are expensed when incurred. Contingent consideration from potential development, regulatory, approval and sales-based milestones and sales-based royalties are included in the purchase price for business combinations and excluded for asset acquisitions.

If the assets acquired do not meet the definition of a business, primarily because the inputs and processes do not significantly contribute to the ability to create outputs or substantially all of the relative fair value was allocated to a single asset, the transaction is accounted for as an asset acquisition rather than a business combination and no goodwill is recorded. In addition, in an asset acquisition, acquired in-process research and development ("IPRD") assets with no alternative future use are expensed to Acquired IPRD.

Goodwill and Other Intangible Assets

The fair value of acquired intangible assets is determined using an income-based approach referred to as the excess earnings method utilizing Level 3 fair value inputs. Market participant valuations assume a global view considering all potential jurisdictions and indications based on discounted after-tax cash flow projections, risk adjusted for estimated probability of technical and regulatory success.

Finite-lived intangible assets, including acquired marketed product rights and R&D technology are amortized on a straight-line basis over their estimated useful life. Estimated useful lives are determined considering the period assets are expected to contribute to future cash flows. Finite-lived intangible assets are tested for impairment when facts or circumstances suggest that the carrying value of the asset may not be recoverable. If the carrying value exceeds the projected undiscounted pretax cash flows of the intangible asset, an impairment loss equal to the excess of the carrying value over the estimated fair value (discounted after-tax cash flows) is recognized.

Goodwill is tested at least annually for impairment by assessing qualitative factors in determining whether it is more likely than not that the fair value of net assets is below their carrying amounts. Examples of qualitative factors assessed include BMS's share price, financial performance compared to budgets, long-term financial plans, macroeconomic, industry and market conditions as well as the substantial excess of fair value over the carrying value of net assets from the annual impairment test performed in a prior year. Each relevant factor is assessed both individually and in the aggregate.

IPRD is tested for impairment at least annually or more frequently if events occur or circumstances change that would indicate a potential reduction in the fair values of the assets below their carrying value. Impairment charges are recognized to the extent the carrying value of IPRD is determined to exceed its fair value.

Derivatives

All derivative instruments are recognized as either assets or liabilities at fair value on the consolidated balance sheets and are classified as current or long-term based on the scheduled maturity of the instrument. Derivatives designated as hedges, are assessed at inception and quarterly thereafter, to determine whether they are highly effective in offsetting changes or cash flows of the hedged item. The changes in fair value of a derivative designated as a fair value hedge and of the hedged item attributable to the hedged risk are recognized in earnings immediately. The effective portions of changes in the fair value of a derivative designated as a cash flow hedge are reported in Accumulated other comprehensive loss and are subsequently recognized in earnings consistent with the underlying hedged item. If a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively. The earnings impact related to discontinued cash flow hedges and hedge ineffectiveness was not material during all periods presented. If a hedged forecasted transaction becomes probable of not occurring, any gains or losses are reclassified from Accumulated other comprehensive loss to earnings. Derivatives that are not designated as hedges are adjusted to fair value through current earnings. The Company also uses derivative instruments or foreign currency denominated debt to hedge its net investments in certain foreign subsidiaries and affiliates. Realized and unrealized gains and losses from these hedges are included in foreign currency translation in Accumulated other comprehensive loss. Derivative cash flows, with the exception of net investment hedges, are principally classified in the operating section of the consolidated statements of cash flows, consistent with the underlying hedged item. Cash flows related to net investment hedges are classified in investing activities.

Restructuring

Restructuring charges are recognized as a result of actions to streamline operations, realize synergies from acquisitions and reduce the number of facilities. Estimating the impact of restructuring plans, including future termination benefits, integration expenses and other exit costs, requires judgment. Actual results could vary from these estimates. Restructuring charges are recognized upon meeting certain criteria, including finalization of committed plans, reliable estimates and discussions with local works councils in certain markets.

Contingencies

Loss contingencies from legal proceedings and claims may occur from government investigations, shareholder lawsuits, product and environmental liability, contractual claims, tax and other matters. Accruals are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Gain contingencies (including contingent proceeds related to the divestitures) are not recognized until realized. Legal fees are expensed as incurred.

Revenue Recognition

Refer to "—Note 2. Revenue" for a detailed discussion of accounting policies related to revenue recognition, including deferred revenue and royalties. Refer to "—Note 3. Alliances" for further details regarding alliances.

Research and Development and Acquired IPRD

Research and development costs are expensed as incurred. Clinical study and certain research costs are recognized over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. Research and development costs are presented net of reimbursements from alliance partners.

Acquired IPRD expenses include upfront payments, contingent milestone payments in connection with asset acquisitions or in-license arrangements of third-party intellectual property rights, as well as any upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval.

The Company's Acquired IPRD by type of transaction was as follows:

		Year ended December 31,				
Dollars in millions		2025		2024		2023
Alliance (Note 3)	$	1,750	$	880	$	55
Acquisitions (Note 4)		1,379		12,122		—
In-license and other arrangements (Note 4)		592		371		858
Acquired IPRD	$	3,721	$	13,373	$	913

Advertising and Product Promotion Costs

Advertising and product promotion costs are expensed as incurred. Advertising and product promotion costs are included in Selling, general and administrative expenses and were $1.3 billion in 2025, $1.5 billion in 2024 and $1.4 billion in 2023.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in Other Comprehensive Income/(Loss).

Income Taxes

The provision for income taxes includes income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. The tax effects of global intangible low-taxed income from certain foreign subsidiaries is recognized in the income tax provision in the period the tax arises.

Tax benefits are recognized from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement.

Recently Adopted Accounting Standards

Income Taxes

In December 2023, the FASB issued amended guidance on income tax disclosures. The guidance is intended to provide additional disaggregation to the effective income tax rate reconciliation and income tax payment disclosures. The amended guidance is effective for annual periods beginning after December 15, 2024. BMS adopted the new guidance prospectively, beginning with the annual period ending December 31, 2025. Refer to " — Note 7. Income Taxes".

Recently Issued Accounting Standards Not Yet Adopted

Derivatives, Hedging and Revenue from Contracts with Customers

In September 2025, the FASB issued amended guidance to refine the scope of derivative accounting and clarify the accounting for share-based noncash consideration from a customer in a revenue contract. Among other provisions, the amendment excludes from derivative accounting non-exchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties in the contract. The amended guidance is effective for annual periods beginning after December 15, 2026 and interim periods within those annual periods. Early adoption is permitted. The Company is assessing the potential impact of the amended standard.

Internal-Use Software

In September 2025, the FASB issued amended guidance on internal-use software. The guidance clarifies disclosure requirements and establishes new capitalization criteria based on management's authorization and funding commitment as well as the probability that a project will be completed and used for its intended function. The amended guidance is effective for annual periods beginning after December 15, 2027 and interim periods within those annual periods. Early adoption is permitted. The Company is assessing the potential impact of the amended standard.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued guidance on income statement disclosures. The guidance aims to provide enhanced disclosures of income statement expenses to improve transparency and provide financial statement users with more detailed information about the nature, amount and timing of expenses impacting financial performance. The new guidance is effective for annual periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted.

Note 2. REVENUE

The following table summarizes the disaggregation of revenue by nature:

Dollars in millions	Year Ended December 31,					
		2025		2024		2023
Net product sales	$	46,756	$	46,778	$	43,778
Alliance revenues		447		479		608
Other revenues		992		1,043		620
Total Revenues	$	48,194	$	48,300	$	45,006

Net product sales represent more than 95% of total revenues for all periods presented. Products are sold principally to wholesalers, distributors, specialty pharmacies, and to a lesser extent, directly to retailers, hospitals, clinics, government agencies and patients. Customer orders are generally fulfilled within a few days of receipt resulting in minimal order backlog. Contractual performance obligations are usually limited to transfer of control of the product to the customer. The transfer occurs either upon shipment, upon receipt of the product after considering when the customer obtains legal title to the product, or upon infusion for cell therapies and when BMS obtains a right of payment. At these points, customers are able to direct the use of and obtain substantially all of the remaining benefits of the product.

Gross revenue to the three largest pharmaceutical wholesalers in the U.S. as a percentage of U.S. gross revenues was as follows:

	Year Ended December 31,		
	2025	2024	2023
McKesson Corporation	36 %	34 %	33 %
Cencora, Inc.	29 %	29 %	29 %
Cardinal Health, Inc.	22 %	22 %	23 %

Wholesalers are initially invoiced at contractual list prices. Payment terms are typically 30 to 90 days based on customary practices in each country. Revenue is reduced from wholesaler list price at the time of recognition for expected charge-backs, discounts, rebates, sales allowances and product returns ("GTN adjustments"). In the U.S., these GTN adjustments are attributed to various commercial arrangements, managed healthcare organizations and government programs such as Medicare, Medicaid and the 340B program containing various pricing implications, such as mandatory discounts or pricing protection below wholesaler list price. In addition, non-U.S. government programs include different pricing schemes such as cost caps, volume discounts, outcome-based pricing and pricing claw-backs determined on sales of individual companies or an aggregation of companies participating in a specific market. Charge-backs and cash discounts are reflected as a reduction to receivables and settled through the issuance of credits to the customer, typically within one month. All other GTN adjustments, are reflected as a liability and settled through cash payments to the customer, typically within various time periods ranging from a few months to one year.

Significant judgment is required in estimating GTN adjustments considering legal interpretations of applicable laws and regulations, historical experience, payer channel mix, current contract prices under applicable programs, unbilled claims, processing time lags and inventory levels in the distribution channel.

The following table summarizes GTN adjustments:

Dollars in millions	Year Ended December 31,					
		2025		2024		2023
Gross product sales	$	88,085	$	83,671	$	73,679
GTN adjustments[a]						
Charge-backs and cash discounts		(14,067)		(11,510)		(9,144)
Medicaid and Medicare rebates		(18,010)		(16,551)		(13,411)
Other rebates, returns, discounts and adjustments		(9,253)		(8,832)		(7,346)
Total GTN adjustments[b]		(41,329)		(36,893)		(29,901)
Net product sales	$	46,756	$	46,778	$	43,778

(a) Includes reductions of provisions for product sales made in prior periods resulting from changes in estimates of $485 million in 2025, $159 million in 2024, and $134 million in 2023.
(b) Includes U.S. GTN adjustments of $38.0 billion in 2025, $33.6 billion in 2024 and $26.9 billion in 2023.

Alliance and other revenues consist primarily of amounts related to collaborations and out-licensing arrangements. Each of these arrangements are evaluated for whether they represent contracts that are within the scope of the revenue recognition guidance in their entirety or contain aspects that are within the scope of the guidance, either directly or by reference based upon the application of the guidance related to the derecognition of nonfinancial assets (ASC 610).

Performance obligations are identified and separated when the other party can benefit directly from the rights, goods or services either on their own or together with other readily available resources and when the rights, goods or services are not highly interdependent or interrelated.

Transaction prices for these arrangements may include fixed upfront amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development, regulatory and sales-based milestones because the ultimate outcomes are binary in nature. Variable consideration is included in the transaction price only to the extent a significant reversal in the amount of cumulative revenue recognized is not probable of occurring when the uncertainty associated with the variable consideration is subsequently resolved. Significant judgment is required in estimating the amount of variable consideration to recognize when assessing factors outside of BMS's influence such as likelihood of regulatory success, limited availability of third party information, expected duration of time until resolution, lack of relevant past experience, historical practice of offering fee concessions and a large number and broad range of possible amounts. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price and recognized at a point in time upon the transfer of control.

Three types of out-licensing arrangements are typically utilized: (i) arrangements when BMS out-licenses intellectual property to another party and has no further performance obligations; (ii) arrangements that include a license and an additional performance obligation to supply product upon the request of the third party; and (iii) collaboration arrangements, which include transferring a license to a third party to jointly develop and commercialize a product.

Most out-licensing arrangements consist of a single performance obligation that is satisfied upon execution of the agreement when the development and commercialization rights are transferred to a third party. Upfront fees are recognized immediately and included in Other (income)/expense, net. Although contingent development and regulatory milestone amounts are assessed each period for the likelihood of achievement, they are typically constrained and recognized when the uncertainty is subsequently resolved for the full amount of the milestone and included in Other (income)/expense, net. Sales-based milestones and royalties are recognized when the milestone is achieved or the subsequent sales occur. Sales-based milestones and royalties are included in Alliance and other revenues.

Certain out-licensing arrangements may also include contingent performance obligations to supply commercial product to the third party upon its request. The license and supply obligations are accounted for as separate performance obligations as they are considered distinct because the third party can benefit from the license either on its own or together with other supply resources readily available to it and the obligations are separately identifiable from other obligations in the contract in accordance with the revenue recognition guidance. After considering the standalone selling prices in these situations, upfront fees, contingent development and regulatory milestone amounts and sales-based milestone and royalties are allocated to the license and recognized in the manner described above. Consideration for the supply obligation is usually based upon stipulated cost-plus margin contractual terms which represent a standalone selling price. The supply consideration is recognized at a point in time upon transfer of control of the product to the third party and included in Alliance and other revenues. The above fee allocation between the license and the supply represents the amount of consideration expected to be entitled to for the satisfaction of the separate performance obligations.

Although collaboration arrangements are unique in nature, both parties are active participants in the operating activities and are exposed to significant risks and rewards depending on the commercial success of the activities. Performance obligations inherent in these arrangements may include the transfer of certain development or commercialization rights, ongoing development and commercialization services and product supply obligations. Each arrangement is assessed to determine whether performance obligations are distinct and whether those obligations are satisfied at a point in time or over time. Contingent development and regulatory milestones that are no longer constrained are recognized in a similar manner on a prospective basis. Royalties and profit sharing are recognized when the underlying sales and profits occur and are included in Alliance and other revenues. Refer to "—Note 3. Alliances" for further information.

The following table summarizes the disaggregation of revenue by product and region:

Dollars in millions		Year Ended December 31,					
		2025		2024		2023	
Growth Portfolio							
Opdivo	$	10,049	$	9,304	$	9,009	
Opdivo Qvantig		238		—		—	
Orencia		3,705		3,682		3,601	
Yervoy		2,900		2,530		2,238	
Reblozyl		2,327		1,773		1,008	
Breyanzi		1,358		747		364	
Opdualag		1,185		928		627	
Camzyos		1,068		602		231	
Zeposia		577		566		434	
Abecma		427		406		472	
Sotyktu		291		246		170	
Krazati		205		126		—	
Cobenfy		155		10		—	
Other Growth products[a]		1,924		1,643		1,212	
Total Growth Portfolio		26,409		22,563		19,366	
Legacy Portfolio							
Eliquis		14,443		13,333		12,206	
Revlimid		2,951		5,773		6,097	
Pomalyst/Imnovid		2,733		3,545		3,441	
Sprycel		493		1,286		1,930	
Abraxane		368		875		1,004	
Other Legacy products[b]		798		925		962	
Total Legacy Portfolio		21,785		25,737		25,640	
Total Revenues	$	48,194	$	48,300	$	45,006	
United States	$	33,279	$	34,105	$	31,210	
International		13,828		13,199		13,097	
Other[c]		1,087		996		699	
Total Revenues	$	48,194	$	48,300	$	45,006	

(a) Includes *Augtyro, Onureg, Inrebic, Nulojix, Empliciti* and royalty revenues, including royalties received from Merck on *Winrevair**.
(b) Includes other mature brands.
(c) Other revenues include alliance-related revenues for products not sold by BMS's regional commercial organizations, including royalties received from Merck on *Winrevair**.

Contract assets are primarily estimated future royalties and termination fees not eligible for the licensing exclusion and therefore recognized under ASC 606 and ASC 610. Contract assets are reduced and receivables are increased in the period the underlying sales occur. Cumulative catch-up adjustments to revenue affecting contract assets or contract liabilities were not material in 2025, 2024 and 2023. Revenue recognized from performance obligations satisfied in prior periods was $1.3 billion in 2025, $797 million in 2024, and $462 million in 2023 consisting primarily of revised estimates for GTN adjustments related to prior period sales and royalties from out-licensing arrangements.

Sales commissions and other incremental costs of obtaining customer contracts are expensed as incurred as the amortization periods would be less than one year.

Note 3. ALLIANCES

BMS enters into collaboration arrangements with third parties for the development and commercialization of certain products. Although each of these arrangements is unique in nature, both parties are active participants in the operating activities of the collaboration and exposed to significant risks and rewards depending on the commercial success of the activities. BMS may either in-license intellectual property owned by the other party or out-license its intellectual property to the other party. These arrangements also typically include research, development, manufacturing, and/or commercial activities and can cover a single investigational compound or commercial product or multiple compounds and/or products in various life cycle stages. The rights and obligations of the parties can be global or limited to geographic regions. BMS refers to these collaborations as alliances, and its partners as alliance partners.

The most common activities between BMS and its alliance partners are presented in results of operations as follows:

- When BMS is the principal in the end customer sale, 100% of product sales are included in Net product sales. When BMS's alliance partner is the principal in the end customer sale, BMS's contractual share of the third-party sales and/or royalty income are included in Alliance revenues as the sale of commercial products are considered part of BMS's ongoing major or central operations. Refer to "—Note 2. Revenue" for information regarding recognition criteria.
- Amounts payable to BMS by alliance partners (who are the principal in the end customer sale) for supply of commercial products are included in Alliance revenues as the sale of commercial products are considered part of BMS's ongoing major or central operations.
- Profit sharing, royalties and other sales-based fees payable by BMS to alliance partners are included in Cost of products sold as incurred.
- Cost reimbursements between the parties are recognized as incurred and included in Cost of products sold; Selling, general and administrative expenses; or Research and development expenses, based on the underlying nature of the related activities subject to reimbursement.
- Upfront and contingent development and regulatory approval milestones payable to BMS by alliance partners for investigational compounds and commercial products are deferred and amortized over the expected period of BMS's development and co-promotion obligation through the market exclusivity period or the periods in which the related compounds or products are expected to contribute to future cash flows. The amortization is presented consistent with the nature of the payment under the arrangement. For example, amounts received for investigational compounds are presented in Other (income)/expense, net as the activities being performed at that time are not related to the sale of commercial products included in BMS's ongoing major or central operations; amounts received for commercial products are presented in alliance revenue as the sale of commercial products are considered part of BMS's ongoing major or central operations.
- Upfront and contingent regulatory approval milestones payable by BMS to alliance partners for commercial products are capitalized and amortized over the shorter of the contractual term or the periods in which the related products are expected to contribute to future cash flows.
- Upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval are expensed as incurred and included in Acquired IPRD expense.
- Royalties and contingent sales based milestones payable to BMS by license partners are presented in Alliance revenues.
- Royalties and other contingent consideration payable to BMS by alliance partners related to the divestiture of such businesses are included in Other (income)/expense, net when earned.
- All payments between BMS and its alliance partners are presented in Cash Flows From Operating Activities except for upfront and developmental and regulatory milestone payments which are presented in Cash Flows From Investing Activities.

Selected financial information pertaining to alliances was as follows, including net product sales when BMS is the principal in the third-party customer sale for products subject to the alliance agreements. Expenses summarized below do not include all amounts attributed to the activities for the products in the alliance, but only the payments between the alliance partners or the related amortization if the payments were deferred or capitalized.

	Year Ended December 31,		
Dollars in millions	2025	2024	2023
Revenues from alliances:			
Net product sales	$ 14,588	$ 13,587	$ 12,543
Alliance revenues	447	479	608
Total alliance revenues	$ 15,035	$ 14,066	$ 13,151
Payments to/(from) alliance partners:			
Cost of products sold	$ 7,181	$ 6,597	$ 6,067
Selling, general and administrative	(267)	(295)	(263)
Research and development	318	237	137
Acquired IPRD	1,750	880	55
Other (income)/expense, net	(23)	(137)	(49)

	December 31,	
Dollars in millions	2025	2024
Selected alliance balance sheet information:		
Receivables – from alliance partners	$ 198	$ 221
Accounts payable – to alliance partners	1,684	1,578
Deferred income from alliances[a]	175	222

(a) Includes unamortized upfront and milestone payments.

Specific information pertaining to significant alliances is discussed below, including their nature and purpose; the significant rights and obligations of the parties; specific accounting policy elections; and the statements of earnings classification of and amounts attributable to payments between the parties. Significant developments and updates related to alliances during the years ended December 31, 2025 and 2024 are set forth below.

BioNTech

In June 2025, BMS and BioNTech entered into a global strategic collaboration for the co-development and co-commercialization of pumitamig (BNT327/BMS986545), a bispecific antibody targeting PD-L1 and VEGF-A, which is currently being evaluated in several indications, including in CRC, ES-SCLC, NSCLC and TNBC. The companies will jointly develop and commercialize pumitamig as monotherapy and in combination with other assets. Both companies also have the right to independently develop pumitamig in further indications and combinations, including combinations of pumitamig with proprietary pipeline assets. Subject to certain exceptions, BMS and BioNTech will share equally in global profits and losses.

BMS made an upfront payment to BioNTech of $1.5 billion, which was recorded as Acquired IPRD during 2025. BioNTech will also receive $2.0 billion in aggregate of anniversary payments, which will be payable beginning in 2026 through 2028, provided that there is no prior termination of the agreement by BMS, and up to $7.6 billion of contingent development, regulatory and sales-based milestones.

SystImmune

BMS and SystImmune, Inc. ("SystImmune") are parties to a global strategic collaboration for the co-development and co-commercialization of izalontamab brengitecan (iza-bren or BL-B01D1), a bispecific topoisomerase inhibitor-based antibody drug conjugate, which is currently being evaluated in metastatic or unresectable NSCLC, breast cancer and other tumor types. BMS paid an upfront fee of $800 million, which was included in Acquired IPRD during 2024. BMS is also obligated to pay up to $7.6 billion upon the achievement of contingent development, regulatory and sales-based milestones. In 2025, BMS recorded a $250 million charge as Acquired IPRD following the achievement of a development milestone under the arrangement.

The parties will jointly develop and commercialize BL-B01D1 in the U.S. and share in the profits and losses. SystImmune will be responsible for the development, commercialization, and manufacturing in Mainland China and will be responsible for manufacturing certain drug supplies for outside of Mainland China, where BMS will receive a royalty on net sales. BMS will be responsible for the development and commercialization in the rest of the world, where SystImmune will receive a royalty on net sales.

Pfizer

BMS and Pfizer jointly develop and commercialize *Eliquis*, an anticoagulant discovered by BMS. Pfizer funds between 50% and 60% of all development costs depending on the study. Profits and losses are shared equally on a global basis except in certain countries where Pfizer commercializes *Eliquis* and pays BMS a sales-based fee.

The co-exclusive license rights granted to Pfizer in exchange for an upfront payment and potential milestone payments were recorded to Deferred income and are being amortized in Other (income)/expense, net, as *Eliquis* was not a commercial product at the commencement of the alliance. The upfront payment and any subsequent contingent milestone proceeds are amortized over the expected period of BMS's co-promotion obligation through the market exclusivity period. Both parties assumed certain obligations to actively participate in a joint executive committee and various other operating committees and have joint responsibilities for the research, development, distribution, sales and marketing activities of the alliance using resources in their own infrastructures. BMS and Pfizer manufacture the product in the alliance and BMS is the principal in the end customer product sales in the U.S., significant countries in Europe, as well as Canada, Australia, China, Japan and South Korea. In certain smaller countries, Pfizer has full commercialization rights and BMS supplies the product to Pfizer at cost plus a percentage of the net sales price to end-customers, which is recorded in full upon transfer of control of the product to Pfizer.

Summarized financial information related to this alliance was as follows:

Dollars in millions	Year Ended December 31,					
		2025		2024		2023
Revenues from Pfizer alliance:						
Net product sales	$	**14,328**	$	13,187	$	12,006
Alliance revenues		**115**		146		200
Total revenues	$	**14,443**	$	13,333	$	12,206
Payments to/(from) Pfizer:						
Cost of products sold – profit sharing	$	**6,980**	$	6,419	$	5,833
Other (income)/expense, net – amortization of deferred income		**(42)**		(42)		(42)

Selected alliance balance sheet information:		December 31,		
Dollars in millions		2025		2024
Receivables	$	**176**	$	189
Accounts payable		**1,599**		1,463
Deferred income		**95**		137

Ono

BMS and Ono jointly develop and commercialize *Opdivo*, *Yervoy* and several BMS investigational compounds in Japan, South Korea and Taiwan. BMS is responsible for supply of the products. Profits, losses and development costs are shared equally for all combination therapies involving compounds of both parties. Otherwise, sharing is 80% and 20% for activities involving only one of the party's compounds.

BMS and Ono also jointly develop and commercialize *Orencia* in Japan. BMS is responsible for the order fulfillment and distribution of the intravenous formulation and Ono is responsible for the subcutaneous formulation. Both formulations are jointly promoted by both parties with assigned customer accounts and BMS is responsible for the product supply. A co-promotion fee of 60% is paid when a sale is made to the other party's assigned customer.

Summarized financial information related to this alliance was as follows:

(Dollars in millions)	Year Ended December 31,					
		2025		2024		2023
Net product sales	$	**178**	$	158	$	180
Alliance revenues		**331**		333		408
Total Revenues	$	**510**	$	491	$	588

BMS is the principal in the end customer product sales and has the exclusive right to develop, manufacture and commercialize *Opdivo* and *Opdivo Qvantig* worldwide except in Japan, South Korea and Taiwan. Ono is entitled to receive royalties of 4% in North America and 15% in all territories excluding the three countries listed above, subject to customary adjustments. Ono also receives royalties on the nivolumab component of *Opdualag* consistent with the terms previously stated for *Opdivo*.

Janssen

BMS and Janssen jointly develop milvexian, an investigational oral, highly selective factor XIa inhibitor being studied for the prevention of major thrombotic conditions. Both parties share global development costs equally. Following regulatory approval, BMS and Janssen will jointly commercialize the product under the arrangement and share global profits and losses equally.

The co-exclusive license rights granted to Janssen in exchange for an upfront payment and potential milestone payments were recorded to Deferred income and are being amortized in Other (income)/expense, net over the expected period of BMS's co-promotion obligation through the market exclusivity period. Both parties assumed certain obligations to actively participate in joint operating committees and have joint responsibilities for the research, development, sales and marketing activities of the alliance using resources in their own infrastructures.

Research and development expenses included payments to Janssen of $277 million in 2025, $274 million in 2024 and $177 million in 2023.

Note 4. ACQUISITIONS, DIVESTITURES, LICENSING AND OTHER ARRANGEMENTS

Acquisitions

<u>Orbital Therapeutics</u>

In December 2025, BMS completed the acquisition of Orbital Therapeutics, a biotechnology company pioneering a new generation of RNA medicines that reprogram the immune system in vivo, in an all-cash transaction for total consideration of $1.7 billion, or $1.5 billion net of cash acquired. The acquisition provided BMS with full rights to OTX-201, a preclinical in vivo CAR T-cell therapy currently being studied in autoimmune disease. The transaction was accounted for as an asset acquisition as Orbital Therapeutics did not meet the definition of a business, which requires inputs and processes that significantly contribute to the ability to create outputs. As a result, $1.4 billion was expensed as Acquired IPRD during 2025 and the net assets acquired were not material. Additionally, cash-settled unvested equity awards of $55 million and $13 million were expensed as Selling, general and administrative and Research and development, respectively.

<u>2seventy bio</u>

On May 13, 2025, BMS completed the acquisition of 2seventy bio, which provides BMS with full U.S. rights to *Abecma*, a cell therapy for the treatment of adult patients with relapsed or refractory multiple myeloma. BMS acquired all of the issued and outstanding shares of 2seventy bio's common stock for $5.00 per share in an all-cash transaction for total consideration of $287 million, or $114 million net of cash acquired. The transaction was accounted for as an asset acquisition as 2seventy bio did not meet the definition of a business, which requires inputs and processes that significantly contribute to the ability to create outputs. Net assets acquired primarily consisted of cash, right-of-use lease assets and liabilities, deferred tax assets and acquired marketed product rights for Abecma.

<u>Karuna</u>

On March 18, 2024, BMS acquired Karuna, a clinical-stage biopharmaceutical company driven to discover, develop, and deliver transformative medicines for people living with psychiatric and neurological conditions. The acquisition provided BMS with rights to *Cobenfy* (xanomeline and trospium chloride), formerly KarXT. *Cobenfy* is an antipsychotic with a novel mechanism of action and differentiated efficacy and safety, which was approved by the FDA on September 26, 2024 for the treatment of schizophrenia in adults. *Cobenfy* is being studied across multiple neuropsychiatric conditions.

BMS acquired all of the issued and outstanding shares of Karuna's common stock for $330.00 per share in an all-cash transaction for total consideration of $14.0 billion, or $12.9 billion net of cash acquired. The acquisition was funded primarily with debt proceeds (see "—Note 10. Financing Arrangements" for further detail). The transaction was accounted for as an asset acquisition since *Cobenfy* represented substantially all of the fair value of the gross assets acquired. As a result, $12.1 billion was expensed to Acquired IPRD during 2024. The following summarizes the total consideration transferred and allocated:

Dollars in millions		
Cash consideration for outstanding shares	$	12,606
Cash consideration for equity awards		1,421
Consideration paid		14,027
Less: Charge for unvested stock awards[a]		(289)
Transaction costs		55
Total consideration allocated	$	13,793

(a) Includes cash-settled unvested equity awards of $130 million expensed in Selling, general and administrative and $159 million expensed in Research and development during 2024.

RayzeBio

On February 26, 2024, BMS acquired RayzeBio, a clinical-stage radiopharmaceutical therapeutics ("RPT") company with actinium-based RPTs for solid tumors. The acquisition provided BMS with rights to RayzeBio's actinium-based radiopharmaceutical platform and lead asset, RYZ101, which is in development for treatment of gastroenteropancreatic neuroendocrine tumors.

BMS acquired all of the issued and outstanding shares of RayzeBio's common stock for $62.50 per share in an all-cash transaction for total consideration of $4.1 billion, or $3.6 billion net of cash acquired. The acquisition was funded through a combination of cash on hand and debt proceeds (see "—Note 10. Financing Arrangements" for further detail).

Total consideration for the acquisition consisted of the following:

Dollars in millions		
Cash consideration for outstanding shares	$	3,851
Cash consideration for equity awards		296
Consideration paid		4,147
Less: Unvested stock awards[a]		(274)
Total consideration allocated	$	3,873

(a) Includes cash settlement for unvested equity awards of $159 million expensed in Selling, general and administrative and $115 million expensed in Research and development during 2024.

The transaction was accounted for as a business combination requiring all assets acquired and liabilities assumed to be recognized at fair value as of the acquisition date. The majority of the purchase price was allocated to indefinite-lived IPRD and R&D technology.

Mirati

On January 23, 2024, BMS acquired Mirati, a commercial stage targeted oncology company, obtaining the rights to commercialize lung cancer medicine *Krazati,* and to further develop several clinical assets, including navlimetostat (PRMT5 Inhibitor). *Krazati,* a KRAS^{G12C} inhibitor, is FDA and EMA approved for second-line NSCLC and in clinical development with a PD-1 inhibitor for first-line NSCLC. It is also FDA approved for advanced or metastatic KRAS^{G12C} mutated colorectal cancer with cetuximab. In addition, navlimetostat is a potential first-in-class MTA-cooperative PRMT5 inhibitor.

BMS acquired all of the issued and outstanding shares of Mirati's common stock for $58.00 per share in an all-cash transaction for a total consideration of $4.8 billion or $4.1 billion, net of cash acquired. Mirati stockholders also received one non-tradeable CVR for each share of Mirati common stock held, potentially worth $12.00 per share in cash for a total value of approximately $1.0 billion. The payout of the contingent value right is subject to the FDA acceptance of an NDA for navlimetostat for the treatment of specific indications within seven years of the closing of the transaction. The acquisition was funded through a combination of cash on hand and debt proceeds (see "—Note 10. Financing Arrangements" for further detail).

Total consideration for the acquisition consisted of the following:

Dollars in millions		
Cash consideration for outstanding shares	$	4,596
Cash consideration for equity awards		205
Consideration paid		4,801
Plus: Fair value of CVRs		248
Less: unvested stock awards[a]		(114)
Total consideration allocated	$	4,935

(a) Includes cash settlement of unvested equity awards of $60 million expensed in Selling, general and administrative and $54 million expensed in Research and development during 2024.

The transaction was accounted for as a business combination requiring all assets acquired and liabilities assumed to be recognized at fair value as of the acquisition date. The majority of the purchase price was allocated to a definite-lived Acquired marketed product right (*Krazati*) and indefinite-lived IPRD assets.

The results of operations and cash flows for Orbital Therapeutics, 2seventy bio, Karuna, RayzeBio and Mirati were included in the consolidated financial statements commencing on their respective acquisition dates and were not material. Historical financial results of the acquired entities were not significant.

Divestitures

The following table summarizes the financial impact of divestitures including royalty income, which is included in Other (income)/expense, net. Revenue and pretax earnings related to all divestitures were not material in all periods presented (excluding divestiture gains or losses).

Dollars in millions	Net Proceeds			Divestiture (Gains)/Losses			Royalty Income		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Diabetes business - royalties	$ 1,125	$ 1,051	$ 846	$ —	$ —	$ —	$ (1,121)	$ (1,097)	$ (862)
Mature products and other	14	5	12	1	15	—	(8)	(7)	—
Total	$ 1,139	$ 1,056	$ 858	$ 1	$ 15	$ —	$ (1,129)	$ (1,104)	$ (862)

Diabetes Business

As part of its diabetes termination agreement with AstraZeneca, BMS received royalty payments based on net sales, which amounted to 14% or $1.2 billion in 2025 and 15% or $1.2 billion and $960 million in 2024 and 2023, respectively. Royalty payments under this agreement terminated as of December 31, 2025.

In 2015 and 2017, BMS transferred a percentage of its future royalty rights on *Amylin*, *Onglyza** and *Farxiga** net product sales to third parties. As a result of these transfers, the royalty income associated with these products was reduced by $88 million in 2025, $96 million in 2024, and $98 million in 2023.

Licensing and Other Arrangements

Royalty and Licensing Income

The following table summarizes the financial impact of *Keytruda** royalties, *Tecentriq** royalties, upfront licensing fees and milestones for products that have not obtained commercial approval, which are included in Other (income)/expense, net.

Dollars in millions	Year Ended December 31,		
	2025	2024	2023
*Keytruda** royalties	$ (588)	$ (546)	$ (1,186)
*Tecentriq** royalties	(47)	(47)	(107)
Contingent milestone income	(40)	(74)	(91)
Amortization of deferred income	(48)	(48)	(51)
Other royalties and licensing income[a]	(370)	(21)	(53)
Total	$ (1,093)	$ (736)	$ (1,488)

(a) Other royalties and licensing income for 2025 includes (i) $85 million of income recognized in connection with the out-license of five early-stage immunology assets to a company that was newly-formed with Bain Capital Life Sciences and (ii) $170 million of income related to the amendment of a pre-existing out-licensing arrangement, which effectively terminates future royalties BMS would have been entitled to earn on international sales.

Keytruda Patent License Agreement*

BMS and Ono are parties to a global patent license agreement with Merck related to Merck's PD-1 antibody *Keytruda**. Under the agreement, Merck paid ongoing royalties on global sales of *Keytruda** of 6.5% from January 1, 2023 through December 31, 2023 and is obligated to pay 2.5% from January 1, 2024 through December 31, 2026. The companies also granted certain rights to each other under their respective patent portfolios pertaining to PD-1. Payments and royalties are shared between BMS and Ono on a 75/25 percent allocation, respectively, after adjusting for each party's legal fees.

Tecentriq Patent License Agreement*

BMS and Ono are parties to a global patent license agreement with Roche Group related to *Tecentriq**, Roche's anti-PD-L1 antibody. Under the agreement, Roche is obligated to pay single-digit royalties on worldwide net sales of *Tecentriq** through December 31, 2026. The royalties are shared between BMS and Ono consistent with existing agreements.

LianBio (mavacamten)

In October 2023, BMS reacquired the rights for mavacamten in China and certain other Asian territories from LianBio. The transaction resulted in a $445 million Acquired IPRD charge which included the cash transferred of $350 million and the carrying value of previously established License intangible asset.

In-license and other arrangements

Philochem

In August 2025, BMS obtained a global exclusive license from Philochem for OncoACP3, a radiopharmaceutical therapeutic and diagnostic agent targeting prostate cancer. BMS is responsible for the research, development, manufacturing and commercialization of OncoACP3 following the completion of specific agreed-upon development activities by Philochem.

The transaction included an upfront payment of $350 million, which was recorded as Acquired IPRD during 2025. Philochem is also eligible to receive contingent development, regulatory and sales-based milestones up to $1.0 billion and royalties on global net sales.

BioArctic

In February 2025, BMS obtained a global exclusive license from BioArctic for its PyroGlutamate-amyloid-beta antibody program, including BAN1503 and BAN2803, of which the latter includes BioArctic's BrainTransporter technology and is being studied for the treatment of Alzheimer's Disease. BMS is responsible for development and commercialization worldwide, including strategic decisions, regulatory responsibilities, funding and manufacturing. BioArctic has the option to co-commercialize in Denmark, Finland, Iceland, Norway, and Sweden. The transaction included an upfront payment of $100 million, which was recorded as Acquired IPRD during 2025. BioArctic is eligible to receive contingent development, regulatory and sales-based milestones of up to $1.3 billion, as well as royalties on global net sales.

Reblozyl and Winrevair* License Agreements

BMS and Merck are parties to a global licensing agreement pursuant to which BMS licenses *Reblozyl* from Merck. Under the agreement, BMS is responsible for the development and commercialization of *Reblozyl*. BMS pays tiered royalties to Merck ranging from 20% to 24% of net sales. Royalty expenses incurred by BMS under the agreement are recorded within Cost of products sold and amounted to $505 million in 2025, $386 million in 2024 and $208 million in 2023.

Additionally, BMS and Merck are parties to a separate global licensing agreement pursuant to which Merck licenses *Winrevair**, a novel activin signaling inhibitor indicated for the treatment of adults with pulmonary arterial hypertension, from BMS. Under the agreement, Merck is responsible for the development and commercialization of *Winrevair**. BMS receives royalties from Merck equal to 22% of net sales. Royalties earned by BMS under the agreement are recorded within Other revenues and amounted to $289 million in 2025 and $107 million in 2024.

Note 5. OTHER (INCOME)/EXPENSE, NET

Dollars in millions	Year Ended December 31,		
	2025	2024	2023
Interest expense	$ 1,891	$ 1,947	$ 1,166
Royalty income - divestitures (Note 4)	(1,129)	(1,104)	(862)
Royalty and licensing income (Note 4)	(1,093)	(736)	(1,488)
Investment income	(586)	(478)	(449)
Provision for restructuring (Note 6)	563	635	365
Litigation and other settlements[a]	434	84	(390)
Loss on debt redemption (Note 10)	356	—	—
Contingent consideration (Note 9)	351	—	—
Equity investment (gains)/losses, net (Note 9)	(280)	(16)	160
Integration expenses (Note 6)	147	284	242
Acquisition expense	9	50	32
Other[b]	11	227	66
Other (income)/expense, net	$ 674	$ 893	$ (1,158)

(a) In 2025, the balance reflects charges related to a pricing, sales and promotional practices dispute and a securities litigation matter. In 2023, the balance includes: (i) $384 million of income related to the settlement of claims in the CTLA-4 litigation with AstraZeneca and (ii) $400 million of income related to the change of control provision under the Nimbus TYK2 inhibitor arrangement, partially offset by (iii) $322 million of expense related to the termination and settlement of disputes with BeiGene, Ltd.

(b) Includes pension settlement charges of $119 million in 2024 incurred in connection with the termination of the Bristol-Myers Squibb Puerto Rico, Inc. Retirement Income pension plan.

Note 6. RESTRUCTURING

2023 Restructuring Plan

In 2023, BMS commenced a restructuring plan to accelerate the delivery of medicines to patients by evolving and streamlining its enterprise operating model in key areas, such as R&D, manufacturing, commercial and other functions, to ensure its operating model supports and is appropriately aligned with the Company's strategy to invest in key priorities. These changes primarily include (i) transforming R&D operations to accelerate pipeline delivery, (ii) enhancing our commercial operating model, and (iii) establishing a more responsive manufacturing network. In 2025, BMS expanded the scope of activities supporting these key priorities. As a result, total charges for the 2023 Restructuring Plan are expected to be approximately $2.5 billion through 2027, with $1.8 billion incurred to date. The remaining charges consist primarily of site exit costs, including impairment and accelerated depreciation of property, plant and equipment, and employee termination costs.

Other Acquisition Plans

Restructuring and integration plans were initiated to realize expected cost synergies resulting from cost savings and avoidance from acquisitions. For these plans, the remaining charges of approximately $90 million consist primarily of IT system integration costs, employee termination costs, and to a lesser extent, site exit costs, including impairment and accelerated depreciation of property, plant and equipment.

The following provides the charges related to restructuring initiatives by type of cost:

	Year Ended December 31,					
Dollars in millions		2025		2024		2023
2023 Restructuring Plan	$	747	$	603	$	442
Other Acquisition Plans		179		528		335
Total charges	$	926	$	1,131	$	777
Employee termination costs	$	548	$	623	$	350
Other termination costs		15		12		15
Provision for restructuring		563		635		365
Integration expenses		147		284		242
Accelerated depreciation		44		76		42
Asset impairments		161		103		126
Other shutdown costs, net		12		33		2
Total charges	$	926	$	1,131	$	777
Cost of products sold	$	127	$	113	$	64
Selling, general and administrative		43		50		94
Research and development		56		49		12
Other (income)/expense, net		701		919		607
Total charges	$	926	$	1,131	$	777

The following summarizes the charges and spending related to restructuring plan activities:

	Year Ended December 31,			
Dollars in millions		2025		2024
Beginning balance	$	297	$	188
Provision for restructuring		563		635
Payments		(558)		(520)
Foreign currency translation and other		12		(6)
Ending balance	$	315	$	297

Note 7. INCOME TAXES

The provision/(benefit) for income taxes consisted of:

Dollars in millions		Year Ended December 31,				
		2025		2024		2023
Current:						
U.S.[a]	$	**1,699**	$	1,279	$	2,745
Non-U.S.		**1,538**		1,364		943
Total current		**3,237**		2,643		3,688
Deferred:						
U.S.[a]		**(1,107)**		(2,185)		(2,339)
Non-U.S.		**142**		96		(949)
Total deferred		**(965)**		(2,089)		(3,288)
Income tax provision	$	**2,272**	$	554	$	400

(a)   The Company's 2025 U.S. income tax provision reflects federal current tax expense of $1.5 billion and federal deferred tax benefit of $1.0 billion as well as the impact of U.S. state taxes.

Effective Tax Rate

The reconciliation of the effective tax rate to the U.S. statutory Federal income tax rate in 2025 was as follows:

Dollars in millions	% of Earnings Before Income Taxes	
	2025	
Earnings/(Loss) before income taxes:		
U.S.	$ (19)	
Non-U.S.	9,347	
Total	9,328	
U.S. Federal statutory rate	1,959	21.0 %
Effects of cross-border tax laws:		
GILTI	228	2.4 %
FDII deduction	(170)	(1.8)%
Foreign tax effects:		
Switzerland		
Statutory tax rate difference between Switzerland and the U.S.	(565)	(6.1)%
Canton	284	3.0 %
Pillar Two	24	0.3 %
Withholding Tax	87	0.9 %
Other	(11)	(0.1)%
Ireland		
Statutory tax rate difference between Ireland and the U.S.	(390)	(4.2)%
Pillar Two	37	0.4 %
Other	2	— %
Other foreign jurisdictions	129	1.4 %
U.S. Federal research-based credits	(152)	(1.6)%
Changes in valuation allowances	84	0.9 %
Nondeductible R&D charges	290	3.1 %
Changes in unrecognized tax benefits	146	1.6 %
State and local taxes	43	0.5 %
Other adjustments	247	2.7 %
Income tax provision	$ 2,272	24.4 %

U.S. Federal research-based credits includes credits both on research and development as well as orphan drug. The credits in 2025 include revised estimates upon finalization of prior year tax returns.

Nondeductible R&D charges in 2025 of $290 million primarily relates to the impact of a $1.4 billion one-time, non-tax deductible charge for the acquisition of Orbital Therapeutics.

State and local tax expense was not material in 2025.

The reconciliation of the effective tax rate to the U.S. statutory Federal income tax rate in 2024 and 2023 were as follows:

| | % of Earnings Before Income Taxes | | | |
Dollars in millions	2024		2023	
Earnings/(Loss) before income taxes:				
U.S.	$ (14,893)		$ 2,624	
Non-U.S.	6,514		5,816	
Total	(8,379)		8,440	
U.S. Federal statutory rate	(1,759)	21.0 %	1,772	21.0 %
Nondeductible R&D charges	2,538	(30.3)%	—	— %
GILTI, net of foreign derived intangible income deduction	501	(6.0)%	223	2.6 %
Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland	(302)	3.6 %	(850)	(10.1)%
Non-U.S. tax ruling	—	— %	(656)	(7.8)%
U.S. Federal valuation allowance	46	(0.5)%	(171)	(2.0)%
U.S. Federal, state and foreign contingent tax matters	(459)	5.5 %	143	1.7 %
U.S. Federal research-based credits	(291)	3.5 %	(243)	(2.9)%
Charitable contributions of inventory	(36)	0.4 %	(75)	(0.9)%
State and local taxes (net of valuation allowance)	(25)	0.3 %	92	1.1 %
Foreign and other	341	(4.1)%	165	2.0 %
Income tax provision	$ 554	(6.6)%	$ 400	4.7 %

Nondeductible R&D charges in 2024 of $2.5 billion primarily relates to the impact of a $12.1 billion one-time, non-tax deductible charge for the acquisition of Karuna.

GILTI, net of foreign derived intangible income deduction in 2023 includes a benefit of approximately $325 million due to the revised 2023 guidance regarding the deductibility of certain research and development expenses.

Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland includes the impact of earnings mix and a benefit from the impact of foreign currency on net operating loss and other carryforwards of $123 million in 2023.

The Non-U.S. tax ruling includes a $656 million deferred income tax benefit regarding the deductibility of a statutory impairment of subsidiary investments in 2023.

U.S. Federal valuation allowance includes a $193 million reversal related to unrealized equity investment losses in 2023.

U.S. Federal, state and foreign contingent tax matters include tax benefits related to lapse of statute and effectively settled contingent tax matters of $644 million in 2024 related to the resolution of Celgene's 2017-2019 IRS audit and $89 million in 2023.

U.S. Federal research-based credits includes credits both on research and development as well as orphan drug.

Deferred Taxes and Valuation Allowance

The components of deferred income tax assets/(liabilities) were as follows:

Dollars in millions		December 31, 2025		December 31, 2024
Deferred tax assets				
Foreign net operating loss and other carryforwards	$	**1,229**	$	1,521
State net operating loss and credit carryforwards		**629**		529
U.S. Federal capital loss, net operating loss and tax credit		**557**		695
Milestone payments and license fees		**1,330**		999
Capitalized research expenditures		**4,366**		3,886
Other		**1,771**		1,738
Total deferred tax assets		**9,882**		9,368
Valuation allowance		**(960)**		(929)
Deferred tax assets net of valuation allowance	$	**8,922**	$	8,439
Deferred tax liabilities				
Acquired intangible assets	$	**(3,069)**	$	(3,781)
Goodwill and other		**(698)**		(791)
Total deferred tax liabilities	$	**(3,767)**	$	(4,572)
Deferred tax assets/(liabilities), net	$	**5,155**	$	3,867
Recognized as:				
Deferred income taxes assets – non-current	$	**5,378**	$	4,236
Deferred income taxes liabilities – non-current		**(222)**		(369)
Total	$	**5,155**	$	3,867

BMS is not indefinitely reinvested with respect to its undistributed earnings from foreign subsidiaries and has provided a deferred tax liability for foreign and state income and withholding tax that would apply. BMS remains indefinitely reinvested with respect to its financial statement basis in excess of tax basis of its foreign subsidiaries. A determination of the deferred tax liability with respect to this basis difference is not practicable.

The U.S. Federal net operating loss carryforwards were $1.3 billion at December 31, 2025. These carryforwards were acquired as a result of certain acquisitions and while they generally have unlimited lives, they are subject to limitations under Section 382 of the Internal Revenue Code. Foreign and state net operating loss carryforwards begin expiring in varying years starting in 2026 (certain amounts have unlimited lives).

At December 31, 2025, a valuation allowance of $960 million exists for the following items: $163 million primarily for foreign net operating loss and tax credit carryforwards, $527 million for state deferred tax assets including net operating loss and tax credit carryforwards and $270 million for U.S. Federal deferred tax assets including equity investment fair value adjustments and U.S. Federal net operating loss carryforwards.

Changes in the valuation allowance were as follows:

Dollars in millions		Year Ended December 31, 2025		2024		2023
Beginning balance	$	**929**	$	764	$	873
Provision		**231**		242		(39)
Utilization		**(108)**		(182)		(54)
Foreign currency translation		**14**		(9)		(19)
Acquisitions/(dispositions)/(liquidations), net		**(109)**		113		—
Non-U.S. tax rate change		**3**		1		3
Ending balance	$	**960**	$	929	$	764

Income tax payments in 2025 were as follows:

Dollars in millions		Year Ended December 31,
		2025
Federal	$	2,199
State		207
Foreign		
Switzerland		298
Ireland		179
Other foreign		381
Income tax payments	$	3,264

Income tax payments in 2024 and 2023 were $3.9 billion and $4.3 billion, respectively. Included in the income tax payments were $991 million in 2025, $799 million in 2024 and $567 million in 2023, for the transition tax following the TCJA enactment. The remaining amount payable for the transition tax is $244 million, which will be paid in 2026.

Business is conducted in various countries throughout the world and is subject to tax in numerous jurisdictions. A significant number of tax returns that are filed are subject to examination by various federal, state and local tax authorities. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported requiring several years to resolve. Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credit deductibility of certain expenses, and deemed repatriation transition tax. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known. The effect of changes in estimates related to contingent tax liabilities is included in the effective tax rate reconciliation above.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (excluding interest and penalties):

Dollars in millions		Year Ended December 31,				
		2025		2024		2023
Beginning balance	$	1,428	$	1,914	$	1,766
Gross additions to tax positions related to current year		73		68		38
Gross additions to tax positions related to prior years[a]		269		64		145
Gross additions to tax positions assumed in acquisitions		12		113		—
Gross reductions to tax positions related to prior years		(55)		(670)		(5)
Settlements		(18)		(50)		(30)
Reductions to tax positions related to lapse of statute[b]		(239)		(3)		(4)
Cumulative translation adjustment		13		(8)		4
Ending balance	$	1,483	$	1,428	$	1,914

(a) Amounts in 2025 include certain transfer pricing and other matters.
(b) Amounts in 2025 primarily relate to the lapse of statute for the U.S. federal years 2019-2020.

Additional information regarding unrecognized tax benefits is as follows:

Dollars in millions		Year Ended December 31,				
		2025		2024		2023
Unrecognized tax benefits that if recognized would impact the effective tax rate	$	1,356	$	1,394	$	1,872
Accrued interest		536		507		434
Accrued penalties		23		19		23
Interest and penalties expense/(benefit)		209		89		110

Accrued interest and penalties payable for unrecognized tax benefits are included in either current or non-current income taxes payable. Interest and penalties related to unrecognized tax benefits are included in income tax expense. These amounts reflect the beneficial impacts of various tax settlements, including the settlement discussed below.

BMS is currently under examination by a number of tax authorities that proposed or are considering proposing material adjustments to tax positions for issues such as transfer pricing, certain tax credits and the deductibility of certain expenses. As previously disclosed, BMS received several notices of proposed adjustments from the IRS related to transfer pricing and other tax issues for the 2008 to 2012 tax years. BMS disagrees with the IRS's positions and continues to work cooperatively with the IRS to resolve these issues. In 2022, BMS entered the IRS administrative appeals process to resolve these matters, and that appeals process is ongoing. Timing of the final resolution of these complex matters is uncertain and could have a material impact on BMS's financial statements. Tax positions for these years unrelated to matters that entered the administrative appeals process are considered effectively settled. In 2025, U.S. Federal uncertain tax positions for 2019 and 2020 were released as result of a lapse of statute.

It is reasonably possible that new issues will be raised by tax authorities that may increase unrecognized tax benefits; however, an estimate of such increases cannot reasonably be made at this time. BMS believes that it has adequately provided for all open tax years by tax jurisdiction.

It is also reasonably possible that the total amount of unrecognized tax benefits at December 31, 2025 could decrease as a result of the settlement of certain tax audits and other events. The expected change in unrecognized tax benefits may result in the payment of additional taxes, adjustment of certain deferred taxes and/or recognition of tax benefits. The following is a summary of major tax jurisdictions for which tax authorities may assert additional taxes based upon tax years currently under audit and subsequent years that are subject to audit:

Jurisdictions	Tax Years
U.S.	2008 to 2012, 2016 to 2018, 2021 to 2025
Canada	2012 to 2025
France	2022 to 2025
Germany	2015 to 2025
Italy	2019 to 2025
Japan	2023 to 2025
UK	2017 to 2025

Note 8. EARNINGS/(LOSS) PER SHARE

	Year Ended December 31,		
Amounts in millions, except per share data	2025	2024	2023
Net earnings/(loss) attributable to BMS	$ 7,054	$ (8,948)	$ 8,025
Weighted-average common shares outstanding - basic	2,034	2,027	2,069
Incremental shares attributable to share-based compensation plans	5	—	9
Weighted-average common shares outstanding - diluted	2,039	2,027	2,078
Earnings/(Loss) per common share			
Basic	$ 3.47	$ (4.41)	$ 3.88
Diluted	3.46	(4.41)	3.86

The total number of potential shares of common stock excluded from the diluted earnings/(loss) per share computation because of the antidilutive impact was 38 million in 2024 and was not material in 2025 or 2023.

Note 9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments include cash and cash equivalents, marketable debt securities, equity investments, accounts receivable and payable, debt instruments and derivatives.

Changes in exchange rates and interest rates create exposure to market risk. Certain derivative financial instruments are used when available on a cost-effective basis to hedge the underlying economic exposure. These instruments qualify as cash flow, net investment and fair value hedges upon meeting certain criteria, including effectiveness of offsetting hedged exposures. Changes in fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. Derivative financial instruments are not used for trading purposes.

Financial instruments are subject to counterparty credit risk which is considered as part of the overall fair value measurement. Counterparty credit risk is monitored on an ongoing basis and mitigated by limiting amounts outstanding with any individual counterparty, utilizing conventional derivative financial instruments and only entering into agreements with counterparties that meet high credit quality standards. The consolidated financial statements would not be materially impacted if any counterparty failed to perform according to the terms of its agreement. Collateral is not required by any party whether derivatives are in an asset or liability position under the terms of the agreements.

Fair Value Measurements — The fair value of financial instruments are classified into one of the following categories:

Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.

Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets. Additionally, certain corporate debt securities utilize a third-party matrix pricing model using significant inputs corroborated by market data for substantially the full term of the assets. Equity and fixed income funds are primarily invested in publicly traded securities valued at the respective NAV of the underlying investments. Level 2 derivative instruments are valued using SOFR yield curves, less credit valuation adjustments, and observable forward foreign exchange rates at the reporting date. Valuations of derivative contracts may fluctuate considerably from volatility in underlying foreign currencies and underlying interest rates driven by market conditions and the duration of the contract. The fair value of Level 2 equity investments is adjusted for characteristics specific to the security and is not adjusted for contractual sale restrictions. Equity investments subject to contractual sale restrictions were not material as of December 31, 2025 and 2024.

Level 3 unobservable inputs are used when little or no market data is available. Level 3 financial liabilities consist of other acquisition related contingent consideration and success payments related to undeveloped product rights as well as valuations of equity investments where the Company has elected the fair value option.

There were no transfers in and/out of Level 3 during the year ended December 31, 2025 .

Financial assets and liabilities measured at fair value on a recurring basis are summarized below:

Dollars in millions	December 31, 2025			December 31, 2024		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents						
Money market and other securities	$ —	$ 6,891	$ —	$ —	$ 6,559	$ —
Marketable debt securities						
Certificates of deposit	—	350	—	—	308	—
Corporate debt securities	—	439	—	—	486	—
U.S. Treasury securities	—	71	—	—	39	—
Derivative assets	—	303	—	—	750	—
Equity investments	552	—	85	247	42	—
Derivative liabilities	—	123	—	—	247	—
Contingent consideration liability						
Contingent value rights[a]	3	—	607	2	—	256

(a) Includes the fair value of contingent value rights associated with the Mirati acquisition as further described in "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements." The fair value of the contingent value rights was estimated using a probability-weighted expected return method and was based on significant unobservable inputs, including the discount rate and estimated probability and timing of achieving the specified regulation milestone. During 2025, the change in fair value of $351 million reflected revised assumptions primarily related to the probability of achieving the specified regulatory milestone and was recorded within Other (income)/expense, net.

Marketable Debt Securities

The amortized cost for marketable debt securities approximates its fair value and these securities mature within five years as of December 31, 2025 and five years as of December 31, 2024.

Equity Investments

The following summarizes the carrying amount of equity investments:

Dollars in millions	December 31,	
	2025	2024
Equity investments with RDFV	$ 552	$ 289
Equity investments without RDFV	806	863
Limited partnerships and other investments	738	598
Total equity investments	$ 2,096	$ 1,750

The following summarizes the activity related to equity investments. Changes in fair value of equity investments are included in Other (income)/expense, net.

Dollars in millions	Year ended December 31,		
	2025	2024	2023
Equity investments with RDFV			
Net (gains)/losses recognized	$ (291)	$ 41	$ 117
Less: net (gains)/losses recognized on investments sold	(4)	32	(3)
Net unrealized (gains)/losses recognized on investments still held	(287)	9	120
Equity investments without RDFV			
Upward adjustments	(15)	(36)	(9)
Net realized (gains)/losses recognized on investments sold	(17)	(39)	—
Impairments and downward adjustments	89	62	14
Limited partnerships and other investments			
Equity in net (income)/loss of affiliates	(47)	(44)	38
Total equity investment (gains)/losses	(280)	(16)	160

Cumulative upwards adjustments and cumulative impairments and downward adjustments based on observable price changes in equity investments without RDFV still held as of December 31, 2025 were $233 million and $184 million, respectively.

Qualifying Hedges and Non-Qualifying Derivatives

Cash Flow Hedges

BMS enters into foreign currency forward and purchased local currency put option contracts (foreign exchange contracts) to hedge certain forecasted intercompany inventory sales, third party sales and certain other foreign currency transactions. The objective of these foreign exchange contracts is to reduce variability caused by changes in foreign exchange rates that would affect the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. The fair values of these derivative contracts are recorded as either assets (gain positions) or liabilities (loss positions) in the consolidated balance sheets. Changes in fair value for these foreign exchange contracts, which are designated as cash flow hedges, are temporarily recorded in Accumulated other comprehensive loss ("AOCL") and reclassified to net earnings when the hedged item affects earnings (typically within the next 24 months). As of December 31, 2025, assuming market rates remain constant through contract maturities, BMS expects to reclassify pre-tax losses of $72 million into earnings for our foreign exchange contracts out of AOCL during the next 12 months. The notional amount of outstanding foreign currency exchange contracts was primarily $4.3 billion for the euro contracts and $1.1 billion for Japanese yen contracts as of December 31, 2025.

BMS also enters into cross-currency swap contracts to hedge exposure to foreign currency exchange rate risk associated with its long-term debt denominated in euros. These contracts convert interest payments and principal repayment of the long-term debt to U.S. dollars from euros and are designated as cash flow hedges. The unrealized gains and losses on these contracts are reported in AOCL and reclassified to Other (income)/expense, net, in the same periods during which the hedged debt affects earnings. The notional amount of cross-currency swap contracts associated with long-term debt denominated in euros was $584 million as of December 31, 2025.

In October 2025, BMS entered into forward interest rate contracts of a total notional value of €1.8 billion to hedge future interest rate risk associated with the 2025 Senior Unsecured Notes. The forward interest rate contracts were designated as cash flow hedges and terminated upon the issuance of the 2025 Senior Unsecured Notes. The gain on the transaction was not material.

Additionally in October and November 2025, BMS entered into forward interest rate contracts with a total notional value of $3.8 billion to hedge cash payments for the anticipated repurchases of long-term debt. The forward interest rate contracts were terminated upon pricing the debt redemptions in November 2025. These contracts were not designated for hedge accounting. The loss on the transaction was not material.

In January 2024, BMS entered into forward interest rate contracts of a total notional value of $5.0 billion to hedge future interest rate risk associated with the 2024 Senior Unsecured Notes. The forward interest rate contracts were designated as cash flow hedges and terminated upon the issuance of the 2024 Senior Unsecured Notes. The $131 million gain on the transaction was included in Other Comprehensive Income/(Loss) and is amortized as a reduction to interest expense over the term of the related debt. Amounts expected to be recognized during the subsequent 12 months on forward interest rate contracts are not material.

Cash flow hedge accounting is discontinued when the forecasted transaction is no longer probable of occurring within 60 days after the originally forecasted date or when the hedge is no longer effective. Assessments to determine whether derivatives designated as qualifying hedges are highly effective in offsetting changes in the cash flows of hedged items are performed at inception and on a quarterly basis. The earnings impact related to discontinued cash flow hedges and hedge ineffectiveness was not material during all periods presented. Foreign currency exchange contracts not designated as a cash flow hedge offset exposures in certain foreign currency denominated assets, liabilities and earnings. Changes in the fair value of these derivatives are recognized in earnings as they occur.

Net Investment Hedges

Cross-currency swap contracts of $707 million as of December 31, 2025 are designated to hedge currency exposure of BMS's net investment in its foreign subsidiaries. Contract fair value changes are recorded in the foreign currency translation component of AOCL with a related offset in derivative asset or liability in the consolidated balance sheets. The notional amount of outstanding cross-currency swap contracts was primarily attributed to the Japanese yen of $362 million and euro of $345 million as of December 31, 2025. Foreign currency forward contracts and zero-cost collar contracts are also designated to hedge currency exposure of BMS's net investment in its foreign subsidiaries. As of December 31, 2025, the notional amounts for both of these contracts were zero.

During the years ended December 31, 2025, 2024 and 2023, the amortization of gains related to the portion of our net investment hedges that was excluded from the assessment of effectiveness was not material.

Fair Value Hedges

Fixed to floating interest rate swap contracts are designated as fair value hedges and used as an interest rate risk management strategy to create an appropriate balance of fixed and floating rate debt. The contracts and underlying debt for the hedged benchmark risk are recorded at fair value. Gains or losses resulting from changes in fair value of the underlying debt attributable to the hedged benchmark interest rate risk are recorded in interest expense with an associated offset to the carrying value of debt. Since the specific terms and notional amount of the swap are intended to align with the debt being hedged, all changes in fair value of the swap are recorded in interest expense with an associated offset to the derivative asset or liability in the consolidated balance sheets. As a result, there was no net impact in earnings. If the underlying swap is terminated prior to maturity, then the fair value adjustment to the underlying debt is amortized as a reduction to interest expense over the remaining term of the debt.

Derivative cash flows, with the exception of net investment hedges, are principally classified in the operating section of the consolidated statements of cash flows, consistent with the underlying hedged item. Cash flows related to net investment hedges are classified in investing activities.

The following table summarizes the fair values and the notional values of outstanding derivatives:

| | December 31, 2025 | | | | December 31, 2024 | | | |
| | Asset[a] | | Liability[b] | | Asset[a] | | Liability[b] | |
Dollars in millions	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
Designated as cash flow hedges								
Foreign currency exchange contracts	$ 5,074	$ 145	$ 1,542	$ (64)	$ 6,428	$ 424	$ 43	$ —
Cross-currency swap contracts	584	65	—	—	584	26	626	(30)
Designated as net investment hedges								
Foreign currency exchange contracts	—	—	—	—	185	17	—	—
Cross-currency swap contracts	362	39	345	(48)	361	23	346	(7)
Designated as fair value hedges								
Interest rate swap contracts	4,000	46	555	(5)	1,500	10	1,955	(20)
Not designated as hedges								
Foreign currency exchange contracts	1,887	8	667	(5)	5,749	250	5,243	(173)
Total return swap contracts[c]	—	—	447	(1)	—	—	443	(17)

(a) Included in Other current assets and Other non-current assets.
(b) Included in Other current liabilities and Other non-current liabilities.
(c) Total return swap contracts hedge changes in fair value of certain deferred compensation liabilities.

The following table summarizes the financial statement classification and amount of (gains)/losses recognized on hedges:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
Dollars in millions	Cost of products sold	Other (income)/ expense, net	Cost of products sold	Other (income)/ expense, net	Cost of products sold	Other (income)/ expense, net
Interest rate swap contracts	$ —	$ (1)	$ —	$ 11	$ —	$ (5)
Cross-currency swap contracts	—	(135)	—	67	—	(65)
Foreign exchange contracts	63	43	(100)	(98)	(303)	(95)
Forward interest rate contracts	—	(35)	—	(5)	—	—

The following table summarizes the effect of derivative and non-derivative instruments designated as hedges in Other comprehensive income/(loss):

Dollars in millions	Year Ended December 31,		
	2025	2024	2023
Derivatives designated as cash flow hedges			
Foreign exchange contracts gains/(losses):			
Recognized in Other comprehensive income/(loss)	$ (426)	$ 418	$ 13
Reclassified to Cost of products sold	63	(100)	(303)
Cross-currency swap contracts gains/(losses):			
Recognized in Other comprehensive income/(loss)	85	(54)	57
Reclassified to Other (income)/expense, net	(123)	75	(31)
Forward interest rate contract gains/(losses):			
Recognized in Other comprehensive income/(loss)	—	131	—
Reclassified to Other (income)/expense, net	(28)	(5)	—
Derivatives designated as net investment hedges			
Cross-currency swap contracts gains/(losses):			
Recognized in Other comprehensive income/(loss)	(24)	51	52
Foreign exchange contracts gains/(losses):			
Recognized in Other comprehensive income/(loss)	(113)	35	(15)
Non-derivatives designated as net investment hedges			
Non-U.S. dollar borrowings gains/(losses):			
Recognized in Other comprehensive income/(loss)[a]	—	—	(10)

(a) In 2023, the Company de-designated its remaining net investment hedge in debt denominated in euros of €375 million, and the amount represents the effective portion of foreign exchange loss on the remeasurement of the debt.

Note 10. FINANCING ARRANGEMENTS

Short-term debt obligations include:

Dollars in millions	December 31,	
	2025	2024
Non-U.S. short-term financing obligations	$ 284	$ 218
Current portion of Long-term debt	1,977	1,828
Short-term debt obligations	$ 2,261	$ 2,046

Under its commercial paper program, BMS may issue a maximum of $5.0 billion of unsecured notes with maturities of not more than 365 days from the date of issuance. The maximum issuance amount was reduced from $7.0 billion as of December 31, 2024 to $5.0 billion in January 2025. During 2024, the Company issued and repaid $3.0 billion of commercial paper under the program.

Long-term debt and the current portion of long-term debt includes:

	December 31,	
Dollars in millions	2025	2024
Principal Value:		
0.750% Notes due 2025	$ —	$ 1,000
1.000% Euro Notes due 2025	—	598
3.875% Notes due 2025	—	229
3.200% Notes due 2026	1,220	1,750
Floating Rate Notes due 2026 [a]	500	500
4.950% Notes due 2026	—	1,000
6.800% Notes due 2026	256	256
1.125% Notes due 2027	1,000	1,000
3.250% Notes due 2027	512	512
3.450% Notes due 2027	534	534
4.900% Notes due 2027	—	1,000
3.900% Notes due 2028	544	1,500
3.400% Notes due 2029	1,427	2,400
4.900% Notes due 2029	727	1,750
1.450% Notes due 2030	1,250	1,250
2.973% Euro Notes due 2030	881	—
5.100% Notes due 2031	1,250	1,250
5.750% Notes due 2031	1,000	1,000
2.950% Notes due 2032	1,750	1,750
3.363% Euro Notes due 2033	1,351	—
5.900% Notes due 2033	750	1,000
5.200% Notes due 2034	2,500	2,500
1.750% Euro Notes due 2035	676	598
5.875% Notes due 2036	279	279
3.857% Euro Notes due 2038	1,351	—
6.125% Notes due 2038	219	219
4.125% Notes due 2039	2,000	2,000
2.350% Notes due 2040	750	750
5.700% Notes due 2040	153	153
3.250% Notes due 2042	500	500
3.550% Notes due 2042	1,250	1,250
5.250% Notes due 2043	226	226
4.500% Notes due 2044	342	342
4.625% Notes due 2044	748	748
5.500% Notes due 2044	500	500
4.289% Euro Notes due 2045	881	—
5.000% Notes due 2045	758	758
4.350% Notes due 2047	1,250	1,250
4.550% Notes due 2048	1,272	1,272
4.250% Notes due 2049	3,750	3,750
2.550% Notes due 2050	1,500	1,500
3.700% Notes due 2052	2,000	2,000
6.250% Notes due 2053	439	1,250
5.550% Notes due 2054	2,750	2,750
4.581% Euro Notes due 2055	1,410	—
3.900% Notes due 2062	1,000	1,000
6.400% Notes due 2063	371	1,250
5.650% Notes due 2064	440	1,750
6.875% Notes due 2097	56	63
Total	$ 44,323	$ 48,937

(a)   As of December 31, 2025, floating rate equals SOFR+0.49%.

Dollars in millions		December 31,		
		2025		2024
Principal Value	$	44,323	$	48,937
Adjustments to principal value:				
Fair value of interest rate swap contracts		41		(10)
Unamortized basis adjustment from swap terminations		60		71
Unamortized bond discounts and issuance costs		(347)		(390)
Unamortized purchase price adjustments of Celgene debt		751		823
Total	$	44,827	$	49,431
Current portion of Long-term debt	$	1,977	$	1,828
Long-term debt		42,850		47,603
Total	$	44,827	$	49,431

The fair value of Long-term debt, including the current portion, was $41.5 billion and $45.3 billion as of December 31, 2025 and 2024, respectively, valued using Level 2 inputs which are based upon the quoted market prices for the same or similar debt instruments. The fair value of Short-term debt obligations approximates the carrying value due to the short maturities of the debt instruments.

In November 2025, BMS Ireland Capital Funding Designated Activity Company, a wholly owned subsidiary of Bristol-Myers Squibb, completed a registered public offering of €5.0 billion in aggregate principal amount of euro-denominated senior unsecured notes ("2025 Senior Unsecured Notes"), with proceeds, net of loan issuance costs, of $5.7 billion, consisting of:

		Principal Amount (in € millions)
2.973% Notes due 2030	€	750
3.363% Notes due 2033		1,150
3.857% Notes due 2038		1,150
4.289% Notes due 2045		750
4.581% Notes due 2055		1,200
Total	€	5,000

The Company has fully and unconditionally guaranteed all of BMS Ireland Capital Funding Designated Activity Company's obligations under the 2025 Senior Unsecured Notes on a senior unsecured basis and no other subsidiary of the Company will guarantee these obligations. BMS Ireland Capital Funding Designated Activity Company is a "finance subsidiary" as defined in Rule 13-01(a)(4)(vi) of Regulation S-X of the Exchange Act, with no assets or operations other than those related to the issuance, administration and repayment of the 2025 Senior Unsecured Notes. The financial condition, results of operations and cash flows of BMS Ireland Capital Funding Designated Activity Company are consolidated in the financial statements of the Company. The net cash proceeds from the offering were used to fund the repurchase of certain other notes and pay fees and expenses in connection with the offering.

In November and December 2025, the Company repurchased certain debt obligations with interest rates ranging from 3.200% to 6.875% in a series of tender offers and "make whole" redemptions. The following summarizes the debt repurchase activity:

Dollars in millions		2025
Principal Amount	$	8,739
Carrying Value		8,712
Debt redemption price		9,068
Loss on debt redemption[a]		356

(a)   Recorded in Other (income)/expense, net during 2025.

In 2024, BMS issued an aggregate principal amount of $13.0 billion of senior unsecured notes ("2024 Senior Unsecured Notes"), with proceeds, net of discount and loan issuance costs, of $12.9 billion. The Company used the net proceeds from this offering to partially fund the acquisitions of RayzeBio and Karuna (see "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for further information) and used the remaining net proceeds for general corporate purposes. In connection with the issuance of the 2024 Senior Unsecured Notes, the Company terminated the $10.0 billion 364-day senior unsecured delayed draw term loan facility, which was entered into in February 2024 to provide bridge financing for the RayzeBio and Karuna acquisitions.

In 2023, BMS issued an aggregate principal amount of $4.5 billion of fixed rate unsecured senior notes. The Company used the net proceeds of the offering to finance the acquisition of Mirati in January 2024 and for other general corporate purposes.

The notes rank equally in right of payment with all of BMS's existing and future senior unsecured indebtedness and, other than the floating rate notes, are redeemable at any time, in whole, or in part, at varying specified redemption prices plus accrued and unpaid interest.

Repayment of notes at maturity aggregated $1.9 billion in 2025, $2.9 billion in 2024 and $3.9 billion in 2023. Interest payments were $2.1 billion in 2025, $1.8 billion in 2024 and $1.2 billion in 2023.

The aggregate maturities of long-term debt for each of the next five years are as follows: $2.0 billion in 2026; $2.0 billion in 2027; $544 million in 2028; $2.2 billion in 2029; and $2.1 billion in 2030. Interest payments related to long-term debt for each of the next five years are as follows: $1.8 billion in 2026; $1.7 billion in 2027; $1.7 billion in 2028; $1.6 billion in 2029; and $1.6 billion in 2030.

Credit Facilities

As of December 31, 2025, BMS had a five-year $5.0 billion revolving credit facility expiring in January 2030, extendable annually by one year with the consent of the lenders. In January 2026, we extended the credit facility to January 2031. In February 2024, BMS entered into a $2.0 billion 364-day revolving credit facility, which expired in January 2025. The facilities provide for customary terms and conditions with no financial covenants and are used to provide backup liquidity for our commercial paper borrowings. No borrowings were outstanding under the revolving credit facilities as of December 31, 2025 or 2024.

Available financial guarantees provided in the form of bank overdraft facilities, stand-by letters of credit and performance bonds were $1.3 billion as of December 31, 2025. Stand-by letters of credit and guarantees are issued through financial institutions in support of various obligations, including sale of products to hospitals and foreign ministries of health, bonds for customs, and duties and VAT.

Note 11. RECEIVABLES

Dollars in millions	December 31,	
	2025	2024
Trade receivables	$ 11,370	$ 9,957
Less charge-backs and cash discounts	(1,720)	(900)
Less allowance for expected credit loss	(58)	(45)
Net trade receivables	9,592	9,012
Alliance, royalties, VAT and other	1,821	1,735
Receivables	$ 11,414	$ 10,747

Non-U.S. receivables sold on a nonrecourse basis were $360 million in 2025, $477 million in 2024 and $1.0 billion in 2023. Receivables from the three largest customers in the U.S. represented 75% and 74% of total trade receivables at December 31, 2025 and 2024, respectively.

Changes to the allowance for expected credit loss, charge-backs and cash discounts were as follows:

Dollars in millions	Year Ended December 31,		
	2025	2024	2023
Beginning balance	$ 945	$ 669	$ 697
Provision	14,089	11,551	9,158
Utilization	(13,263)	(11,272)	(9,186)
Other	7	(3)	—
Ending balance	$ 1,779	$ 945	$ 669

Note 12. INVENTORIES

Dollars in millions	December 31,			
	2025		2024	
Finished goods	$	**900**	$	1,257
Work in process		**3,159**		2,549
Raw and packaging materials		**281**		320
Total inventories	$	**4,340**	$	4,126
Inventories	$	**2,690**	$	2,557
Other non-current assets		**1,650**		1,569

Note 13. PROPERTY, PLANT AND EQUIPMENT

Dollars in millions	December 31,			
	2025		2024	
Land	$	**157**	$	161
Buildings		**7,270**		6,581
Machinery, equipment and fixtures		**3,790**		3,818
Construction in progress		**1,619**		1,525
Gross property, plant and equipment		**12,836**		12,085
Less accumulated depreciation		**(5,293)**		(4,949)
Property, plant and equipment	$	**7,543**	$	7,136
United States	$	**4,931**	$	4,814
International		**2,612**		2,322
Total	$	**7,543**	$	7,136

Depreciation expense was $621 million in 2025, $651 million in 2024 and $611 million in 2023.

Note 14. LEASES

Leased facilities for office, research and development, storage and distribution purposes comprise approximately 95% of the total lease obligation. Lease terms vary based on the nature of operations and the market dynamics in each country; however, all leased facilities are classified as operating leases with remaining lease terms between one year and 14 years. Most leases contain specific renewal options for periods ranging between one year and 10 years where notice to renew must be provided in advance of lease expiration or automatic renewals where no advance notice is required. Periods covered by an option to extend the lease were included in the non-cancellable lease term when exercise of the option was determined to be reasonably certain. Certain leases also contain termination options that provide the flexibility to terminate the lease ahead of its expiration with sufficient advance notice. Periods covered by an option to terminate the lease were included in the non-cancellable lease term when exercise of the option was determined not to be reasonably certain. Judgment is required in assessing whether renewal and termination options are reasonably certain to be exercised. Factors are considered such as contractual terms compared to current market rates, leasehold improvements expected to have significant value, costs to terminate a lease and the importance of the facility to operations. Costs determined to be variable and not based on an index or rate were not included in the measurement of real estate lease liabilities. These variable costs include real estate taxes, insurance, utilities, common area maintenance and other operating costs. BMS elected the practical expedient to not separate non-lease components from lease components in calculating the amounts of ROU assets and lease liabilities for all underlying asset classes. As the implicit rate on most leases is not readily determinable, an incremental borrowing rate was applied on a portfolio approach to discount its real estate lease liabilities.

The remaining lease obligations are comprised of vehicles and a research and development facility operated by a third party under management's direction. Vehicle lease terms vary by country with terms generally between one year and four years.

The following table summarizes the components of lease expense:

Dollars in millions	Year Ended December 31,					
	2025		2024		2023	
Operating lease cost	$	293	$	290	$	317
Variable lease cost		90		74		79
Short-term lease cost		18		23		20
Sublease income		(60)		(35)		(11)
Total operating lease expense	$	341	$	352	$	405

Operating lease right-of-use assets and liabilities were as follows:

Dollars in millions	December 31,			
	2025		2024	
Other non-current assets[a]	$	1,582	$	1,224
Other current liabilities		202		181
Other non-current liabilities		1,826		1,370
Total liabilities[a]	$	2,028	$	1,551

(a) Operating lease right-of-use assets and liabilities as of December 31, 2025 include the commencement of the San Diego lease for approximately $370 million.

Future lease payments for non-cancellable operating leases as of December 31, 2025 were as follows:

Dollars in millions		
2026	$	271
2027		285
2028		266
2029		265
2030		238
Thereafter		1,245
Total future lease payments		2,569
Less imputed interest		(542)
Total lease liability	$	2,028

Right-of-use assets obtained in exchange for operating lease obligations were $518 million in 2025. Cash paid for amounts included in the measurement of operating lease liabilities was $282 million in 2025, $240 million in 2024 and $195 million in 2023.

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2025	2024
Weighted average remaining lease term	10 years	9 years
Weighted average discount rate	5 %	5 %

Note 15. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amounts in Goodwill were as follows:

		December 31,		
Dollars in millions		**2025**		**2024**
Beginning balance	$	**21,719**	$	21,169
Acquisitions (Note 4)		**—**		580
Currency translation and other adjustments		**36**		(30)
Ending balance	$	**21,754**	$	21,719

Other Intangible Assets

Other intangible assets consisted of the following:

		December 31,					
		2025			**2024**		
Dollars in millions	**Estimated Useful Lives**	**Gross carrying amounts**	**Accumulated amortization**	**Other intangible assets, net**	**Gross carrying amounts**	**Accumulated amortization**	**Other intangible assets, net**
R&D technology	6 years	$ **1,980**	$ **(605)**	$ **1,375**	$ 1,980	$ (275)	$ 1,705
Acquired marketed product rights	3 – 17 years	**61,385**	**(51,646)**	**9,739**	61,876	(48,659)	13,217
Capitalized software	3 – 10 years	**1,453**	**(1,064)**	**389**	1,499	(1,099)	400
IPRD		**7,600**	**—**	**7,600**	7,985	—	7,985
Total		$ **72,418**	$ **(53,315)**	$ **19,103**	$ 73,340	$ (50,033)	$ 23,307

In 2023, BMS agreed to pay $400 million to the former shareholders of Impact Biomedicines to extinguish all remaining contingent milestone obligations, which was recorded to Acquired marketed product rights for *Inrebic* in the amount of $511 million (after establishing the applicable deferred tax liability). The $400 million was paid in January 2024.

Amortization expense of Other intangible assets was $3.5 billion in 2025, $9.0 billion in 2024 and $9.2 billion in 2023. Future annual amortization expense of Other intangible assets is expected to be approximately $1.9 billion in 2026, $1.8 billion in 2027, $1.8 billion in 2028, $1.7 billion in 2029 and $1.3 billion in 2030.

Other intangible asset impairments were $949 million in 2025, $2.9 billion in 2024 and $136 million in 2023.

Other intangible asset impairments includes the following:

Acquired marketed product rights

In 2025, a $564 million impairment charge was recorded in Cost of products sold, representing a partial impairment of *Augtyro*. The impairment was a result of lower revised cash flow projections due to evolving commercial opportunities.

In 2024, $1.8 billion of impairment charges were recorded in Cost of products sold, representing partial impairments of *Augtyro* ($1.4 billion) and *Inrebic* ($280 million) as well as a full impairment of *Abecma* ($122 million). The impairments were a result of lower revised cash flow projections due to evolving commercial opportunities and competitive landscapes.

IPRD

In 2025, $385 million of IPRD impairment charges were recorded in Research and development expense. The charges reflect a full write-down of an oncology asset due to pipeline reprioritization and a partial write-down of a separate oncology asset resulting from revised cash flow projections.

In 2024, a $390 million IPRD impairment charge was recorded in Research and development expense following a decision to discontinue development of an investigational compound in connection with the prioritization of pipeline opportunities. The compound was being studied as a potential treatment for immunologic diseases and was acquired in the acquisition of Celgene. The IPRD impairment charge represented a full write-down of the asset.

Additionally, in 2024, a $590 million IPRD impairment charge for alnuctamab was recorded in Research and development expense in connection with portfolio prioritization. Alnuctamab was being studied as a potential treatment for hematologic diseases and was obtained in the acquisition of Celgene. The charge represented a full write-down of the asset.

Note 16. SUPPLEMENTAL FINANCIAL INFORMATION

	December 31,		
Dollars in millions	2025		2024
Income taxes	$ 2,920	$	3,292
Research and development	753		754
Contract assets	192		385
Other	748		1,186
Other current assets	$ 4,613	$	5,617

	December 31,		
Dollars in millions	2025		2024
Equity investments (Note 9)	$ 2,096	$	1,736
Operating leases (Note 14)	1,582		1,224
Inventories (Note 12)	1,650		1,569
Pension and postretirement	330		234
Research and development	250		336
Receivables and convertible notes	15		452
Other	551		554
Other non-current assets	$ 6,474	$	6,105

	December 31,		
Dollars in millions	2025		2024
Rebates and discounts	$ 8,844	$	9,021
Income taxes	979		1,514
Employee compensation and benefits	1,561		1,694
Research and development	1,434		1,366
Dividends	1,283		1,258
Interest	484		572
Royalties	537		477
Operating leases (Note 14)	202		181
Other	2,256		2,043
Other current liabilities	$ 17,581	$	18,126

	December 31,		
Dollars in millions	2025		2024
Income taxes	$ 1,407	$	1,491
Pension and postretirement	330		400
Operating leases (Note 14)	1,826		1,370
Deferred income	169		230
Deferred compensation	487		456
Contingent value rights (Note 9)	607		256
Other	216		266
Other non-current liabilities	$ 5,043	$	4,469

Note 17. EQUITY

The following table summarizes changes in equity during 2025, 2024 and 2023:

Dollars and shares in millions	Common Stock Shares	Par Value	Capital in Excess of Par Value of Stock	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Treasury Stock Shares	Cost	Noncontrolling Interest
Balance at December 31, 2022	2,923	$ 292	$ 45,165	$ (1,281)	$25,503	825	$(38,618)	$ 57
Net earnings/(loss)	—	—	—	—	8,025	—	—	14
Other comprehensive income/(loss)	—	—	—	(265)	—	—	—	—
Cash dividends declared[a]	—	—	—	—	(4,762)	—	—	—
Share repurchases	—	—	105	—	—	87	(5,306)	—
Stock compensation	—	—	410	—	—	(10)	147	—
Convertible debt	—	—	4	—	—	—	11	—
Distributions	—	—	—	—	—	—	—	(16)
Balance at December 31, 2023	2,923	292	45,684	(1,546)	28,766	902	(43,766)	55
Net earnings/(loss)	—	—	—	—	(8,948)	—	—	15
Other comprehensive income/(loss)	—	—	—	308	—	—	—	—
Cash dividends declared[a]	—	—	—	—	(4,906)	—	—	—
Stock compensation	—	—	340	—	—	(8)	111	—
Distributions	—	—	—	—	—	—	—	(17)
Balance at December 31, 2024	2,923	292	46,024	(1,238)	14,912	894	(43,655)	53
Net earnings/(loss)	—	—	—	—	7,054	—	—	2
Other comprehensive income/(loss)	—	—	—	(286)	—	—	—	—
Cash dividends declared[a]	—	—	—	—	(5,070)	—	—	—
Stock compensation	—	—	363	—	—	(8)	76	—
Distributions	—	—	—	—	—	—	—	(22)
Balance at December 31, 2025	2,923	$ 292	$ 46,387	$ (1,524)	$16,896	887	$(43,579)	$ 33

(a) Cash dividends declared per common share were $2.49 in 2025, $2.42 in 2024 and $2.31 in 2023.

BMS has a share repurchase program, authorized by its Board of Directors, allowing for repurchases of its shares, effected in the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, including through Rule 10b5-1 trading plans. The share repurchase program does not obligate us to repurchase any specific number of shares, does not have a specific expiration date and may be suspended or discontinued at any time. Treasury stock is recognized at the cost to reacquire the shares. Shares issued from treasury are recognized utilizing the first-in first-out method and are generally funded by cash on hand. In December 2023, the Board of Directors approved an increase of $3.0 billion to the share repurchase authorization for BMS's common stock. The remaining share repurchase capacity under the BMS share repurchase program was $5.0 billion as of December 31, 2025.

In 2023, BMS entered into ASR agreements and repurchased 70 million shares of common stock for $4.0 billion. In addition, as part of its share repurchase program, BMS repurchased 17 million shares of its common stock for $1.2 billion.

The ASR agreements were funded with cash on-hand. The total number of shares repurchased under the ASR agreements was based on volume-weighted average prices of BMS's common stock during the terms of the ASR transactions less a discount and subject to adjustments pursuant to the terms and conditions of the ASR agreements.

The components of Other comprehensive income/(loss) were as follows:

	Year Ended December 31,								
	2025			2024			2023		
Dollars in millions	Pretax	Tax	After Tax	Pretax	Tax	After Tax	Pretax	Tax	After Tax
Derivatives qualifying as cash flow hedges:									
Recognized in other comprehensive income/(loss)	**$ (340)**	**$ 73**	**$ (267)**	$ 495	$ (86)	$ 409	$ 70	$ (12)	$ 58
Reclassified to net earnings/(loss)[(a)]	**(88)**	**15**	**(73)**	(33)	(2)	(35)	(334)	46	(288)
Derivatives qualifying as cash flow hedges	**(429)**	**89**	**(340)**	462	(88)	374	(264)	34	(230)
Pension and postretirement benefits:									
Actuarial gains/(losses)	**102**	**(18)**	**84**	(44)	16	(28)	(140)	25	(115)
Amortization[(b)]	**5**	**(1)**	**4**	8	(1)	7	—	—	—
Settlements[(b)]	**(8)**	**1**	**(6)**	119	(8)	111	—	—	—
Pension and postretirement benefits	**99**	**(18)**	**82**	83	7	90	(140)	25	(115)
Marketable debt securities:									
Unrealized gains/(losses)	**2**	**—**	**1**	—	—	—	3	(1)	2
Foreign currency translation	**(60)**	**31**	**(29)**	(136)	(20)	(156)	84	(6)	78
Other comprehensive income/(loss)	**$ (388)**	**$ 102**	**$ (286)**	$ 409	$ (101)	$ 308	$ (317)	$ 52	$ (265)

(a) Included in Cost of products sold and Other (income)/expense, net. Refer to "—Note 9. Financial Instruments and Fair Value Measurements" for further information.

(b) Included in Other (income)/expense, net.

The accumulated balances related to each component of Other comprehensive income/(loss), net of taxes, were as follows:

	December 31,	
Dollars in millions	2025	2024
Derivatives qualifying as cash flow hedges	**$ 37**	$ 376
Pension and postretirement benefits	**(566)**	(648)
Marketable debt securities	**3**	2
Foreign currency translation[(a)]	**(997)**	(968)
Accumulated other comprehensive income/(loss)	**$ (1,524)**	$ (1,238)

(a) Includes net investment hedge gains of $105 million and $210 million as of December 31, 2025 and December 31, 2024, respectively.

Note 18. RETIREMENT BENEFITS

BMS sponsors defined benefit pension plans, defined contribution plans and termination indemnity plans for certain employees.

Defined Benefit Pension Plans

The net periodic benefit cost of defined benefit pension plans was $28 million, $15 million, and $11 million during the years ended December 31, 2025, 2024 and 2023, respectively. In addition, pension settlement charges of $119 million were recorded in 2024 in connection with the termination of the Bristol-Myers Squibb Puerto Rico, Inc. Retirement Income Plan.

Changes in defined benefit pension plan obligations, assets, funded status and amounts recognized in the consolidated balance sheets were as follows:

Dollars in millions		Year Ended December 31,		
		2025		2024
Benefit obligations at beginning of year	$	1,945	$	2,238
Service cost—benefits earned during the year		37		33
Interest cost		66		74
Settlements and curtailments		(64)		(247)
Actuarial (gains)/losses		(67)		(10)
Benefits paid		(73)		(58)
Foreign currency and other		192		(85)
Benefit obligations at end of year	$	2,036	$	1,945
Fair value of plan assets at beginning of year	$	1,927	$	2,212
Actual return on plan assets		72		31
Employer contributions		51		71
Settlements		(54)		(247)
Benefits paid		(73)		(58)
Foreign currency and other		213		(82)
Fair value of plan assets at end of year	$	2,136	$	1,927
Funded status	$	100	$	(18)
Assets/(liabilities) recognized:				
Other non-current assets	$	330	$	234
Other current liabilities		(24)		(21)
Other non-current liabilities		(206)		(231)
Funded status	$	100	$	(18)
Recognized in Accumulated other comprehensive loss:				
Net actuarial losses	$	848	$	924
Prior service credit		(28)		(27)
Total	$	820	$	897

The accumulated benefit obligation for defined benefit pension plans was $2.0 billion and $1.9 billion at December 31, 2025 and 2024, respectively.

Additional information related to pension plan was as follows:

Dollars in millions		December 31,		
		2025		2024
Pension plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligation	$	635	$	605
Fair value of plan assets		405		353
Pension plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligation		610		578
Fair value of plan assets		405		353

Actuarial Assumptions

Weighted-average assumptions used to determine defined benefit pension plan obligations were as follows:

	December 31,	
	2025	2024
Discount rate	3.8 %	3.5 %
Rate of compensation increase	1.5 %	1.4 %
Interest crediting rate	2.5 %	2.4 %

Weighted-average actuarial assumptions used to determine defined benefit pension plan net periodic benefit cost were as follows:

	Year Ended December 31,		
	2025	2024	2023
Discount rate	3.5 %	3.4 %	4.0 %
Expected long-term return on plan assets	4.1 %	4.8 %	4.1 %
Rate of compensation increase	1.4 %	1.4 %	1.2 %
Interest crediting rate	2.4 %	2.5 %	2.5 %

The yield on high quality corporate bonds matching the duration of the benefit obligations is used in determining the discount rate. The FTSE Pension Discount Curve is used in developing the discount rate for the U.S. plans.

The expected return on plan assets assumption for each plan is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolio. Several factors are considered in developing the expected return on plan assets, including long-term historical returns and input from external advisors. Individual asset class return forecasts were developed based upon market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted-average of the target asset allocation of each individual asset class.

Actuarial gains and losses resulted from changes in actuarial assumptions (such as changes in the discount rate and revised mortality rates) and from differences between assumed and actual experience (such as differences between actual and expected return on plan assets). Actuarial gains and losses related to plan benefit obligations primarily resulted from changes in discount rates.

Postretirement Benefit Plans

Comprehensive medical benefits are provided for substantially all BMS U.S. retirees electing to participate in the comprehensive medical plans and to a lesser extent certain benefits for non-U.S. employees. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. Postretirement benefit plan obligations were $116 million and $160 million at December 31, 2025 and 2024, respectively. The weighted-average discount rate used to determine benefit obligations was 5.1% and 5.4% at December 31, 2025 and 2024, respectively. The net periodic benefit costs were not material.

Plan Assets

The fair value of pension plan assets by asset category was as follows:

	December 31, 2025				December 31, 2024			
Dollars in millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Plan assets								
Equity securities	$ 1	$ —	$ —	$ 1	$ 1	$ —	$ —	$ 1
Equity funds	—	303	—	303	—	256	—	256
Fixed income funds	—	484	—	484	—	446	—	446
U.S. Treasury and agency securities	—	33	—	33	—	41	—	41
Insurance contracts	—	—	756	756	—	—	708	708
Cash and cash equivalents	68	—	—	68	57	—	—	57
Other	—	11	—	11	—	11	—	11
Plan assets subject to leveling	$ 69	$ 831	$ 756	$ 1,656	$ 58	$ 754	$ 708	$ 1,520
Plan assets measured at NAV as a practical expedient				480				407
Net plan assets				$ 2,136				$ 1,927

The investment valuation policies per investment class are as follows:

Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs. These instruments include equity securities, equity funds and fixed income funds publicly traded on a national securities exchange, and cash and cash equivalents. Cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value. Pending trade sales and purchases are included in cash and cash equivalents until final settlement.

Level 2 inputs utilize observable prices for similar instruments, quoted prices for identical or similar instruments in non-active markets, and other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities. Equity funds and fixed income funds classified as Level 2 within the fair value hierarchy are valued at the NAV of their shares held at year end, which represents fair value. Corporate debt securities and U.S. Treasury and agency securities classified as Level 2 within the fair value hierarchy are valued utilizing observable prices for similar instruments and quoted prices for identical or similar instruments in markets that are not active.

Level 3 unobservable inputs are used when little or no market data is available. Insurance contracts are held by certain foreign pension plans and are carried at contract value, which approximates the estimated fair value and is based on the fair value of the underlying investment of the insurance company.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2025. Investments using the practical expedient consist primarily of multi-asset funds which are redeemable on either a daily, weekly, or monthly basis.

The investment strategy is to maximize return while maintaining an appropriate level of risk to provide sufficient liquidity for benefit obligations and plan expenses. Individual plan investment allocations are determined by local fiduciary committees and the composition of total assets for all pension plans at December 31, 2025 was broadly characterized as an allocation between equity securities (22%), debt securities (35%) and other investments (43%).

Contributions and Estimated Future Benefit Payments

The Company's estimated annual contributions and future benefits payments are not expected to be material.

Savings Plans

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The contributions are based on employee contributions and the level of Company match. The U.S. defined contribution plan expense was approximately $325 million in 2025, $395 million in 2024 and $380 million in 2023.

Note 19. EMPLOYEE STOCK BENEFIT PLANS

BMS' 2021 Plan authorizes awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), dividend equivalents, performance share units ("PSUs"), market share units ("MSUs") and other stock-based awards. As of December 31, 2025, the 2021 Plan was the only plan under which we were authorized to grant equity awards.

The 2021 Plan provides for 85 million shares to be authorized for grants plus shares recaptured upon forfeitures or other terminations of awards under our previous equity awards plans, subject to adjustments in accordance with the terms of the 2021 Plan. As of December 31, 2025, 58 million shares were available for award and 34 million equity awards were outstanding (consisting of stock options, RSUs, MSUs and PSUs). Shares generally are issued from treasury stock to satisfy BMS's obligations under the 2021 Plan and our prior equity award plans.

Under the 2021 Plan, executive officers and other employees may be granted options to purchase common stock at no less than the market price on the date the option is granted. Options generally become exercisable ratably over four years and have a maximum term of 10 years. The 2021 Plan provides for the granting of SARs whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the award's exercise price. BMS did not grant stock options or SARs during the years ended December 31, 2025, 2024 and 2023. Options outstanding during those years were granted as replacements for options held by Celgene option holders upon the acquisition of Celgene in 2019. These replacement options generally vested ratably over four years, although certain grants provided for cliff vesting and/or longer or shorter vesting periods.

RSUs are granted to executive officers and other employees, subject to restrictions as to continuous employment. Generally, vesting occurs ratably over a three- to four-year period from grant date, subject to accelerated vesting in specified circumstances. A stock unit is a right to receive stock at the end of the specified vesting and/or deferral period; stock units have no voting rights. The fair value of RSUs approximates the closing market price of BMS's common stock on the grant date after adjusting for the units not eligible for accrual of dividend equivalents. BMS grants non-forfeitable stock units to its non-employee directors.

MSUs are granted to executive officers. Vesting is conditioned upon continuous employment and occurs on the third anniversary of the grant date for awards granted in 2025 and 2024 (the "2025 and 2024 MSUs") and ratably over four years for awards granted prior to 2024, subject to accelerated vesting in specified circumstances. For the 2025 and 2024 MSUs, the number of shares issued upon vesting is based on a specified payout factor requiring that the market price per share at a specified measurement date plus the value of accumulated dividends during the performance period be at least 80% of the grant-date share price (market condition) or the relative total shareholder return percentile rank versus our peers be equal to or greater than the 50th percentile (market condition). For awards granted in 2022 and 2023, the number of shares issued upon vesting is based on a specified payout factor requiring that the market price per share on the measurement date be at least 80% of the grant-date share price (market condition). The maximum payout factor for these awards is 225%. The share price used on the grant and measurement dates reflect a ten-day average closing price. The fair value of MSUs is estimated as of the grant date using a Monte Carlo simulation.

PSUs are granted to executive officers, have a three-year performance cycle and are granted as a target number of stock units subject to adjustment. The number of shares issued when PSUs vest is determined based on the achievement of specified performance goals (a performance condition) and BMS's three-year relative total shareholder return compound annual growth rate relative to a peer group of companies (a market condition) for awards granted in 2025, 2024 and 2023, and can range from 0% to a maximum of 200% of the target number of PSUs. Vesting is conditioned upon continuous employment and occurs on the third anniversary of the grant date, subject to accelerated vesting in specified circumstances. The fair value of PSUs is estimated as of the grant date for the portion related to the relative total shareholder return measure, using a Monte Carlo simulation and, for the remaining portion, based on the closing market price of BMS's common stock on the grant date after adjusting for the units not eligible for accrual of dividend equivalents, and taking into account the probability of satisfying the performance condition as of the grant date.

Stock-based compensation expense for awards ultimately expected to vest is recognized over the vesting period. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense was as follows:

Dollars in millions	Year Ended December 31,					
	2025		2024		2023	
Cost of products sold	$	62	$	57	$	51
Selling, general and administrative		224		202		215
Research and development		267		248		252
Total stock-based compensation expense	$	553	$	507	$	518
Income tax benefit	$	115	$	108	$	105

The following table summarizes the stock compensation activity for the year ended December 31, 2025:

Shares in Millions	Stock Options		RSUs		MSUs		PSUs	
	Number of Options	Weighted-Average Exercise Price of Shares	Number of Nonvested RSUs	Weighted-Average Grant-Date Fair Value	Number of Nonvested MSUs	Weighted-Average Grant-Date Fair Value	Number of Nonvested PSUs	Weighted-Average Grant-Date Fair Value
Balance at January 1, 2025	11.1	$ 59.02	20.7	$ 53.17	1.9	$ 58.69	3.7	$ 59.84
Granted	—	—	12.5	56.06	1.1	71.38	0.5	62.72
Released/Exercised	(1.3)	52.93	(7.9)	54.96	(0.3)	58.80	(0.6)	66.77
Adjustments for actual payout	—	—	—	—	(0.1)	59.16	(0.4)	66.77
Forfeited/Canceled	(3.0)	64.19	(3.8)	53.95	(0.4)	62.99	(0.5)	56.94
Balance at December 31, 2025	6.8	$ 57.85	21.5	$ 54.07	2.2	$ 64.24	2.7	$ 58.33
Expected to vest			18.4	$ 54.13	1.8	$ 63.80	2.3	$ 58.45

Dollars in millions	Restricted Stock Units	Market Share Units	Performance Share Units
Unrecognized compensation cost	$ 820	$ 74	$ 48
Expected weighted-average period in years of compensation cost to be recognized	2.5	1.9	1.5

Amounts in Millions, except per share data	2025	2024	2023
Weighted-average grant date fair value (per share):			
RSUs	$ 56.06	$ 47.54	$ 60.26
MSUs	71.38	58.63	57.99
PSUs	62.72	53.08	63.86
Fair value of awards that vested:			
RSUs	$ 435	$ 429	$ 365
MSUs	18	13	45
PSUs	43	42	65
Total intrinsic value of stock options exercised	8	13	90

The following table summarizes significant outstanding and exercisable options at December 31, 2025:

Range of Exercise Prices	Number of Options (in millions)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in millions)
$10 - $40	0.1	1.7	$ 23.42	$ 2
$40 - $55	2.7	1.6	50.38	10
$55 - $65	2.4	1.0	58.93	—
$65 +	1.7	1.3	69.71	—
Outstanding	6.8	1.3	57.85	$ 13
Exercisable	6.8	1.3	57.85	$ 13

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the closing stock price of $53.94 on December 31, 2025, which was the last trading day of 2025.

Note 20. LEGAL PROCEEDINGS AND CONTINGENCIES

BMS and certain of its subsidiaries are involved in various lawsuits, claims, government investigations, and other legal proceedings that arise in the ordinary course of business. These claims or proceedings can involve various types of parties, including governments, competitors, customers, partners, suppliers, service providers, licensees, licensors, employees, or shareholders, among others. These matters may involve patent infringement, antitrust, securities, pricing, sales and marketing practices, environmental, commercial, contractual rights, licensing obligations, health and safety matters, consumer fraud, employment matters, product liability, and insurance coverage, among others. The resolution of these matters often develops over a long period of time and expectations can change as a result of new findings, rulings, appeals or settlement arrangements. Legal proceedings that are significant or that BMS believes could become significant or material are described below.

BMS is vigorously defending against the legal proceedings in which it is named as a defendant and believes it has substantial claims and/or defenses in each matter. While the outcomes of these proceedings and other contingencies BMS is subject to are inherently unpredictable and uncertain, BMS does not believe that any of these matters will have a material adverse effect on BMS' financial position or liquidity, though they could possibly be material to the Company's consolidated results of operations in any one accounting period. There can be no assurance that there will not be an increase in the scope of one or more of the matters described below or that any other or future lawsuits, claims, government investigations, or other legal proceedings will not be material to BMS's financial position, results of operations, or cash flows for a particular period. Furthermore, failure to successfully enforce BMS's patent rights would likely result in substantial decreases in the respective product revenues from generic competition.

Contingency accruals are recognized when it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated. If BMS is unable to assess the outcome of a matter or estimate the possible loss or range of losses that could potentially result from such matter, a liability is not recorded. Developments in legal proceedings and other matters that could cause changes in the amounts previously accrued are evaluated each reporting period. For a discussion of BMS's tax contingencies, see " — Note 7. Income Taxes."

INTELLECTUAL PROPERTY

Eliquis - U.S.
In November 2025, BMS received a Notice Letter from Azurity Pharmaceuticals, Inc. ("Azurity") notifying BMS that Azurity had filed a 505(b)(2) application containing a paragraph IV certification seeking approval to market apixaban products in the U.S. and challenging a formulation patent listed in the Orange Book for Eliquis but not the composition of matter patent. In response, BMS and Pfizer initiated a patent infringement action against Azurity in the U.S. District Court for the District of Delaware.

Eliquis - Europe
BMS is involved in litigations throughout Europe against companies seeking to launch generic apixaban products prior to the expiration of the composition-of-matter patent for *Eliquis* and its associated SPCs. Litigations are pending or have concluded in Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Finland, France, Greece, Hungary, Ireland, Italy, Lithuania, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Spain, Sweden, Switzerland, and the UK.

To date, courts in these jurisdictions have rendered the following decisions:
- The court made a final negative decision in the UK, and generics are now on the market there.
- The courts made final positive decisions in Norway, Spain, Sweden, and Switzerland. In addition, the courts made initial positive decisions in France, Belgium and the Netherlands which are now final, following settlement.
- The courts made initial negative decisions in Finland, Ireland, and Slovakia. In Slovakia, an appeal is pending. In Finland and Ireland, the appeals court overturned the initial decisions and remanded the cases to the lower court. The case in Ireland is now settled.
- The courts made initial positive decisions in Croatia, the Czech Republic, Greece, and Portugal. In Greece and Portugal, appeals are pending. In the Czech Republic, the appeals court remanded the case to the lower court.

One or more generics have entered the market in Finland, Poland and Portugal while proceedings are pending. Additional generic manufacturers may seek to market generic apixaban products in these or additional countries in Europe prior to the expiration of the Company's patents, which may lead to additional infringement and invalidity actions in Europe.

Pomalyst - U.S.
In September 2025, Celgene received a Notice Letter from Sandoz Inc. ("Sandoz") notifying Celgene that Sandoz had filed an ANDA containing paragraph IV certifications seeking approval to market generic pomalidomide products in the U.S. In response, Celgene initiated a patent infringement action against Sandoz in the U.S. District Court for the District of New Jersey, asserting certain FDA Orange Book-listed patents. In November 2025, Celgene and Sandoz entered into a settlement agreement for this matter and the case was dismissed.

Zeposia - U.S.
In May and June 2024, BMS received Notice Letters from Synthon BV ("Synthon") and Apotex Inc. ("Apotex"), respectively, each notifying BMS that it has filed an ANDA containing a paragraph IV certification seeking approval to market a generic ozanimod product in the U.S. and challenging a polymorph patent listed in the Orange Book for *Zeposia* but not the composition of matter patent. In response, BMS filed patent infringement actions against Synthon and Apotex in the U.S. District Court for the District of Delaware. In September 2024, the district court consolidated the Synthon and Apotex actions. In September 2025, BMS and Synthon entered into a settlement agreement for this matter and the case was dismissed. In November 2025, BMS and Apotex entered into a settlement agreement for this matter and the case was dismissed.

PRICING, SALES AND PROMOTIONAL PRACTICES LITIGATION

*Plavix** Texas Litigation

In November 2025, BMS and certain Sanofi entities were named defendants in a Texas state court action in Harris County, Texas brought by the attorney general of Texas (the "Texas AG") and by a qui tam relator on behalf of the State of Texas relating to the labeling, sales, and promotion of *Plavix**. The case was removed to the U.S. District Court for the Eastern District of Texas. Also in November 2025, BMS and certain Sanofi entities sued the Texas AG in Texas state court in Travis County, Texas to enjoin the Texas AG's lawsuit. No trial dates have been scheduled in either case.

SECURITIES LITIGATION

Celgene Securities Litigations
Beginning in March 2018, two putative class actions were filed against Celgene and certain of its officers and employees in the U.S. District Court for the District of New Jersey (the "Celgene Securities Class Action"). The complaints alleged that the defendants violated federal securities laws. The district court consolidated the two actions. In December 2019, the district court denied in part and granted in part defendants' motion to dismiss. In November 2020, the district court certified a class of Celgene common stock purchasers between April 27, 2017 through April 28, 2018. Following discovery, defendants moved for summary judgment, which the district court granted in part and denied in part. In September 2025, the parties reached a settlement in principle to resolve the Celgene Securities Class Action. The court granted preliminary approval of the settlement in December 2025, with a final approval hearing scheduled for May 2026.

Certain entities filed individual actions in the U.S. District Court for the District of New Jersey asserting largely the same allegations as the Celgene Securities Class Action. These actions were consolidated for pre-trial proceedings. Defendants moved for partial summary judgment in these consolidated actions. In August 2025, the court issued a partial summary judgment ruling, dismissing certain statements, although portions of the defendants' summary judgment motion related to certain other alleged misstatements remained pending before the court. In January 2026, the parties reached a settlement to resolve the individual actions.

Contingent Value Rights Litigations
In June 2021, an action was filed against BMS in the U.S. District Court for the Southern District of New York asserting claims of alleged breaches of a Contingent Value Rights Agreement ("CVR Agreement") entered into in connection with the closing of BMS's acquisition of Celgene in November 2019. An entity claiming to be the successor trustee under the CVR Agreement alleged that BMS breached the CVR Agreement by allegedly failing to use "diligent efforts" to obtain FDA approval of liso-cel (*Breyanzi*) before a contractual milestone date, thereby allegedly avoiding a $6.4 billion potential obligation to holders of the contingent value rights governed by the CVR Agreement and by allegedly failing to permit inspection of records in response to a request by the alleged successor trustee. The plaintiff sought damages in an amount to be determined at trial and other relief, including interest and attorneys' fees. BMS disputes the allegations. BMS filed a motion to dismiss the alleged successor trustee's complaint for failure to state a claim upon which relief can be granted, which was denied in June 2022. In February 2024, BMS filed a motion to dismiss the complaint for lack of subject matter jurisdiction. In September 2024, the court granted BMS's motion and dismissed the lawsuit for lack of subject matter jurisdiction without prejudice to the refiling of a new lawsuit by a properly appointed trustee. The plaintiff has appealed, and BMS has cross-appealed from the denial of its first motion to dismiss.

In November 2024, the same entity claiming to be successor trustee filed a new lawsuit against BMS making similar allegations to the previously dismissed case and attempting to remedy its jurisdictional deficiency. The plaintiff's new complaint also named the original CVR Agreement Trustee and sought a judgment that plaintiff is Trustee. In February 2025, plaintiff filed an amended complaint. In March 2025, BMS filed a motion to dismiss the amended complaint for lack of subject matter jurisdiction and failure to state a claim. In December 2025, the court denied that motion in substantial part, finding the plaintiff to be the successor trustee, but dismissed two of the five claims asserted in the amended complaint. BMS has filed a motion for reconsideration or, in the alternative, certification for immediate appeal. In the same case, the original trustee (which also has been named a defendant) filed putative crossclaims against BMS in the event that it is later found to be the trustee. In December 2025, BMS filed a motion to dismiss the crossclaims for lack of subject matter jurisdiction or failure to state a claim.

In November 2021, an alleged Celgene stockholder filed a complaint in the Superior Court of New Jersey, Union County, asserting claims on behalf of two separate putative classes, one of acquirers of CVRs and one of acquirers of BMS common stock, for violations of securities laws. In June 2024, the Court granted defendants' motion to dismiss the complaint in its entirety without prejudice to file an amended complaint. The plaintiff filed an amended complaint which was dismissed with prejudice in February 2025. The plaintiff has appealed the dismissal.

In July 2025, an individual beneficial owner of CVRs filed a lawsuit against BMS in the Southern District of New York making similar allegations to the previously dismissed case. BMS moved to dismiss the complaint in September 2025.

No trial dates have been scheduled in any of the above CVR Litigations.

OTHER LITIGATION

IRA Litigation

On June 16, 2023, BMS filed a lawsuit against HHS and the Centers for Medicare & Medicaid Services, *et al.*, challenging the constitutionality of the drug-pricing program in the IRA. That program requires pharmaceutical companies, like BMS, under the threat of significant penalties, to sell certain of their medicines at government-dictated prices. In April 2024, the court denied BMS's motion for summary judgment and granted the government's cross-motion for summary judgment. BMS appealed to the United States Court of Appeals for the Third Circuit. In September 2025, the Third Circuit affirmed the lower court's decision. In December 2025, BMS filed a petition for certiorari at the Supreme Court of the United States, seeking review of the Third Circuit's decision.

340B Litigation

On November 26, 2024, BMS filed a lawsuit against Carole Johnson, Administrator of Health Resources & Services Administration ("HRSA") and Xavier Becerra, U.S. Secretary of HHS, challenging HRSA's determination that BMS could not implement a cash rebate model for the 340B drug pricing program. BMS is seeking a determination that HRSA's actions violate the Administrative Procedure Act and the United States Constitution. In May 2025, the U.S. District Court for the District of Columbia granted HRSA summary judgment on BMS's claims. BMS has appealed to the U.S. Court of Appeals for the District of Columbia Circuit, and the Court heard oral argument in November 2025.

Thalomid and *Revlimid* Litigations

Beginning in November 2014, putative class action lawsuits were filed against Celgene in the U.S. District Court for the District of New Jersey alleging that Celgene violated various antitrust, consumer protection, and unfair competition laws in connection with, among other things, activities related to obtaining and litigating certain Revlimid patents. In October 2020, the district court entered a final order approving a class settlement and dismissed the matter. Certain entities—including entities that opted out of the settlement class and others who claim that their suits are not covered by that settlement—have since filed additional suits against Celgene and BMS pursuing similar claims based on related theories, and a subset of plaintiffs brought additional claims related to copay assistance for Thalomid and Revlimid. Those new suits are principally being litigated in the U.S. District Court for the District of New Jersey. The Court dismissed certain of those complaints with leave to amend in June 2024. All plaintiffs filed amended complaints in August 2024. BMS and Celgene have filed motions to dismiss those complaints, which are currently pending.

Related actions are also pending in San Francisco Superior Court and the Philadelphia County Court of Common Pleas. No activity is expected in these cases until disposition of the New Jersey actions. No trial dates have been scheduled.

Pomalyst Antitrust Class Action

Beginning in September 2023, certain entities filed putative class actions against Celgene, BMS, and certain individuals in the U.S. District Court for the Southern District of New York asserting claims under various antitrust, consumer protection, and unjust enrichment laws in connection with activities related to obtaining and litigating certain *Pomalyst* patents. In March 2025, the court dismissed the complaints against Celgene, BMS and the named individuals. Plaintiffs have sought leave to amend their complaints. In June 2025, an additional plaintiff filed a suit that is substantively identical to the proposed amended complaint.

ENVIRONMENTAL PROCEEDINGS

As previously reported, BMS is a party to several environmental proceedings and other matters, and is responsible under various state, federal and foreign laws, including CERCLA, for certain costs of investigating and/or remediating contamination resulting from past industrial activity at BMS's current or former sites or at waste disposal or reprocessing facilities operated by third parties.

CERCLA and Other Remediation Matters

With respect to CERCLA and other remediation matters for which BMS is responsible under various state, federal and international laws, BMS typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state or foreign agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and BMS accrues liabilities when they are probable and reasonably estimable. BMS estimated its share of future costs for these sites to be $61 million as of December 31, 2025, which represents the sum of best estimates or, where no best estimate can reasonably be made, estimates of the minimal probable amount among a range of such costs (without taking into account any potential recoveries from other parties).

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with the internal auditors, Deloitte & Touche LLP (D&T), the Company's independent registered accounting firm, and management to review accounting, internal control structure and financial reporting matters. The internal auditors and D&T have full and free access to the Audit Committee. As set forth in the Company's Standard of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the framework in "Internal Control—Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2025 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report on Form 10-K and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, which is included herein.

Christopher Boerner, Ph.D.
Chair of the Board and Chief Executive Officer

David V. Elkins
Chief Financial Officer

February 11, 2026

CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, management carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, management has concluded that as of December 31, 2025, such disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the framework in "Internal Control—Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2025 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this report on this Annual Report on Form 10-K and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER INFORMATION.

During the fourth quarter of 2025, no director or officer of the Company adopted or terminated an active "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bristol-Myers Squibb Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income/(loss), and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Gross-to-Net U.S. Rebate Accruals for U.S. Medicaid, Medicare Part D, and managed healthcare — Refer to "Note 2. Revenue" to the financial statements

Critical Audit Matter Description

As more fully disclosed in Note 2 to the financial statements, revenue is reduced from wholesaler list price at the time of recognition for expected charge-backs, discounts, rebates, sales allowances and product returns ("GTN adjustments"). In the U.S., these GTN adjustments are attributed to various commercial arrangements, managed healthcare organizations, and government programs such as Medicare, Medicaid and the 340B program containing various pricing implications, such as mandatory discounts or pricing protection below wholesaler list price. Charge-backs and cash discounts are reflected as a reduction to receivables and settled through the issuance of credits to the customer. All other GTN adjustments are reflected as a liability and settled through cash payments to the customer.

Certain of the GTN liabilities related to U.S. Medicaid, Medicare Part D, and managed healthcare organizations rebate programs (the "GTN U.S. rebate accruals") involve the use of significant assumptions and judgments in their calculation. These significant assumptions and judgments include consideration of legal interpretations of applicable laws and regulations, historical experience, payer channel mix, current contract prices, unbilled claims, processing time lags, and inventory levels in the distribution channel.

Given the complexity involved in determining the significant assumptions used in calculating certain GTN U.S. rebate accruals, auditing these estimates involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to GTN U.S. rebate accruals included the following, among others:
- We evaluated the appropriateness and consistency of the Company's methods and assumptions used to calculate GTN U.S. rebate accruals.
- We tested the effectiveness of internal controls over the review of the Company's estimation model, including underlying assumptions and key inputs into the Company's process to calculate GTN U.S. rebate accruals.
- We tested the mathematical accuracy of GTN U.S. rebate accruals.
- We tested significant assumptions and key inputs used to calculate GTN U.S. rebate accruals.
- We evaluated the Company's ability to estimate GTN U.S. rebate accruals accurately by comparing actual amounts incurred for GTN U.S. rebate accruals to historical estimates.
- We tested the overall reasonableness of the GTN U.S. rebate accruals recorded at period end by developing an expectation for comparison to actual recorded balances.
- We involved audit professionals with industry and quantitative analytics experience to assist us in performing our auditing procedures.

Taxes — Unrecognized Tax Benefit Liabilities for U.S. Transfer Pricing — Refer to "Note 7. Income Taxes" to the financial statements

Critical Audit Matter Description

As more fully disclosed in Note 7 to the financial statements, the Company recognizes certain income tax benefits associated with transactions between its U.S. operating companies and related foreign affiliates. These income tax benefits are estimated based on transfer pricing agreements, third-party transfer pricing studies, and the Company's judgment as to whether it is more-likely-than-not the benefits will be realized. Tax benefits that may not ultimately be realized by the Company, as determined by its judgment, are accrued for as unrecognized tax benefit liabilities. The amounts recognized as unrecognized tax benefit liabilities related to U.S. transfer pricing may be significantly affected in subsequent periods due to various factors, such as changes in tax law, identification of additional relevant facts, or a change in the Company's judgment regarding measurement of the tax benefits upon ultimate settlement with the taxing authorities.

Given the complexity associated with significant assumptions used and judgments made to calculate unrecognized tax benefit liabilities related to U.S. transfer pricing, auditing these estimates involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to unrecognized tax benefit liabilities related to U.S. transfer pricing included the following, among others:

- We evaluated the appropriateness and consistency of the Company's methods and assumptions used in the identification, recognition, measurement, and disclosure of unrecognized tax benefit liabilities.
- We tested the effectiveness of internal controls over the review of the underlying assumptions and key inputs into the Company's process to calculate unrecognized tax benefit liabilities.
- We obtained an understanding of the Company's related party transactions and transfer pricing policies.
- We tested the mathematical accuracy of the unrecognized tax benefit liabilities.
- We tested the completeness of unrecognized tax benefit liabilities.
- We tested the reasonableness of the underlying tax positions and amounts accrued for a selection of unrecognized tax benefit liabilities by reviewing the Company's evaluation of the relevant facts and tax law associated with the tax position, and testing the significant assumptions and inputs used to calculate the unrecognized tax benefit liabilities by reference to third party data, information produced by the entity, our understanding of transfer pricing principles and tax laws, and inquires of management.
- We evaluated whether the Company had appropriately considered new information that could significantly change the recognition, measurement or disclosure of the unrecognized tax benefit liabilities.
- We involved income tax specialists and audit professionals with industry experience to assist us in performing our auditing procedures.

Deloitte & Touche LLP

Morristown, New Jersey
February 11, 2026

We have served as the Company's auditor since 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bristol-Myers Squibb Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 11, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Morristown, New Jersey

February 11, 2026

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholders' returns of our common shares with the cumulative total stockholders' returns of the companies listed in the Standard & Poor's 500 Index ("S&P 500 Index") and a composite peer group of major pharmaceutical companies comprised of AbbVie, Amgen, AstraZeneca, Gilead, GlaxoSmithKline, Johnson & Johnson, Eli Lilly, Merck, Novartis, Pfizer, Regeneron, Roche and Sanofi. The graph assumes $100 investment on December 31, 2020 in each of our common shares, the S&P 500 Index and the stock of our peer group companies, including reinvestment of dividends, for the years ended December 31, 2021, 2022, 2023, 2024 and 2025. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



	2021	2022	2023	2024	2025
Bristol Myers Squibb	$ 102.88	$ 122.41	$ 90.40	$ 104.69	$ 104.81
S&P 500	128.71	105.40	133.10	166.40	196.16
Peer Group	123.66	136.99	140.81	152.13	198.36

SUMMARY OF ABBREVIATED TERMS

Bristol-Myers Squibb Company and its consolidated subsidiaries may be referred to as Bristol Myers Squibb, BMS, the Company, we, our or us in this Annual Report on Form 10-K, unless the context otherwise indicates. Throughout this Annual Report on Form 10-K, we have used terms which are defined below:

2025 Form 10-K	Annual Report on Form 10-K for the fiscal year ended December 31, 2025	MDS	myelodysplastic syndromes
2021 Plan	2021 Stock Award and Incentive Plan	Merck	Merck & Co., Inc.
2seventy bio	2seventy bio, Inc.	MF	myelofibrosis
340B Program	340B Drug Pricing Program	Mirati	Mirati Therapeutics, Inc.
2024 Senior Unsecured Notes	Aggregate principal amount of $13.0 billion of unsecured senior notes issued by BMS in February 2024	MIUC	muscle-invasive urothelial carcinoma
AbbVie	AbbVie Inc.	MM	multiple myeloma
ADC	antibody-drug conjugate	MPM	Malignant Pleural Mesothelioma
aGVHD	acute graft-versus-host disease	MS	Multiple Sclerosis
Amgen	Amgen Inc.	MSI-High	microsatellite instability-high
AML	acute myeloid leukemia	MyoKardia	MyoKardia, Inc.
Amylin	Amylin Pharmaceuticals, Inc.	MZL	marginal zone lymphoma
ANDA	abbreviated New Drug Application	NAV	net asset value
ASC	Accounting Standards Codification	NCTI	Net CFC Testing Income
ASR	Accelerated Share Repurchase	NDA	New Drug Application
AstraZeneca	AstraZeneca PLC	NDMM	newly diagnosed multiple myeloma
BCL	B-cell lymphoma	Nimbus	Nimbus Therapeutics, LLC
BCMA	B-cell maturation antigen	NKT	natural killer T
BioNTech	BioNTech SE	Novartis	Novartis Pharmaceutical Corporation
BLA	Biologics License Application	NSCLC	non-small cell lung cancer
CAR-T	Chimeric Antigen Receptor T cells	NTD	non-transfusion-dependent
Celgene	Celgene Corporation acquired by BMS on November 20, 2019	NVAF	non-valvular atrial fibrillation
CERCLA	U.S. Comprehensive Environmental Response, Compensation and Liability Act	OBBBA	One, Big, Beautiful Bill Act
CFC	Controlled Foreign Corporation	OCE	Oncology Center of Excellence
CGDP	Coverage Gap Discount Program	OECD	Organization for Economic Co-operation and Development
cGMP	current Good Manufacturing Practices	oHCM	obstructive hypertrophic cardiomyopathy
cHL	classical Hodgkin Lymphoma	OIG	Office of Inspector General of the U.S. Department of Health and Human Services
CHMP	Committee for Medicinal Products for Human Use	Ono	Ono Pharmaceutical Co., Ltd.
CLL	Chronic lymphocytic leukemia	Orbital	Orbital Therapeutics
CML	chronic myeloid leukemia	Otsuka	Otsuka Pharmaceutical Co., Ltd.
COM	Composition of Matter	PBMs	Pharmacy Benefit Managers
COSO	Committee of Sponsoring Organizations of the Treadway Commission	PCAOB	Public Company Accounting Oversight Board
CRC	colorectal carcinoma	PD-1	programmed death receptor-1
DLBCL	diffuse large B-cell lymphoma	PDAC	pancreatic ductal adenocarcinoma
dMMR	deficient DNA mismatch repair	PDMA	Prescription Drug Marketing Act
DSA	Distribution Services Agreement	PDUFA	Prescription Drug User Fee Act
EC	European Commission	Pfizer	Pfizer, Inc.
EGFR	estimated glomerular filtration rate	Philochem	Philoche AG
EMA	European Medicines Agency	PPF	progressive pulmonary fibrosis
EPS	earnings per share	Prothena	Prothena Corporation
ESA	erythropoiesis-stimulating agent	PRP	potentially responsible party
ES-SCLC	extensive stage SCLC	PsA	psoriatic arthritis
EU	except as otherwise noted, EU refers to the countries that are members of the European Union plus the United Kingdom	PTR	patent term restoration
Evotec	Evotec SE	R&D	research and development
Exchange Act	the Securities Exchange Act o 1934	RA	rheumatoid arthritis
FASB	Financial Accounting Standards Board	RayzeBio	RayzeBio, Inc.
FDA	U.S. Food and Drug Administration	RCC	renal cell carcinoma
FDII	Foreign-Derived Intangible Income	Regeneron	Regeneron Pharmaceuticals, Inc.
FL	follicular lymphoma	REMS	Risk Evaluation and Mitigation Strategy
GAAP	U.S. generally accepted accounting principles	Roche	Roche Holding AG
GEP-NETs	gastroenteropancreatic neuroendocrine tumors	ROS1	c-ros oncogene 1
Gilead	Gilead Sciences, Inc.	R/R AML	relapsed/refractory acute myeloid leukemia
GILTI	global intangible low taxed income	R/R cHL	relapsed/refractory classical Hodgkin Lymphoma

GlaxoSmithKline	GlaxoSmithKline PLC	RRMM	relapsed/refractory multiple myeloma
GTN	gross-to-net	RS	ring sideroblast
Halozyme	Halozyme Therapeutics, Inc.	Sandoz	Sandoz Inc.
HCC	hepatocellular carcinoma	Sanofi	Sanofi S.A.
HCM	hypertrophic cardiomyopathy	SEC	U.S. Securities and Exchange Commission
IO	immuno-oncology	SLE	systemic lupus erythematosus
IPF	idiopathic pulmonary fibrosis	SLL	small lymphocytic lymphoma
IPRD	in-process research and development	SOFR	Secured Overnight Financing Rate
IRA	Inflation Reduction Act of 2022	SPC	Supplementary Protection Certificate
IRS	Internal Revenue Services	SSc	Systemic sclerosis
JIA	Juvenile Idiopathic Arthritis	SystImmune	SystImmune, Inc.
Karuna	Karuna Therapeutics, Inc.	TCJA	the Tax Cuts and Jobs Act of 2017
LBCL	large BCL	TD	transfusion-dependent
Lilly	Eli Lilly and Company	TNBC	triple-negative breast cancer
LDD	Ligand Directed Degrader	UC	ulcerative colitis
MAA	Marketing Authorization Application	UK	United Kingdom
MCL	mantle cell lymphoma	U.S.	United States
MCO	Managed Care Organization	VAT	value added tax
mCRPC	metastatic castration-resistant prostate cancer	WTO	World Trade Organization

Bristol Myers Squibb | Board of Directors

Christopher Boerner, Ph.D.
Board Chair and Chief Executive Officer,
Bristol Myers Squibb

Theodore R. Samuels
Lead Independent Director, Bristol Myers Squibb
Retired President of Capital Guardian Trust
Company
(a, b)

Peter J. Arduini
President and Chief Executive Officer,
GE Healthcare
(c)

Deepak L. Bhatt, M.D., M.P.H., M.B.A.
Director of Mount Sinai Fuster Heart Hospital
and the Dr. Valentin Fuster Professor
of Cardiovascular Medicine at
the Icahn School of Medicine
(c, d)

Julia A. Haller, M.D.
Chief Executive Officer and
Ophthalmologist-in-Chief, Wills Eye Hospital
(b, d)

Manuel Hidalgo Medina, M.D., Ph.D.
Professor of Medicine and Co-Director of GI
Cancer Center, NYU Grossman School of Medicine
(b, d)

Michael R. McMullen
Former President and Chief Executive Officer,
Agilent Technologies, Inc.
(a, c)

Paula A. Price
Former Executive Vice President
and Chief Financial Officer, Macy's, Inc.
(a, b)

Derica W. Rice
Former Executive Vice President,
CVS Health and President, Pharmacy
Benefits Business, CVS Caremark.
Former Executive Vice President and
Chief Financial Officer, Eli Lilly Company
(a, c)

Karen H. Vousden, Ph.D.
Principal Group Leader,
The Francis Crick Institute.
Former Chief Scientist, Cancer Research UK
(c, d)

Phyllis R. Yale
Advisory Partner, Bain & Company
(a, d)

Members of the Board of Directors and Committee memberships as of March 25, 2026.

(a) Audit Committee

(b) Committee on Directors and Corporate Governance

(c) Compensation and Management Development Committee

(d) Science and Technology Committee

Bristol Myers Squibb | Leadership Team

Christopher Boerner, Ph.D.
Board Chair and
Chief Executive Officer

Wendy Short Bartie
Executive Vice President,
Corporate Affairs

David V. Elkins
Executive Vice President,
Chief Financial Officer

Cari Gallman
Executive Vice President,
General Counsel and
Chief Policy Officer

Ben Hickey
President,
RayzeBio

Lynelle B. Hoch
President,
Cell Therapy Organization

Adam Lenkowsky
Executive Vice President,
Chief Commercialization Officer

Cristian Massacesi, M.D.
Executive Vice President,
Chief Medical Officer and
Head of Development

Greg Meyers
Executive Vice President,
Chief Digital & Technology Officer

Robert Plenge, M.D., Ph.D.
Executive Vice President,
Chief Research Officer

Amanda Poole
Executive Vice President,
Chief People Officer

Karin Shanahan
Executive Vice President,
Chief Supply Chain & Operations Officer

Chris Shibutani, M.D.
Executive Vice President,
Chief Strategy Officer

BRISTOL MYERS SQUIBB Stockholder Information

Common Stock
Ticker symbol: BMY
New York Stock Exchange

Contingent Value Right
Ticker Symbol: CELG-RT
New York Stock Exchange

Stockholder Services
All inquiries concerning stockholder accounts and stock transfer matters – including address changes, the elimination of duplicate mailings and the Shareowner Services Plus Plan℠ – should be directed to the Company's Transfer Agent and Registrar:

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
www.shareowneronline.com

855-598-5485 (within the U.S.)
651-450-4064 (outside the U.S.)

A telecommunications relay service should be used by the hearing impaired when calling the telephone numbers above.

Shareowner Services Plus Plan℠
The Shareowner Services Plus Plan℠ is designed for long-term investors who wish to build share ownership in the Company's common stock over time. You can participate in the plan if you are a registered holder of the Company's common stock. If you do not own the Company's common stock, you can become a participant by making your initial purchase through the plan. The plan features dividend reinvestment, optional cash purchase, share safekeeping, and share sales and transfers. Bristol-Myers Squibb Company has appointed EQ Shareowner Services as Administrator for the plan. The plan is not sponsored or administered by Bristol-Myers Squibb Company.

Form 10-K
For a free copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, contact:

Corporate Secretary
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543

The Form 10-K is also available at investor.bms.com.

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Additional Information
Information on the following subjects is available at www.bms.com:

- Bristol Myers Squibb Foundation
- Clinical Trials
- Compliance and Ethics
- Patient Assistance Programs
- Policy and Advocacy Engagement and Political Contributions
- Sustainability and Social Impact

This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations.

Please see page 32 of the Financial Review for a discussion and description of these risks and uncertainties. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. A copy of Bristol Myers Squibb's most recent Consolidated EEO-1 Report is available to shareholders upon request.

Product Names and Company Programs
Global products and company program names appearing throughout in italics are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Co., Ltd.

Cabometyx is a trademark of Exelixis, Inc.

Farxiga and *Onglyza* are trademarks of AstraZeneca AB

Gleevec is a trademark of Novartis AG

Keytruda and *Winrevair* are trademarks of Merck & Co., Inc., Rahway, NJ, USA

Otezla is a trademark of Amgen Inc.

Plavix is a trademark of Sanofi S.A.

Tecentriq is a trademark of Genentech, Inc.

Brand names of products that are in all italicized letters, without an asterisk, are registered trademarks of Bristol Myers Squibb and/or one of its subsidiaries.





Global Health, Global Impact.

The Bristol Myers Squibb Foundation (BMS Foundation), an independent charitable organization funded by BMS, is focused on advancing health equity and dedicated to its mission to improve global health.

By empowering local communities to create lasting impact, the BMS Foundation's vision is for a future where all people, regardless of where they live, can achieve their best possible health through strong local healthcare systems. It invests in capacity building and health systems strengthening programs to expand access to care for medically underserved populations in the geographies where it is focused, including Brazil, India, Sub-Saharan Africa and the United States.

Through its strategic grantee partners and locally led solutions, the BMS Foundation advances innovative approaches that ultimately improve patient outcomes and promote health equity worldwide.

Bristol Myers Squibb® Foundation

bms.com/foundation





Transforming patients' lives through science™

At Bristol Myers Squibb, our mission is to discover, develop, and deliver innovative medicines that help patients prevail over serious diseases. We are pursuing bold science to define what's possible for the future of medicine and the patients we serve.

Bristol Myers Squibb®

bms.com/investors

Route 206 & Province Line Road,
Princeton, NJ 08543 • (609) 252-4621

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